As filed with the Securities and Exchange Commission on October 5, 2004
Registration No. 333-117400

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Odimo Incorporated

(Exact name of registrant as specified in its charter)

Delaware	5944	22-3607813
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14001 N.W. 4th Street

Sunrise, Florida 33325
(954) 835-2233
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan Lipton

Chief Executive Officer
Odimo Incorporated
14001 N.W. 4th Street
Sunrise, Florida 33325
(954) 835-2233
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles J. Rennert Claire P. Menard Berman Rennert Vogel & Mandler, P.A. 100 Southeast Second Street, Suite 2900 Miami, Florida 33131 Tel: (305) 577-4171 Fax: (305) 347-6463	Bradley D. Houser Martin T. Schrier Akerman Senterfitt One Southeast Third Avenue Miami, Florida 33131 Tel: (305) 982-5658 Fax: (305) 374-5095	Jerome L. Coben Jonathan L. Friedman Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 Tel: (213) 687-5000 Fax: (213) 687-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.     ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 5, 2004

           Shares

Common Stock

$      per share

This is an initial public offering of common stock of Odimo Incorporated. We are offering                      shares and the selling stockholders identified in this prospectus are offering                      shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

We anticipate that the initial public offering price will be between $          and $           per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “ODMO.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 6.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount
Proceeds, before expenses, to Odimo Incorporated
Proceeds, before expenses, to the selling stockholders

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of  additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commissions has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	Friedman Billings Ramsey
Oppenheimer & Co. Inc.

The date of this prospectus is           , 2004.

DIAMOND.COM™

1-888-DIAMOND

- Diamond Sourcing

ashford.com™

1-866-ASHFORD

- Current Season Luxury Products

WorldofWatches.com®

1-888-WATCHES

- Brand Name Watches

Odimo INCORPORATED

DIAMOND.COM

DIAMOND.COM™

SOURCING

- Over 25,000 independently certified diamonds
- Design Your Own Ring feature
- Engagement Ring Showcase

www.diamond.com
1-888-DIAMOND

ashford.com™

BRAND NAMES

Brand name luxury products including:

- Watches
- Fine jewelry and diamonds
- Designer handbags and accessories
- Home accents
- Fragrances
- Sunglasses
- Fine writing instruments

ashford.com

www.ashford.com
1-866-ASHFORD

WorldofWatches.com
Your Results

www.worldofwatches.com
1-888-WATCHES

WorldofWatches.com®

SELECTION

A destination for both the casual watch buyer and watch collector. We showcase over 2,000 brand name watch styles for both men and women.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying shares of common stock in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock.

Odimo

Odimo is an online retailer of current season brand name watches and luxury goods, high quality diamonds and fine jewelry. We operate three websites, www.diamond.com, www.ashford.com and www.worldofwatches.com, and seek to create long-term relationships with our customers by offering a broad selection of appealing merchandise. Our websites collectively showcase over 2,000 watch styles; a large assortment of luxury goods, such as designer handbags and fashion accessories, fragrances and sunglasses; more than 25,000 independently certified diamonds; and a wide range of precious and semi-precious jewelry. We sell brand name goods at discounts to suggested retail prices, and diamonds and fine jewelry at competitive prices. We feature many of the branded items available in leading department and specialty stores, as well as diamonds certified by the Gemological Institute of America (GIA).

Our net sales have grown significantly since we were founded in 1998. For the year ended December 31, 2003, we had net sales of $41.7 million representing a 51.5% increase from the prior year. However, we have experienced net losses each year since 1998, including a net loss of $7.1 million for the year ended December 31, 2003, and we had an accumulated deficit of $64.6 million as of June 30, 2004. After re-launching the www.ashford.com website in January 2003 with an expanded product line of luxury goods, the total number of orders we received for the year ended December 31, 2003 increased to 116,440, representing an increase of 78.7% from the prior year. Orders by existing customers increased significantly during this period.

Supplier Relationships

Brand Name Watches and Luxury Goods

We purchase the majority of our brand name watches and luxury goods through distribution channels outside the control of brand owners, generally referred to as the parallel market. This market often develops as a result of global differences in the price or supply of products. Our senior management team has worked together for over 10 years and has extensive experience in the retailing of luxury goods purchased in the parallel market.

The benefits of sourcing from the parallel markets include our ability to:

•	acquire genuine, current season merchandise at lower prices than we could through brand owners’ authorized distribution channels;

•	offer goods below suggested retail prices by avoiding brand owner pricing restrictions; and

•	provide value to our customers while maintaining favorable margins.

Diamonds

We carry our best selling diamonds in inventory to provide our customers guaranteed availability and expedited delivery. We purchase the majority of these diamonds from The Steinmetz Diamond Group, a group of diamond and jewelry dealers and manufacturing companies, which are affiliated with several of our stockholders. Steinmetz purchases diamonds directly from an affiliate of the De Beers Group, one of the world’s largest diamond mining companies, which provides Steinmetz with access to a broad selection of diamonds.

Our supply arrangement with Steinmetz has several benefits, including our ability to:

•	access Steinmetz’s wide selection of diamonds;

•	avoid several layers of supply chain intermediaries;

•	receive “cash market pricing”, which is typically the lowest available wholesale price generally within the diamond industry (representing a 5.0% to 7.5% discount from a credit purchase);

•	defer payment for up to 180 days, substantially reducing our working capital needs; and

•	return unsold goods, substantially reducing our inventory risk.

We also offer, in a manner similar to other online retailers, a selection of diamonds owned by third party suppliers that we purchase after we receive a customer order.

Our Value Proposition

We believe that we offer value to a broad range of customers by providing:

•	broad product selection;

•	current season merchandise;

•	attractive prices;

•	product quality assurance;

•	a positive shopping experience; and

•	prompt fulfillment and responsive customer service.

Our Growth Strategy

Our objective is to expand our customer base and promote repeat purchases while generating attractive operating margins. Key components of our strategy are to:

•	attract new customers;

•	increase sales to past customers;

•	expand diamond and diamond jewelry sales;

•	reduce diamond inventory exposure;

•	pursue operating efficiencies; and

•	increase sales of Ashford ® branded products.

Our business is subject to numerous risks which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. We have incurred significant operating losses in the past and may incur significant operating losses in the future. We face risks related to the purchase of our supply of luxury goods and watches on the parallel market, including the absence of a guaranteed supply of our products and potential claims relating to intellectual property infringement and the sale of counterfeit goods. In addition, we face risks related to selling new product lines with which we have little or no experience.

Corporate History

The company was founded in 1998 by Neeraj (Roger) Gupta, Sachin Gupta and the Gupta family. Prior to the entities beneficially owned by each of Alan Lipton, Beny Steinmetz and Philippe Laub acquiring control of the company in November 1999, we operated under the domain name “diamonddepot.com.” In April 2000, we began operating the www.diamond.com website. In May 2000, we acquired worldofwatches.com, an online retailer of brand name watches, and began operating the www.worldofwatches.com website. In December 2002, we acquired the www.ashford.com domain name and relaunched the website in January 2003 with expanded product offerings including handbags and other fashion accessories.

Corporate Information

Our corporate offices are located at 14001 N.W. 4th Street, Sunrise, Florida 33325, and our telephone number is (954) 835-2233. In this prospectus, “Odimo,” the “Company,” “we,” “us” and “our” refer to Odimo Incorporated and its subsidiaries. The information on or that can be accessed through our websites, including www.diamond.com, www.ashford.com and www.worldofwatches.com, is not part of this prospectus.

The Offering

Common stock offered by Odimo Incorporated	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from the sale of the shares of common stock in this offering will be approximately $ million, after deducting the underwriters’ discounts and commissions and other expenses of this offering. We intend to use the net proceeds from this offering to repay all existing indebtedness (approximately $ million) and for general corporate purposes, including the acquisition of inventory, upgrades of our websites and marketing activities. We will not receive any of the proceeds from the sale of shares by selling stockholders.

Proposed Nasdaq National Market symbol	ODMO

In the table above, the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of                           , 2004. This number excludes:

•	11,056,234 shares of common stock issuable upon the exercise of vested stock options with a weighted average exercise price of $0.44 per share;

•	323,139 shares of common stock issuable upon the exercise of unvested stock options with a weighted average exercise price of $1.44 per share; and

•	an additional 2,605,398 shares of common stock reserved for issuance under our stock incentive plan.

Except as otherwise indicated in the prospectus, all of the information in this prospectus assumes the following:

•	the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock upon the closing of this offering;

•	the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of common stock upon the closing of this offering;

•	no exercise of outstanding stock options; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Operating Data

The following table summarizes our consolidated financial and operating data as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the six months ended June 30, 2003 and 2004. The consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2003 and 2004 and the balance sheet data as of June 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read the summary consolidated financial and operating data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

The pro forma consolidated balance sheet data gives effect to the net proceeds to be received by us in this offering at an assumed initial public offering price per share of $          after deducting estimated underwriters’ discounts and commissions and offering expenses, the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock, the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of our common stock and the repayment of $           million of indebtedness.

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(in thousands, except per share and operating data)
Consolidated Statement of Operations Data:
Net sales	$24,207	$27,520	$41,694	$15,887	$20,737

Gross profit	5,767	7,588	11,749	4,280	6,034

Operating expenses(1)	22,199	13,778	17,785	7,236	13,973

Loss from operations	(16,432)	(6,190)	(6,036)	(2,956)	(7,939)
Interest income (expense), net	347	1	(1,107)	(256)	(318)

Net loss	(16,085)	(6,189)	(7,143)	(3,212)	(8,257)
Dividends to preferred stockholders(2)	(4,025)	(4,047)	(4,519)	(2,237)	(12,266)

Net loss attributable to common stockholders	$(20,110)	$(10,236)	$(11,662)	$(5,449)	$(20,523)

Net loss per common share attributable to common stockholders:
Basic and diluted	$(1.29)	$(0.65)	$(0.74)	$(0.35)	$(1.31)
Weighted average common shares outstanding:
Basic and diluted	15,618	15,689	15,718	15,718	15,718

Operating Data (unaudited):
Number of orders	55,263	65,157	116,440	36,697	62,349
Average order value(3)	$498	$471	$402	$475	$372
Gross margin(4)	23.8%	27.6%	28.2%	26.9%	29.1%

Other Data:
Depreciation and amortization	$4,753	$2,529	$3,024	$1,361	$1,498
Stock-based compensation	41	39	2	1	4,689
Termination expense(1)	2,264	0	0	0	0

(footnotes on following page)

	As of June 30, 2004

	Actual	Pro Forma

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(5)	$323	$
Total assets	31,571
Bank credit facility	1,600
Stockholder notes (including current maturities)	2,420
Total liabilities	16,053
Total stockholders’ equity	15,518

(1)	In 2001, we incurred a non-recurring, non-cash expense of $2.3 million representing the estimated fair value of the shares we issued in connection with the termination of proposed European joint ventures.
(2)	For the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, dividends to preferred stockholders includes approximately $4.0 million, $4.0 million, $4.5 million, $2.2 million and $2.6 million of cumulative but undeclared dividends on the convertible preferred stock. For the six months ended June 30, 2004, dividends to preferred stockholders also includes approximately $9.6 million of deemed dividends related to the issuance of Series C preferred stock to existing stockholders. This amount represents the excess of the estimated fair value of the Series C preferred stock over the consideration received by the Company.
(3)	Average order value is calculated by dividing gross sales by number of orders.
(4)	Gross margin is calculated by dividing gross profit by net sales.

(5)	As restated, see Note 16 to our consolidated financial statements.

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy shares of our common stock.

Risks Relating to Our Business

We have incurred operating losses since our inception. If we do not achieve operating profitability, we may need additional capital, and our stock price could suffer.

We have incurred operating losses since our inception in 1998. As of June 30, 2004, our accumulated deficit was $64.6 million, including a net loss of approximately $7.1 million for the year ended December 31, 2003 and approximately $8.3 million for the six months ended June 30, 2004. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales that exceed historical levels while maintaining reasonable expense levels. Since our inception, we have incurred significant operating expenses and capital expenditures for technology, website development, advertising, personnel and other operating costs. During the next 12 months, we expect to incur approximately $12.0 million of costs and capital expenditures related to:

•	marketing, advertising and other promotional activities;

•	the expansion of our fulfillment operations, which includes supply procurement, inventory management, order receipt, packaging and shipment; and

•	the continued development of our websites and our computer network.

Even if we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve or sustain profitability, we may need additional capital, and our stock price could suffer.

Because we do not have a predictable or guaranteed supply of brand name watches and luxury goods, we may lose customers and sales if we are unable to meet our customers’ demand for particular products.

We do not have any written agreements or formal arrangements to acquire merchandise other than for diamonds and fine jewelry. As a result, we do not have a predictable or guaranteed supply of brand name watches and luxury goods. The availability of these products depends on many factors, including consumer demand, brand owner pricing and distribution practices, manufacturer production and fashion trends. If we are unable to acquire a sufficient supply and selection of products in a timely manner at competitive prices, we may lose customers and our sales could decline.

We acquire most of the brand name watches and luxury goods we sell through the parallel market, or grey market as it is also called, which increases the risk that we may inadvertently sell counterfeit or stolen goods or merchandise which is physically materially different from merchandise acquired from channels authorized by the brand owners, which could expose us to liability for intellectual property infringement claims and damage our reputation.

Approximately 46% of our net sales (78% of our net sales excluding diamonds and fine jewelry) during the year ended December 31, 2003, were generated from sales of merchandise that we did not acquire directly from the brand owners or their authorized distributors. These alternative distribution channels are commonly referred to as the “parallel market” or the “grey market.” Merchandise purchased from these alternative distribution channels includes authentic trademarked and copyrighted products that are intended for sale in foreign countries. In addition to our own compliance and quality testing procedures, we rely on assurances from our suppliers as to the authenticity of these products to ensure that products we receive are genuine. Our purchase of merchandise in the parallel market increases the risk that we will mistakenly purchase and sell counterfeit goods, stolen goods or merchandise which is physically materially different from merchandise acquired from channels authorized by the brand owners. We may have difficulty demonstrating that the merchandise we sell is authentic because many of the distributors and other intermediaries from whom we purchase merchandise may be unwilling to disclose their suppliers. If we sell goods that are counterfeit, stolen or are determined to be physically materially different, we may be subject to significant liability for infringement of trademarks, incur legal defense costs and suffer damage to our reputation and decreased sales.

We have received in the past, and anticipate that we will receive in the future, communications from brand owners alleging that certain items sold through our websites infringe on such brand owners’ trademarks, patents, copyrights and other intellectual property rights. We may be subject to lawsuits by brand owners and their authorized distributors based on allegations that we sell physically materially different merchandise, counterfeit goods or stolen goods. For example, in August 2004, we settled for a nominal amount an action filed against us in March 2004 by Prada, S.A. seeking an injunction and unspecified damages alleging that we sold counterfeit goods. Claims by brand owners, with or without merit, could be time consuming, result in costly litigation, generate bad publicity for us, or subject us to large claims for damages.

If brand owners take action to limit or prevent us from acquiring their products in the parallel market, we may not be able to find alternative sources of supply for such products at satisfactory prices or at all, which would result in reduced sales.

Some brand owners such as Rolex and Raymond Weil have implemented, and are likely to continue to implement, procedures to limit the ability of third parties, including Odimo, to purchase products through the parallel market by designating an exclusive legal importer of their brands into the United States. In the event we acquire such products from distributors and other intermediaries who may not have complied with applicable laws and regulations, such goods may be subject to seizure from our inventory by the U.S. Customs Service, and the brand owner may have a civil action for damages against us. Such limitations or controls could affect our ability to obtain products at satisfactory prices, or at all. When we are aware of these policies we do not sell such brand names. However, we do not contact brand owners to determine whether such restrictions exist prior to purchasing these goods from our suppliers. If more brand owners adopt such a policy, the number of products we are able to sell will decrease. Brand owners may also decide to more closely monitor their distribution chain, to prevent their authorized distributors from selling goods in the parallel markets.

Courts could find that we have tortiously interfered with contractual arrangements between a brand owner and its authorized wholesalers and retailers where those contractual arrangements restrict authorized wholesalers and retailers from selling to entities, such as Odimo, that will resell the products. In addition, United States copyright law may prohibit importation of genuine goods without the brand owner’s permission when the goods are packaged together with goods that are protected by a United States copyright such as the nonmechanical design features of watches, artistic features of home accessories and the package design of fragrances we sell.

If it is determined that our sales of decoded watches violate state laws, we would be subject to claims for damages, fines or other criminal penalties or be unable to sell decoded watches in such states.

Many of the brand name watches we sell have had their serial numbers removed (“decoded”). Most states have laws regulating or prohibiting the sale of products that have been decoded. There is uncertainty as to whether the laws prohibiting such sales apply to products that are not stolen. If a court determines that our sales of decoded watches violate the laws of any state, we would be subject to claims for damages, and fines or other criminal penalties, and we would be unable to continue to sell decoded watches in that state. In 2003, we derived $7.4 million of net sales from decoded watches, which represented approximately 35% of our net sales of watches and 17% of our total net sales in 2003.

Our supply contract with The Steinmetz Diamond Group expires in November 2006. If we fail to renew it, we may have to purchase diamonds from other suppliers at less favorable prices and terms.

Our ability to acquire diamonds at attractive pricing and on favorable terms is a key component of our strategy to increase diamond sales. In March 2004, we entered into an agreement with SDG Marketing, Inc., an affiliate of The Steinmetz Diamond Group, to purchase diamonds through 2006. The Steinmetz Diamond Group supplied 26% and 21% of our diamond inventory for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively. If we are unable to renew our contract with Steinmetz beyond 2006, we may have to purchase diamonds from other sources which may be at less favorable prices and terms. As a result, our diamond costs could increase and our diamond sales could decrease.

If we fail to identify and rapidly respond to fashion trends, we may be forced to absorb excess inventory or lower the sales prices for our goods.

The fashion industry is subject to rapidly changing trends and shifting consumer demand. Accordingly, our success depends on the priority that our target customers place on fashion and our ability to anticipate, identify and capitalize upon emerging fashion trends. Our failure to anticipate, identify or react appropriately to changes in styles or trends could lead to, among other things, excess inventories and markdowns, as well as decreased appeal of our merchandise.

If our new product offerings are not successful, we may have difficulty achieving growth in sales.

From time to time, we offer new products on our websites. We have sold luxury goods other than diamonds, jewelry and watches only since December 2002, when we re-launched the www.ashford.com website. We recently introduced a line of Ashford branded products that we expect will eventually expand to include watches, handbags and accessories. This line of our business has a limited operating history, which subjects us to the risks, uncertainties and difficulties presented by new product lines, such as uncertain customer demand and the uncertainties associated with a relatively limited time in which to implement and evaluate our marketing strategy for this product line. Expanding the sales of Ashford-branded products will require us to incur additional marketing expenses, develop relationships with new suppliers and comply with applicable laws and regulations. These requirements could strain our management and our financial and operational resources. We may begin selling other new product lines with which we have little or no prior experience, and we may face challenges similar to those we encounter in establishing our Ashford brand. If we are not successful in establishing our Ashford brand or other new product lines, we may not recoup the marketing and other expenses associated with such new products, we may experience write downs of inventory, and we may have difficulty increasing our sales.

Our net sales and operating results are volatile and difficult to predict, which may adversely affect the trading price of our common stock.

Our net sales and operating results have historically fluctuated significantly from quarter to quarter and we expect they will continue to fluctuate significantly in the future. Because our net sales and operating results are volatile and difficult to predict, we believe that quarterly comparisons of our net sales and results of operations are not necessarily meaningful and you should not rely on the results of one quarter as an indication of our future performance.

Competition from traditional and online retail companies with greater brand recognition and resources may adversely affect our sales.

The retail industry is intensely competitive, and we expect competition in the sale of brand name watches and luxury goods, diamonds and fine jewelry to increase in the future. Increased competition may result in decreased net sales, lower margins, loss of market share or increased marketing expenditures, any of which could substantially harm our business, financial condition and results of operations. Our competitors include:

•	independent and chain stores that sell jewelry, watches or other luxury products, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers;

•	other online retailers that sell diamonds, fine jewelry, brand name watches and/or luxury products, such as Amazon.com and Blue Nile;

•	department stores;

•	boutiques and websites operated by brand owners;

•	mass retailers and warehouse clubs that sell jewelry, watches or other luxury products;

•	catalog and television shopping retailers; and

•	online auction houses and closeout retailers.

Competition in the e-commerce market may intensify, because the Internet lowers the barriers to entry and facilitates comparison-shopping. In addition, manufacturers and brand owners may create their own websites to sell their own merchandise. Many of our current and potential competitors have greater brand recognition, longer operating histories, more extensive customer bases, broader product and service offerings and greater resources for marketing, research and product development, strategic acquisitions, alliances and joint ventures than we do. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms, and may be able to adopt more aggressive pricing policies.

If our advertising relationships with Internet portals and other websites fail to create consumer awareness of our websites and product offerings, our sales may suffer.

Substantially all of our sales come from customers who link to our websites from websites operated by other online retailers or Internet portals with whom we advertise. Establishing and maintaining relationships with leading Internet portals and other online retailers through our affiliate program is competitive and expensive. During the year ended December 31, 2003, we spent $3.7 million on online advertising, affiliate programs and public relations. We do not maintain long-term contracts or arrangements with Internet portals, and we may not successfully enter into additional relationships or renew existing ones beyond their current terms. We expect that we will have to pay increasing fees to maintain, expand or enter into new relationships of this type. In addition, traffic to our websites could decline if our Internet portal and online marketing programs become less effective or if the traffic to the website of an Internet portal on which we advertise decreases. Our business could be materially adversely affected if any of our online advertisers experience financial or operational difficulties or if they experience other corporate developments that adversely affect their performance. A failure to maintain, expand or enter into Internet portal relationships or to establish additional online advertising relationships that generate a significant amount of traffic from other websites could result in decreased sales or limit the growth of our business.

Because we carry almost all of our brand name watches, jewelry and luxury goods in inventory, if we are unable to accurately predict and plan for changes in consumer demand, our net sales and gross margins may decrease.

We held approximately $5.4 million and $5.3 million of brand name watches, fine jewelry and luxury goods, in inventory as of December 31, 2003 and June 30, 2004, respectively. If our sales levels increase, we will increase our inventory proportionately. Consumer tastes and preferences for luxury products can change rapidly, thus exposing us to significant inventory risks. The demand for specific products can change between the time the products are ordered and the date of receipt. We do not have return privileges with respect to all of our inventory (other than diamonds). As a result, if we do not accurately predict these trends or if we overstock unpopular products, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. We are particularly exposed to this risk in the first quarter of each year because we derive a disproportionately large amount of our annual net sales in the fourth quarter, and maintain significantly increased inventory levels for the holiday selling season.

Our operating results are subject to seasonal fluctuations, and adverse results in our fourth quarter will have a disproportionate impact on our results of operations for the year.

We have experienced, and expect to continue to experience, seasonal fluctuations in our net sales, with a disproportionate amount of our net sales realized during the fourth quarter ending December 31, as a result of the holiday buying season. Over 45.8%, 39.4% and 43.8% of our net sales in the years ended December 31, 2001, 2002 and 2003, respectively, were generated during the fourth quarter. If we were to experience lower than expected net sales during any fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. Also, in anticipation of increased sales activity during the fourth quarter, we increase our inventories and staffing in our fulfillment and customer support operations and incur other additional expenses, which may have a negative effect on our cash flow.

We are dependent on Alan Lipton, our Chief Executive Officer and President, and other members of our management team. The loss of any of them could harm our business.

Our performance is substantially dependent upon the services and performance of our senior management team: Alan Lipton, our Chief Executive Officer and President, Jeffrey Kornblum, our Chief Operating Officer, Amerisa Kornblum, our Chief Financial Officer and Treasurer, and George Grous, our Chief Technology Officer. We have employment agreements with each of these four key employees, with terms through July 2007. All members of our management team may terminate their employment with us at any time. The loss of the services of any of our senior management team or certain of our key employees for any reason could adversely affect our operations or otherwise have a material adverse effect on our business.

We may not be able to increase capacity or respond to rapid technological changes in a timely manner or without service interruptions, which may cause customer dissatisfaction.

A key element of our strategy is to generate a high volume of traffic on our websites. Our servers and communication systems operate at between 20% and 90% of capacity, depending on the time of year and current promotions and advertising levels. Over the past year, we have experienced server and communication interruptions for periods of routine maintenance and systems upgrades. As traffic on our websites grows, we may not be able to accommodate all of the growth in user demand on our websites and in our customer service center. If we are unable to upgrade our existing technology or network infrastructure and the systems used to process customers’ orders and payments to accommodate increased sales volume, our potential customers may be dissatisfied and may purchase merchandise from our competitors. We may also fail to provide enough capacity in our customer service center to answer phones or provide adequate customer service. A failure to implement new systems and increase customer service center capacity effectively or within a reasonable period of time could adversely affect our sales.

We also intend to introduce additional or enhanced features and services to retain current customers and attract new customers to our websites. If we introduce a feature or a service that is not favorably received, our current customers may not use our websites as frequently and we may not be successful in attracting new customers. We may also experience difficulties that could delay or prevent us from introducing new services and features. These new services or features may contain errors that are discovered only after they are introduced and we may need to significantly modify the design of these services or features to correct these errors. If customers encounter difficulty with or do not accept new services or features, they may decide to purchase instead from one of our competitors, decreasing our sales.

All of our operations are located at our Sunrise, Florida facility, and disruptions at that facility could prevent us from receiving orders or fulfilling orders for our customers in a timely manner.

Our fulfillment operations and our computer and communications systems are located at a single leased facility in Sunrise, Florida. Our ability to fulfill customer orders through our Sunrise facility in a timely manner, or at all, could be affected by a number of factors, including any disruption of our computer or communications systems, an employee strike or other labor stoppage, a disruption in the transportation infrastructure or hurricanes or other natural disasters. If we are unable to fulfill our customers’ orders through the Sunrise facility, we may not be able to quickly secure a replacement distribution facility on terms acceptable to us or at all. Our computer and communications systems are particularly vulnerable to power loss, telecommunications failure, general Internet failure or failures of Internet service providers, human error, computer viruses and physical or electronic break-ins. Any of these events could lead to system damage or interruptions, delays and loss of critical data, and make our websites or customer service center inaccessible to our customers or prevent us from efficiently fulfilling orders. Frequent or long service delays or interruptions in our service or disruptions during a peak holiday season will reduce our net sales and profits, and damage our reputation. Future net sales and profits will be harmed if our customers believe that our system is unreliable.

Our planned move to a new facility in 2004 and 2005 may disrupt our operations.

We intend to move our entire logistics and distribution operations to a new facility by October 2004, and to begin relocating the rest of our operations to that facility in the fall of 2005, immediately prior to the quarter in which we historically have increased sales activity. In connection with these moves, we may experience some interruptions in our operations. Any failure to successfully manage our move to the new facility could detract from our customers’ experience, which would damage our reputation and decrease our sales.

The availability and price of diamonds are significantly influenced by a small number of diamond mining firms as well as the political situation in diamond-producing countries. A decrease in the availability or an increase in the price of diamonds may make it difficult for us to procure enough diamonds at competitive prices to supply our customers.

The supply and price of rough (uncut and unpolished) diamonds in the principal world markets have been and continue to be significantly influenced by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these diamond mining firms to our suppliers could substantially impair our ability to acquire diamonds at reasonable prices. We do not currently have any direct supply relationships with these diamond mining firms, nor do we expect to pursue such a relationship. The availability and price of diamonds to our suppliers may fluctuate depending on the political situation in diamond-producing countries. Sustained interruption in the supply of rough diamonds, an overabundance of supply or a substantial change in the relationship between the major mining firms and our suppliers could adversely affect us. Our recent experience suggests that the price of rough diamonds is increasing. A failure to secure diamonds at reasonable commercial prices and in sufficient quantities would lower our revenues and adversely impact our results of operations. In addition, increases in the price of diamonds may adversely affect consumer demand, which could cause a decline in our net sales.

Increases in the cost of precious metals and precious and semi-precious stones would increase the cost of our jewelry products, which could result in reduced margins or increased prices and reduced sales of such products.

The jewelry industry in general is affected by fluctuations in the prices of precious metals and precious and semi-precious stones. The availability and prices of gold, silver and platinum and other precious metals and precious and semi-precious stones may be influenced by such factors as cartels, political instability in exporting countries, changes in global demand and inflation. Shortages of these materials or a rise in their price could result in reduced margins or increased prices causing reduced sales of such products.

Increased product returns and the failure to accurately predict product returns could reduce our gross margins and result in excess inventory.

We offer our customers a 15- or 30-day return policy that allows our customers to return most products if they are not satisfied for any reason. We make allowances for product returns in our financial statements based on historical return rates. Actual merchandise returns are difficult to predict and may significantly exceed our allowances. Any significant increase in merchandise returns above our allowances would reduce our gross margins and could result in excess inventory or inventory write-downs. Once a product is purchased from the parallel market and has been inspected and accepted by us, we cannot return the product to our supplier.

If we attain specified levels of financial performance, we are obligated to make earn-out payments to one of our stockholders.

If and to the extent that our net income before income taxes, interest income and expense, depreciation expense, amortization expense, and other non-cash expenses is positive during the 2004, 2005, 2006 or 2007 fiscal years, we will be obligated to make a payment to GSI Commerce, Inc., the entity from which we purchased the www.ashford.com domain name in December 2002, equal to 10% of such amount for such year, up to a maximum aggregate amount of $2.0 million. This payment is tied to income derived from our entire business, not just from our www.ashford.com website.

If we account for employee stock options using the fair value method, we would incur charges which would increase our net losses or reduce our net income, if any.

There has been ongoing public debate about whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standard Board (FASB) issued an Exposure Draft, Share-Based Payment: An Amendment of FASB Statements No. 123 and 95, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing charges. See Notes 2 and 12 to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans. Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant, our net loss would have increased by $458,000, $406,000 and $76,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Other online retailers may use domain names that are similar to ours. If customers associate these websites with us, our brands may be harmed and we may lose sales.

Our Internet domain names are an important aspect of our business. Under current domain name registration practices, no one else can obtain an identical domain name, but they can obtain a similar name, or the identical name with a different suffix, such as “.net” or “.org”, or with a different country designation such as “jp” for Japan. For example, we do not own the domain name “www.diamonds.com” or “www.diamonds-usa.com.” As a result, third parties may use domain names that are similar to ours, which may result in confusion of potential customers, impairment of the value of our brands and lost sales.

We do not intend to pay dividends on our common stock, and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you likely will not receive any dividends from us on our common stock for the foreseeable future.

Risks Relating to Doing Business on the Internet

If we are required to collect sales and use taxes on the products we sell in jurisdictions outside of Florida, we may be subject to liability for past sales and our future sales may decrease.

In accordance with current industry practice and our interpretation of current law, we do not currently collect sales and use taxes or other taxes with respect to shipments of goods into states other than Florida. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past and future sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business, financial condition and results of operations.

Various legal rules and regulations related to privacy and the collection, dissemination and security of personal information may adversely affect our marketing efforts.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information, designed to protect the privacy of personally identifiable information as well as to protect against its misuse. These laws include the Federal Trade Commission Act, the Children’s Online Privacy Protection Act, the Fair Credit Reporting Act and related regulations as well as other legal provisions. Several states have proposed legislation that would limit the use of personal information gathered online or require online services to establish privacy policies. These regulations and other laws, rules and regulations enacted in the future, may adversely affect our ability to collect and disseminate or share demographic and personal information from users and our ability to email or telephone users, which could be costly and adversely affect our marketing efforts.

Consumers may prefer to purchase brand name watches and luxury goods, diamonds and fine jewelry from traditional retailers, which would adversely affect our sales.

The online market for brand name watches and luxury goods, diamonds and fine jewelry is significantly less developed than the online market for books, music, toys and other consumer products. Our success will depend in part on our ability to attract consumers who have historically purchased brand name watches and luxury goods, diamonds and fine jewelry through traditional retailers. We may have difficulty attracting additional consumers to purchase products on our websites for a variety of reasons, including:

•	concerns about buying expensive products without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	concerns over counterfeit or substandard goods;

•	delivery times associated with Internet orders;

•	product offerings that do not reflect consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments, theft or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

If the Internet infrastructure fails to grow or deteriorates, our ability to grow our business will be impaired.

Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network infrastructure with the necessary speed, data capacity and security for providing reliable Internet services. Viruses, worms and similar programs also harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

Risks Relating to this Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile and you may lose all or part of your investment.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation among the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering and the price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	developments with respect to intellectual property rights;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	recruitment or departure of key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will likely be significantly influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect these expenses to be between $1.0 million and $2.0 million annually. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq National Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

In addition, we may have to hire additional personnel to assist us in complying with these requirements. If we are unable to attract and retain such personnel, we may have difficulty satisfying the periodic reporting and disclosure obligations of public companies. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to comply with the requirements applicable to public companies, we may incur fines or penalties, and may be subject to enforcement action by the SEC or delisting from the Nasdaq National Market.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $          in net tangible book value per share from the price you paid, based on the initial offering price of $          per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

We may apply the proceeds of this offering to uses that do not improve our results of operations or increase the value of your investment.

We intend to use $          million of the net proceeds from this offering for general corporate purposes, including the acquisition of inventory, upgrades of our website, marketing activities and other general corporate purposes. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering is concluded, our current stockholders will have shares of common stock outstanding, or          shares if the underwriters exercise their over-allotment option in full. The shares held by all of our current officers, directors and principal stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters. CIBC World Markets Corp., as the representative of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. For more information about these lock-up agreements, see “Underwriting.” Shares held by our officers, directors and principal stockholders will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act and, after the lock-up period, will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144.

The holders of an aggregate of 99,086,703 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933. See “Description of Capital Stock — Registration Rights.” In addition to outstanding shares eligible for future sale, 11,379,373 shares of our common stock are issuable under currently outstanding stock options granted to several executive officers, directors and employees under our stock incentive plans. Following this offering, we intend to file a registration statement under the Securities Act registering 13,984,771 shares under our existing stock incentive plan. Shares included in such registration statement will be available for sale in the public market immediately except for shares held by affiliates who will have certain restrictions on their ability to sell. Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could materially adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See “Shares Eligible for Future Sale.”

The concentration of our capital stock ownership with our founders, executive officers and directors and their affiliates will limit your ability to influence corporate matters.

After this offering, we anticipate that our founders, executive officers and directors and their respective affiliates will together own approximately      % of our common stock. In particular, following this offering, affiliates of four of our principal stockholders will control approximately      % of our outstanding common stock. As a result, they will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the exclusive right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, a holder or holders controlling a majority of our capital stock would be able to take certain actions only at a stockholders’ meeting.

•	No stockholder may call a special meeting of stockholders. This may make it more difficult for stockholders to take certain actions.

•	Our stockholders may not remove a director without cause, and our certificate of incorporation provides for a classified board of directors with staggered, three-year terms. As a result, it could take up to three years for stockholders to replace the entire board.

•	Our certificate of incorporation does not provide for cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock in this offering will be $           million or $           million if the underwriters exercise their over-allotment option in full. “Net proceeds” is what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. For purposes of estimating net proceeds, we are assuming that the public offering price will be the midpoint of the estimated initial public offering price range, which is $           per share. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use $           million of the net proceeds from this offering (including the over-allotment option, if exercised) to repay all of our existing indebtedness and the remainder for general corporate purposes, including acquisition of inventory, upgrades of our websites and marketing activities.

As of October 4, 2004, we had borrowed $9.3 million under our new bank credit facility, approximately $5.50 million of which was used for the repayment of indebtedness and approximately $3.8 million of which was used to purchase inventory. The outstanding indebtedness under our new bank credit facility accrues interest at a variable rate equal to the greater of 4.0% or 0.5% above the current prime rate. The current interest under this credit facility is 5.0% per annum. This variable interest rate adjusts when the prime rate changes. We are obligated to pay the lender interest only on a monthly basis. The principal amount and any accrued and unpaid interest is due in August 2006.

The amounts actually expended for each of the purposes listed above (other than the repayment of indebtedness) and the timing of our actual expenditures will depend on numerous factors, including growth in our net sales, sales and marketing activities, technological advances, amount of cash generated or used by our operations and the other factors described in “Risk Factors.” We have not determined the amount or timing of expenditures for the corporate purposes listed above and will retain broad discretion in the allocation and use of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We anticipate that in the future we will retain any earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2004:

•	on an actual basis; and

•	on a pro forma basis to also reflect:

(a)	the issuance and sale of shares of common stock by us in this offering at the assumed initial public offering price of $ per share less estimated underwriting discounts and commissions and estimated offering expenses payable by us;

(b)	the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock upon the closing of this offering;

(c)	the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of our common stock upon the closing of this offering; and

(d)	the repayment of $ million of indebtedness.

	As of June 30, 2004

	Actual	Pro Forma

	(unaudited)

	(in thousands, except par value)
Cash and cash equivalents	$323	$

Bank credit facility	$1,600		$—

Stockholder note (including current maturities)	2,420		—

Stockholders’ equity:
Convertible preferred stock, par value $0.001 per share; 59,250 shares authorized; 59,250 and 0 shares issued and outstanding, respectively	59
Common stock, par value $0.001 per share; 120,000 shares authorized; 15,718 and shares issued and outstanding, respectively	16
Additional paid-in capital	80,057
Accumulated deficit	(64,614)

Total stockholders’ equity	15,518

Total capitalization	$19,538	$

You should read the above table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after giving effect to this offering.

Our pro forma net tangible book value as of June 30, 2004 was $           million or $           per share of common stock. Pro forma net tangible book value per share is determined by dividing net tangible book value, which is our tangible assets (total assets less intangible assets) less total liabilities, by the number of shares of common stock outstanding. After giving effect to the sale of                      shares of common stock in this offering at the assumed initial public offering price of $           per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, the exercise of all of our outstanding warrants to purchase shares of convertible preferred stock and the conversion of all of our outstanding shares of convertible preferred stock into 85,204,472 shares of our common stock immediately upon the closing of this offering, our pro forma net tangible book value as of June 30, 2004, excluding the effect of the exercise of options and warrants to purchase shares of common stock that were vested as of June 30, 2004, would have been $           million or $           per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $           per share to new investors purchasing shares in this offering.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2004
Increase in net tangible book value per share attributable to this offering
Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors	$

The following table sets forth, on an as adjusted basis to reflect the adjustments described above, as of June 30, 2004, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $           per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration

	Amount	Percent	Amount	Percent

Existing stockholders		%	$	%
New investors(1)		%		%

Total		100.0%	$	100.0%

(1)	The shares sold in this offering include shares to be sold by selling stockholders.

As of June 30, 2004, we had outstanding options to purchase 11,379,373 shares of common stock with a weighted average exercise price of $0.47 per share, of which 11,056,234 were vested. Assuming all of these options are exercised, new investors will experience further dilution in pro forma net tangible book value of $           million or $          per share of common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows our selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004. The consolidated statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999, 2000, and 2001 are derived from our unaudited consolidated financial statements not included in this prospectus. The financial data for the six months ended June 30, 2003 and 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read the selected consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$3,473	$17,114	$24,207	$27,520	$41,694	$15,887	$20,737
Cost of sales	3,264	14,218	18,440	19,932	29,945	11,607	14,703

Gross profit	209	2,896	5,767	7,588	11,749	4,280	6,034

Operating expenses:
Fulfillment	101	654	1,155	1,830	2,589	915	1,344
Marketing	763	12,433	4,269	2,179	3,709	1,337	2,472
General and administrative(1)	929	13,716	9,758	7,240	8,463	3,623	8,659
Depreciation and amortization	35	2,781	4,753	2,529	3,024	1,361	1,498
Termination expense	–	–	2,264	–	–	–	–

Total operating expenses	1,828	29,584	22,199	13,778	17,785	7,236	13,973

Loss from operations	(1,619)	(26,688)	(16,432)	(6,190)	(6,036)	(2,956)	(7,939)
Interest income (expense), net	5	1,281	347	1	(1,107)	(256)	(318)

Net loss	(1,614)	(25,407)	(16,085)	(6,189)	(7,143)	(3,212)	(8,257)
Dividends to preferred stockholders(2)	—	(2,785)	(4,025)	(4,047)	(4,519)	(2,237)	(12,266)

Net loss attributable to common stockholders	$(1,614)	$(28,192)	$(20,110)	$(10,236)	$(11,662)	$(5,449)	$(20,523)

Net loss per common share:
Basic and diluted	$(0.29)	$(1.97)	$(1.29)	$(0.65)	$(0.74)	$(0.35)	$(1.31)
Weighted average common shares outstanding:
Basic and diluted	5,603	14,319	15,618	15,689	15,718	15,718	15,718

	As of December 31,
						As of June 30,
	1999	2000	2001	2002	2003	2004

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(3)	$2,311	$15,205	$8,180	$6,501	$5,135	$323
Total assets	3,685	42,816	28,990	30,921	30,405	31,571
Bank credit facility	—	—	—	—	—	1,600
Stockholder notes (including current maturities)	—	—	—	6,154	5,426	2,420
Total liabilities	1,949	6,869	6,823	11,808	17,497	16,053
Total stockholders’ equity	1,736	35,947	22,167	19,113	12,908	15,518

(1)	Includes non-cash stock-based compensation of $118,000, $41,000, $39,000, $2,000, $1,000 and $4.7 million during the years ended December 31, 2000, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, respectively. During the year ended December 31, 1999, we did not take a charge for non-cash stock-based compensation.

(2)	For the years ended December 31, 2000, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, dividends to preferred stockholders includes approximately $2.8 million, $4.0 million, $4.0 million, $4.5 million, $2.2 million and $2.6 million of cumulative but undeclared dividends on our convertible preferred stock. For the six months ended June 30, 2004, dividends to preferred stockholders also includes approximately $9.6 million of deemed dividends related to the issuance of Series C preferred stock to existing stockholders. This amount represents the excess of the estimated fair value of the Series C preferred stock over the consideration received by the Company.

(3)	As restated, see Note 16 to our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements may be found under the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

We typically identify forward-looking statements by using terms such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “predict,” “continue,” “intend,” “seek,” “goal,” “may,” or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

•	our inability to acquire a sufficient supply and selection of products in a timely manner;

•	negative trends in the economy that may adversely affect consumer demand for our products;

•	competition from traditional and online retailers;

•	the increasing cost of advertising and promoting our websites;

•	the imposition of sales and use taxes on our sales outside of Florida;

•	our inability to strengthen and maintain the strong brand identity of our websites or our inability to establish our Ashford branded products; and

•	the loss of any of our management team and key employees.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause actual events to differ from those suggested in the forward-looking statements.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section above, that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Odimo is an online retailer of current season brand name watches and luxury goods, high quality diamonds and fine jewelry. We offer our products through three websites, www.diamond.com, www.ashford.com and www.worldofwatches.com. Substantially all of our brand name watches and other luxury goods are offered at prices below suggested retail prices. We also showcase diamonds and a wide range of precious and semi-precious jewelry at competitive prices.

We commenced operations in 1998 by offering diamonds and a limited selection of jewelry products through the website www.diamonddepot.com. In early 2000, we began offering an expanded product line that included a large selection of brand name watches and a broader selection of diamonds and fine jewelry through two websites, www.diamond.com and www.worldofwatches.com. In December 2002, we purchased the domain name www.ashford.com. In January 2003, we re-launched the www.ashford.com website and began offering luxury goods such as brand name handbags and other fashion accessories, fine writing instruments, home accents, fragrances and sunglasses. We acquire most of these brand name watches and luxury goods products through the parallel market (products obtained from sources other than brand owners or their authorized distributors). As discussed in “Risk Factors” and note 10 to the consolidated financial statements appearing elsewhere in this prospectus, our purchases in the parallel market may subject us to challenges from brand owners which might impact our supply of brand name watches and luxury goods. We have six subsidiaries through which we conduct our purchasing operations. Since 2003, we have focused and intend to continue to focus our marketing efforts primarily on the www.ashford.com and www.diamond.com websites.

In March 2004, we entered into an agreement with an affiliate of The Steinmetz Diamond Group which permits us to select and purchase diamonds at cash market prices. Cash market prices are typically the lowest available wholesale price where the buyer pays the seller cash at the time of sale, and reflect a discount of 5.0% to 7.5% from prices for diamonds purchased on a credit basis. Under this agreement with Steinmetz, however, we can defer payment up to 180 days which substantially reduces our working capital needs. In addition, Steinmetz allows us to return unsold goods, which reduces our inventory risk. We previously purchased substantially all of our diamonds on consignment. Due to the increased availability of our most popular styles and sizes of diamonds resulting from our new Steinmetz agreement, our net sales of diamonds purchased from Steinmetz has grown in the second quarter of 2004 compared to the immediately preceding quarter. We expect that by the end of 2004, the majority of the diamonds we sell will be acquired from The Steinmetz Diamond Group.

Key Business Metrics

We periodically review certain key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

Number of Orders

This represents the total number of orders shipped in a specified period. We analyze the number of orders to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value

Average order value is the ratio of gross sales divided by the number of orders generated within a given time period. We analyze average order value primarily to monitor fulfillment costs and other operating expenses.

Product Mix

Product mix represents the revenue contribution of the primary products that we feature by category. We review product mix to determine customer preferences and manage our inventory. Product mix is a primary determinant of our gross margin. Gross margin is gross profit as a percentage of net sales.

				Six Months Ended
	Year Ended December 31,			June 30,

Measure	2001	2002	2003	2003	2004

	(unaudited)
Number of orders	55,263	65,157	116,440	36,697	62,349
Average order value	$498	$471	$402	$475	$372
Product Mix
Watches	62.8%	63.3%	50.1%	51.7%	42.0%
Diamonds	22.0	20.9	25.4	30.7	26.3
Jewelry	15.2	15.8	15.7	15.0	15.5
Luxury goods	—	—	8.8	2.6	16.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

In addition to these key metrics, we also periodically review customer repeat rates and customer acquisition costs to evaluate our operations.

Basis of Presentation

The accompanying management’s discussion and analysis gives effect to the restatement of our consolidated financial statements as described in Note 16 to our consolidated financial statements.

Net sales consists of revenue from the sale of our products, net of estimated returns by customers, promotional discounts and, to a much lesser extent, revenue from upgrades to our standard free shipping.

Gross profit is calculated by subtracting the cost of sales from net sales. Our cost of sales consists of the cost of the products we sell, including inbound freight costs and assembly costs. Our gross profit fluctuates based on several factors, including product acquisition costs, product mix and pricing decisions. Due to the seasonality of our business, our gross profit as a percentage of net sales is typically greater in the fourth quarter. In general, we realize higher gross profit on the sale of our luxury goods, jewelry and watches in comparison to diamonds.

Fulfillment expenses include outbound freight costs paid by us, commissions paid to sales associates, credit card processing fees and packaging and other shipping supplies. Commissions are paid based on a percentage of the price of the goods sold and are expensed when the goods are sold.

Marketing expenses consist primarily of online advertising expenses, affiliate program fees and commissions, public relations costs and other marketing expenses.

General and administrative expenses include payroll and related employee benefits, costs to maintain our websites, professional fees, insurance, rent, travel and other general corporate expenses.

Results of Operations

The following table sets forth information for years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 about our net sales, cost of sales, gross profit, operating expenses, losses from operations, net interest income (expense), and net losses both in dollars and as a percentage of net sales:

	Year Ended December 31,						Six Months Ended June 30,

		% of		% of		% of		% of		% of
		Net		Net		Net		Net		Net
	2001	Sales	2002	Sales	2003	Sales	2003	Sales	2004	Sales

							(unaudited)

	(in thousands, except percentage data)
Net sales	$24,207	100.0%	$27,520	100.0%	$41,694	100.0%	$15,887	100.0%	$20,737	100.0%
Cost of sales	18,440	76.2	19,932	72.4	29,945	71.8	11,607	73.1	14,703	70.9

Gross profit	5,767	23.8	7,588	27.6	11,749	28.2	4,280	26.9	6,034	29.1

Operating expenses:
Fulfillment	1,155	4.8	1,830	6.6	2,589	6.2	915	5.8	1,344	6.5
Marketing	4,269	17.6	2,179	7.9	3,709	8.9	1,337	8.4	2,472	11.9
General and Administrative(1)	9,758	40.3	7,240	26.3	8,463	20.3	3,623	22.8	8,659	41.8
Depreciation and amortization	4,753	19.6	2,529	9.2	3,024	7.3	1,361	8.6	1,498	7.2
Termination expense	2,264	9.4	—	—	—	—	—	—	—	—

Total operating expenses	22,199	91.7	13,778	50.1	17,785	42.7	7,236	45.5	13,973	67.4

Loss from operations	(16,432)	(67.9)	(6,190)	(22.5)	(6,036)	(14.5)	(2,956)	(18.6)	(7,939)	(38.3)
Interest income (expense), net	347	1.4	1	0.0	(1,107)	(2.7)	(256)	(1.6)	(318)	(1.5)

Net loss	$(16,085)	(66.4)%	$(6,189)	(22.5)%	$(7,143)	(17.1)%	$(3,212)	(20.2)%	$(8,257)	(39.8)%

(1)	Includes non-cash stock-based compensation of $41,000, $39,000, $2,000, $1,000 and $4.7 million during the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, respectively.

Comparison of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003

Net Sales. Net sales for the six months ended June 30, 2004 increased 30.5% to $20.7 million from $15.9 million for the six months ended June 30, 2003. Approximately $3.0 million or 60.7% of this increase resulted from higher sales of luxury goods, which were primarily sold through www.ashford.com. The balance of the increase resulted from a $497,000 increase in sales of watches, a $577,000 increase in sales of diamonds and a $831,000 increase in sales of jewelry.

Number of orders for the six months ended June 30, 2004, increased 69.9% to 62,349 from 36,697 for the six months ended June 30, 2003. This growth was a result of an increase in new customers as well as increased sales to existing customers across our expanded product categories. However, for the six months ended June 30, 2004, our average order value decreased 21.7% to $372 from $475 for the six months ended June 30, 2003. This increase in orders and decrease in average order value is due to our increased focus on selling luxury goods which tend to have smaller average order values than diamonds and fine jewelry.

Gross Profit. Gross profit for the six months ended June 30, 2004 increased 41.0% to $6.0 million from $4.3 million for the six months ended June 30, 2003 due to increases in sales volume. Our gross profit as a percentage of net sales increased to 29.1% for the six months ended June 30, 2004 compared to 26.9% during the six months ended June 30, 2003. The increase in gross profit as a percentage of net sales during the six months ended June 30, 2004 was primarily the result of an increased proportion of net sales being derived from higher margin luxury goods.

Fulfillment. Fulfillment expenses for the six months ended June 30, 2004 increased 46.9% to $1.3 million from $915,000 for the six months ended June 30, 2003. This was primarily due to a 69.9% increase in orders and resulting increases in credit card processing fees and shipping costs. As a percentage of net sales, fulfillment expenses for the six months ended June 30, 2004 increased to 6.5% compared to 5.8% for the six months ended June 30, 2003. The increase was primarily driven by a shift in our product mix towards luxury goods which tend to have higher shipping costs per order.

Marketing. Marketing expenses for the six months ended June 30, 2004 increased 84.9% to $2.5 million from $1.3 million for the six months ended June 30, 2003. The increase was primarily due to increased online advertising costs. As a percentage of net sales, marketing expenses for the six months ended June 30, 2004 increased to 11.9% compared to 8.4% for the six months ended June 30, 2003, primarily due to a decrease in average order value partially offset by increased sales to repeat customers.

General and Administrative. General and administrative expenses for the six months ended June 30, 2004 increased 139.0% to $8.7 million from $3.6 million for the six months ended June 30, 2003. The increase was primarily due to $4.7 million of stock-based compensation expense in the six months ended June 30, 2004 due to the granting of immediately vested options to purchase 7.2 million shares of common stock to employees. The remaining $400,000 increase was due to an increase in salaries and related payroll benefits resulting from the employment of additional personnel to accommodate our increased sales volume. As a percentage of net sales, general and administrative expenses for the six months ended June 30, 2004 increased to 41.8% compared to 22.8% for the six months ended June 30, 2003. The increase was primarily due to stock-based compensation noted above offset by an increase in our net sales, which outpaced our growth in general and administrative expenses. Excluding the stock-based compensation expense of $4.7 million, general and administrative expenses as a percentage of net sales would have decreased to 19.1% for the six months ended June 30, 2004 compared to 22.8% for the six months ended June 30, 2003. We expect general and administrative expenses to continue to increase in absolute dollars in the future as a result of continued expansion of our administrative infrastructure to support our increased sales and increased expenses associated with being a public company. We do not expect to incur significant stock-based compensation charges in future periods based on accounting for stock-based compensation under the intrinsic value method.

Depreciation and Amortization. Depreciation and amortization expense for the six months ended June 30, 2004 increased 10.1% to $1.5 million from $1.4 million for the six months ended June 30, 2003. This increase is attributable to the purchase of new computers and equipment to support our infrastructure.

Interest Expense, Net. Interest expense, net, for the six months ended June 30, 2004 increased 24.2% to $318,000 from $256,000 for the six months ended June 30, 2003. This increase was attributable to an $18,000 expense incurred in connection with borrowings under our previous bank credit facility and additional amortization of the remaining discount on notes payable to stockholders of $87,000 for the six months ended June 30, 2004 for which there was no corresponding amortization in the same period in 2003, offset by interest income of $2,000 and a decrease of $42,000 of interest expense on a note payable to GSI Commerce, Inc. which we issued as partial consideration for the purchase of the domain name www.ashford.com and related assets in December 2002.

Net Loss. Net loss for the six months ended June 30, 2004 was $8.3 million as compared to $3.2 million for the six months ended June 30, 2003. The increase was primarily attributable to the $4.7 million of stock-based compensation expense in the six months ended June 30, 2004 due to the granting of immediately vested options to purchase 7.2 million shares of common stock to employees. There was $1,000 of stock-based compensation in the six months ended June 30, 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net Sales. Net sales in 2003 increased 51.5% to $41.7 million from $27.5 million in 2002. Approximately $4.8 million of this increase was from higher sales of diamonds, which were primarily sold through www.diamond.com, and $3.7 million was from increased sales of other luxury goods, which were primarily sold through www.ashford.com. The balance of the increase resulted from $3.5 million of additional watch sales through our three websites and $2.2 million of additional fine jewelry sales primarily through www.diamond.com.

Number of orders in 2003 increased 78.7% to 116,440 from 65,157 in 2002. Order volume increased following the launch of our luxury goods website, www.ashford.com, in January 2003 as well as increased sales to existing customers across multiple product categories. Our average order value in 2003 decreased 14.6% to $402 from $471 in 2002. This decrease in average order value resulted from an increase in number of orders of luxury goods which tend to have lower prices than diamonds and fine jewelry products.

Gross Profit. Gross profit in 2003 increased 54.8% to $11.7 million from $7.6 million in 2002 primarily due to increases in sales volume. Our gross profit as a percentage of net sales in 2003 increased to 28.2% compared to 27.6% in 2002 as a result of the shift in product mix to higher margin luxury goods and fine jewelry.

Fulfillment. Fulfillment expenses in 2003 increased 41.5% to $2.6 million from $1.8 million in 2002. The increase in 2003 was primarily due to a 78.7% increase in the number of orders and an increase in shipping costs and credit card fees. As a percentage of net sales, fulfillment expenses in 2003 decreased to 6.2% compared to 6.6% in 2002 primarily due to a decrease in outbound freight costs.

Marketing. Marketing expenses in 2003 increased 70.2% to $3.7 million in 2003 from $2.2 million in 2002 due to an increase in online advertising costs. As a percentage of net sales, marketing expenses in 2003 increased to 8.9% compared to 7.9% in 2002. The increase in our marketing costs is associated with our re-launch of the www.ashford.com website and the growth of our affiliate marketing program.

General and Administrative. General and administrative expenses in 2003 increased 16.9% to $8.5 million from $7.2 million in 2002. The increase was primarily due to higher payroll and benefit costs from the additional personnel needed to accommodate our higher sales volume offset by a decrease in stock-based compensation expense of $37,000 as a result of the deferred stock-based compensation expense becoming fully amortized. As a percentage of net sales, general and administrative expenses in 2003 decreased to 20.3% compared to 26.3% in 2002.

Depreciation and Amortization. Depreciation and amortization expense in 2003 increased 19.6% to $3.0 million from $2.5 million in 2002 as a result of $1.8 million of amortization of marketing-related intangibles arising from the December 2002 purchase of the www.ashford.com domain name and related assets, offset by a reduction in amortization of approximately $392,000 associated with the fully amortized balance of the www.diamond.com domain name and the 1-888-Diamond affinity phone number. Additionally, depreciation expense was reduced by approximately $759,000 related to assets that became fully amortized in 2002.

Interest Expense, Net. Interest expense, net in 2003 increased by $1.1 million from 2002 as a result of $609,000 attributed to the amortization of discounts on notes payable to stockholders and $291,000 attributed to a note payable to GSI Commerce, Inc., which we issued as partial consideration for the purchase of the domain name www.ashford.com and related assets in December 2002. The balance of $237,000 represents interest expense on stockholder notes outstanding in 2003.

Net Loss. Net loss for the year ended December 31, 2003 was $7.1 million as compared to $6.2 million for the year ended December 31, 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Net Sales. Net sales in 2002 increased 13.7% to $27.5 million from $24.2 million in 2001. Approximately $2.2 million of this increase resulted from higher sales of brand name watches, which were primarily sold through www.worldofwatches.com. The balance of the increase is through higher sales of diamonds and fine jewelry through www.diamond.com.

Number of orders in 2002 increased 17.9% to 65,157 from 55,263 in 2001. However, our average order value in 2002 decreased 5.4% to $471 from $498 in 2001. This increase in orders and decrease in average order value was due to an increase in the sales of watches which have lower average prices than diamonds and fine jewelry.

Gross Profit. Gross profit in 2002 increased 31.6% to $7.6 million from $5.8 million in 2001 primarily due to increases in sales volume on www.diamond.com and www.worldofwatches.com. Our gross profit as a percentage of net sales in 2002 increased to 27.6% of net sales as compared to 23.8% in 2001. The increase in gross margin resulted from lower acquisition costs of brand name watches and fine jewelry.

Fulfillment. Fulfillment expenses in 2002 increased 58.4% to $1.8 million from $1.2 million in 2001 due to an increase in the number of orders. Our fulfillment expenses as a percentage of net sales in 2002 increased to 6.6% as compared to 4.8% in 2001 primarily due to an increase in per unit shipping costs related to service upgrades and a decline in average order values in 2002.

Marketing. Marketing expenses in 2002 decreased 49.0% to $2.2 million from $4.3 million in 2001. As a percentage of net sales, marketing expenses decreased to 7.9% in 2002 as compared to 17.6% in 2001. This decrease both in absolute dollars and as a percentage of net sales was primarily due to substantially lower pricing for online advertising as well as a decrease in our overall advertising expenditures.

General and Administrative. General and administrative expenses in 2002 decreased 25.8% to $7.2 million from $9.8 million in 2001. As a percentage of net sales, general and administrative expenses in 2002 decreased to 26.3% compared to 40.3% in 2001. This decrease both in absolute dollars and as a percentage of net sales was primarily due to lower payroll and benefit costs resulting from a significant decrease in the number of our employees.

Depreciation and Amortization. Depreciation and amortization expense in 2002 decreased 46.8% to $2.5 million from $4.8 million in 2001 primarily due to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which required that we cease the amortization of goodwill.

Termination Expense. In 2001, we incurred a $2.3 million non-recurring, non-cash expense representing the estimated fair value of the shares we issued in connection with the termination of proposed joint ventures in Europe.

Interest Income (Expense), Net. There was a nominal amount of interest income in 2002 compared to interest income of $347,000 in 2001. The interest income in 2001 was due to interest earned on cash derived from the private placement of securities in late 2000.

Net Loss. Net loss for the year ended December 31, 2002 was $6.2 million as compared to a net loss of $16.1 million for the year ended December 31, 2001.

Quarterly Operations Data

The following tables set forth quarterly consolidated statements of operations data for each of the eight quarters ended June 30, 2004, including amounts expressed as a percentage of net sales. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair presentation of the information for the periods presented. This quarterly statement of operations data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

Our net sales are highly seasonal, with increased sales around the major gift-giving holidays. A large percentage of our net sales is generated during the December holiday season and to a lesser extent in February and May due to Valentine’s Day and Mother’s Day. During the fourth quarter, our fulfillment costs typically increase as a percentage of net sales primarily as a result of shipping upgrades. Our general and administrative expenses are also seasonal as we increase our staffing in anticipation of increased sales activity. The growth of our net sales over the periods presented may obscure the seasonality of our overall results and cause quarter to quarter and year to year comparisons of our operating results to not be meaningful.

	Three Months Ended

	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2002	2002	2003	2003	2003	2003	2004	2004

	(in thousands)
	(unaudited)
Net sales	$4,856	$10,843	$7,612	$8,275	$7,538	$18,269	$10,444	$10,293
Cost of sales	3,504	7,849	5,528	6,079	5,518	12,820	7,376	7,327

Gross profit	1,352	2,994	2,084	2,196	2,020	5,449	3,068	2,966

Operating expenses:
Fulfillment	277	898	389	526	345	1,329	669	675
Marketing	438	1,025	695	642	547	1,825	1,113	1,359
General and administrative(1)	1,609	2,369	1,828	1,795	1,885	2,955	6,667	1,992
Depreciation and amortization	432	842	667	694	694	969	749	749

Total operating expenses	2,756	5,134	3,579	3,657	3,471	7,078	9,198	4,775

Loss from operations	(1,404)	(2,140)	(1,495)	(1,461)	(1,451)	(1,629)	(6,130)	(1,809)
Interest income (expense), net	19	(73)	(152)	(104)	(110)	(741)	(253)	(65)

Net loss	$(1,385)	$(2,213)	$(1,647)	$(1,565)	$(1,561)	$(2,370)	$(6,383)	$(1,874)

	Three Months Ended

	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2002	2002	2003	2003	2003	2003	2004	2004

	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.2	72.4	72.6	73.5	73.2	70.2	70.6	71.2

Gross profit	27.8	27.6	27.4	26.5	26.8	29.8	29.4	28.8

Operating expenses:
Fulfillment	5.7	8.3	5.1	6.4	4.6	7.3	6.4	6.6
Marketing	9.0	9.5	9.1	7.8	7.3	10.0	10.7	13.2
General and administrative(1)	33.1	21.9	24.0	21.7	25.0	16.2	63.8	19.4
Depreciation and amortization	8.9	7.8	8.8	8.4	9.2	5.3	7.2	7.3

Total operating expenses	56.7	47.3	47.0	44.2	46.0	38.7	88.1	46.4

Loss from operations	(28.9)	(19.7)	(19.6)	(17.7)	(19.2)	(8.9)	(58.7)	(17.6)
Interest income (expense), net	0.4	(0.7)	(2.0)	(1.3)	(1.5)	(4.1)	(2.4)	(0.6)

Net loss	(28.5)%	(20.4)%	(21.6)%	(18.9)%	(20.7)%	(13.0)%	(61.1)%	(18.2)%

(1)	Includes non-cash stock-based compensation expense of $10,000, $10,000, $0, $0, $0, $2,000, $4.7 million, and $0 for each period presented, respectively.

Liquidity and Capital Resources

We have funded our operations primarily through private placements of securities and most recently with borrowings under our previous and new bank credit facilities.

Discussion of Cash Flows

Net cash used in operating activities for the six months ended June 30, 2004 increased 120.8% to $7.8 million from $3.5 million for the six months ended June 30, 2003. The increase in net cash used in operating activities was primarily due to an increase in inventories of $4.9 million and a $1.1 million increase in prepaid expenses and other current assets. Net cash provided by operating activities in 2003 was $728,000, a change of $3.7 million from the net cash used in operating activities of $2.9 million in 2002. This improvement was due to a significant increase in accounts payable partially offset by increases in inventory levels as a result of our increase in product offerings on www.ashford.com. Net cash used in operating activities in 2002 decreased 49.6% to $2.9 million from $5.9 million in 2001. This decrease was primarily due to a decreased net loss and decreases in inventories, prepaid expenses and other current assets.

Net cash used in investing activities in the six months ended June 30, 2004 was $925,000 compared to $592,000 in the six months ended June 30, 2003. Net cash used in investing activities in 2003 increased $1.0 million to $1.7 million from $723,000 in 2002. This increase was primarily attributable to expenditures for computer and related equipment. Net cash used in investing activities in 2002 decreased approximately $362,000 to $723,000 from $1.1 million in 2001. Since our inception our investing activities have consisted primarily of purchases of fixed assets and capital expenditures for our technology systems and software development.

Net cash provided by financing activities in the six months ended June 30, 2004 was $3.9 million, a change of $4.3 million from the $450,000 of net cash used in financing activities during the six months ended June 30, 2003. This change was the result of $1.6 million borrowed under our previous bank credit facility and proceeds of $2.75 million from the issuance of convertible preferred stock and warrants. Net cash used in financing activities in 2003 was $400,000 compared to $2.0 million of net cash provided in financing activities in 2002. This change was the result of cash used to make principal payments on stockholder notes offset by $900,000 of net proceeds received from the issuance of convertible preferred stock and warrants. Cash provided by financing activities in 2002 was $2.0 million compared to $0 in 2001 as a result of proceeds received from the sale of stockholder notes.

We currently anticipate that we will expend approximately $3.0 million for technology and systems upgrades over the next twelve months. Beginning in 2005, and thereafter, we anticipate annual expenditures, ranging from $2.5 million to $3.5 million for technology and systems upgrades.

As a public company, we expect to incur legal, accounting and other additional expenses between $1.0 million and $2.0 million annually.

If and to the extent that our net income before income taxes, interest income and expense, depreciation expense, amortization expense, and other non-cash expenses is positive during 2004, 2005, 2006 or 2007, we will be obligated to make a payment to GSI Commerce, Inc., the entity from which we purchased the www.ashford.com domain name in December 2002, equal to 10% of such amount for such year, up to a maximum aggregate amount of $2.0 million. To the extent that we are required to make any such payments, our cash flow will be reduced correspondingly.

Liquidity Sources

Our principal sources of short-term liquidity consist of cash and cash equivalents, borrowings available under our bank credit facility and cash generated from operations.

As of June 30, 2004, we had $323,000 of cash and cash equivalents (and $741,000 of restricted cash pledged as collateral to a credit card processing company) compared to $5.1 million of cash and cash equivalents (and $645,000 of restricted cash pledged as collateral to a credit card processing company) as of December 31, 2003. Until required for other purposes, our cash and cash equivalents are maintained in deposit accounts or highly liquid investments with original maturities of 90 days or less at the time of purchase.

On July 31, 2004, we entered into a secured revolving credit facility with a bank which allows us to borrow up to a maximum amount equal to the lesser of (i) up to $12 million from September 1 through December 31 of each year, and up to $7 million from January 1 through August 31 of each year; or (ii) 75% of the value of our inventory. As of September 1, 2004, we had $6.95 million of indebtedness outstanding under this facility, and $5.05 million available for future borrowings. Upon the closing of this offering, we will be able to borrow up to a maximum amount equal to the lesser of (i) up to a $8 million from September 1 through December 31 of each year and up to $5 million from January 1 through August 31 of each year; or (ii) 75% of the value of our inventory. Amounts borrowed under this credit facility bear interest at a variable annual rate equal to the greater of the current prime rate plus 0.5% or 4%. During the term of the credit facility, we are obligated to pay interest amounts owed monthly. All principal and unpaid interest under the credit facility is due August 2006. Our repayment obligations under the credit facility are secured by a first lien on our assets and are guaranteed by entities affiliated with Softbank Capital Partners, one of our principal stockholders.

We believe that our sources of short-term liquidity, exclusive of the net proceeds to us from this offering, will be sufficient to fund our operations and anticipated capital expenditures for at least the next 12 months.

Changes in our operating plans, lower than anticipated net sales, increased expenses or other events, may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

Contractual Obligations

Future payments due under contractual obligations as of December 31, 2003 are listed below:

	Payments Due by Period

		Less than
	Total	1 Year	1-3 Years	3-5 Years

	(in thousands)
Long term debt obligations(1)	$5,600	$2,900	$2,700	—
Operating lease obligations	566	300	266	—

Total	$6,166	$3,200	$2,966	$—

(1)	Long term debt obligations represent principal payments on a five year $4.5 million note issued as partial consideration for the purchase of the domain name www.ashford.com in December 2002. This note was fully repaid in August 2004 with proceeds from our new bank credit facility.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At June 30, 2004, we had $1.6 million outstanding under our previous bank credit facility which bears interest at a variable rate based on the lender’s base rate. At September 1, 2004, we had $6.95 million outstanding under our new bank credit facility accruing interest at a variable rate equal to the greater of 4.0% or 0.5% above the current prime rate. The current interest rate under this credit facility is 5.0% per annum. However, the amount of outstanding debt at any time may fluctuate and we may from time to time be subject to refinancing risk. We do not believe that a change of 100 basis points in interest rates would have a material effect on our results of operations or financial condition. Although we derive substantially all of our revenues from sales within the United States, we purchase a substantial portion of our inventory in United States dollar denominated transactions from vendors outside of the United States or from United States-based vendors who obtain products outside of the United States. A decline in the relative value of the United States dollar to other foreign currencies may result in our increasing the sales prices of our product offerings. Increases in prices could have a material adverse effect on the demand for our products, gross margins or both.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for sales returns, inventories, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included in this prospectus, we believe the policies discussed below are the most critical to understanding our financial position and results of operations.

Revenue Recognition

We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable and (4) collectibility is reasonably assured.

Product sales, net of promotional discounts, rebates, and return allowances, are recorded when the products are delivered and title passes to customers. We require payment before shipping products, so we estimate receipt of delivery by our customers based on shipping time data provided by our carriers. Retail items sold to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon delivery to the customer. Return allowances, which reduce product revenue by our best estimate of expected product returns, are estimated using historical experience.

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors or liquidations, and expected recoverable values of each disposition category. Based on this evaluation, we record a valuation write-down, when needed, to adjust the carrying amount of our inventories to lower of cost or market value.

Goodwill and Other Long-Lived Assets

Our long-lived assets include goodwill and other intangible assets. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) requires that goodwill be tested for impairment on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires significant judgment to estimate the fair value, including estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value. For 2002 and 2003, we have determined that we have one reporting unit. Using the income approach, we performed annual assessments of goodwill and concluded that there were no impairments.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), requires that we record an impairment charge on finite-lived intangibles or long-lived assets to be held and used when we determine that the carrying value of intangible assets and long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment of intangibles or long-lived assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. Our estimates of cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. We have recorded a full valuation allowance against our deferred tax assets since we have determined that it is more likely than not that we may not be able to realize our deferred tax asset in the future.

Stock-Based Compensation

We account for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We amortize stock-based compensation using the straight-line method over the vesting period of the related options, which is generally four years.

We have recorded deferred stock-based compensation representing the difference between the option exercise price and the deemed fair value of our common stock on the grant date for financial reporting purposes. We determined the deemed fair value of our common stock based upon several factors, including independent third party valuations. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation would have been reported.

Pro forma information regarding net loss and net loss per share is required in order to show our net loss as if we had accounted for employee stock options under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition Disclosure. This information is contained in Notes 2 and 12 to our consolidated financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The adoption of FIN 45 did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which addresses consolidation of variable interest entities by business enterprises that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the enterprise will hold a significant variable interest, or will have significant involvement. FIN 46 is effective as of the first interim period beginning after June 15, 2003. However, an October 2003 FASB Staff Position deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 and non-registered investment companies. We have no interests in variable interest entities and the adoption of FIN 46 did not have an impact on our results of operations or the financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This Statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a significant impact on our consolidated financial statements.

BUSINESS

Overview

Odimo is an online retailer of current season brand name watches and luxury goods, high quality diamonds and fine jewelry. We seek to create long-term relationships by offering a broad selection of appealing merchandise. Our websites collectively showcase over 2,000 watch styles from brands such as Tag Heuer, Omega and Movado; a large assortment of luxury goods, such as designer handbags and fashion accessories, fragrances and sunglasses, from brands such as Prada, Gucci and Fendi; more than 25,000 independently certified diamonds; and a wide range of precious and semi-precious jewelry. We sell brand name goods at discounts to suggested retail prices, and diamonds and fine jewelry at competitive prices.

We provide our customers with informative websites that are convenient and easy-to-navigate. Our websites feature informational resources such as a “Learning Center” and a “Glossary of Watch Terms” that provide detailed product information. These efforts are supplemented with a call center staffed by trained personnel who provide product support as well as information on payment options and shipping alternatives. We feature diamonds that are graded and certified by the Gemological Institute of America (GIA), the world’s preeminent diamond grading organization. We offer GIA certificates online for customers to review before a purchase decision is made. Customers can shop 24 hours a day, seven days a week on our websites and can use interactive search functions to find desired products quickly. Diamonds, watches and fine jewelry may be returned up to 30 days (and all other products we sell may be returned up to 15 days) from ship date for exchange or a full refund of the purchase price (exclusive of shipping and handling costs) provided the item is unworn, has not been sized or altered and is returned with all original packaging, security tags and documentation. We also provide an in-house service center for our watches and fine jewelry.

We operate the following three websites:

•	www.diamond.com features independently certified diamonds, fine jewelry and brand name watches, and accounted for approximately 39% of our net sales for the year ended December 31, 2003.

•	www.ashford.com features brand name luxury products, including watches, fine jewelry, designer handbags and accessories, home accents, fragrances, sunglasses and fine writing instruments, and accounted for approximately 35% of our net sales for the year ended December 31, 2003.

•	www.worldofwatches.com features a large selection of brand name watches, and accounted for approximately 26% of our net sales for the year ended December 31, 2003.

We commenced operations in 1998 by offering diamonds and a limited selection of jewelry products through the website www.diamonddepot.com. In early 2000, we began operating two websites, www.diamond.com and www.worldofwatches.com, through which we offered an expanded product line that included a large selection of brand name watches and a broader selection of diamonds and fine jewelry. In December 2002, we purchased the domain name www.ashford.com. In January 2003, we re-launched the www.ashford.com website and began offering luxury goods such as brand name handbags and other fashion accessories, fine writing instruments, home accents, fragrances and sunglasses. Since 2003, we have focused and intend to continue to focus our marketing efforts primarily on the www.ashford.com and www.diamond.com websites.

Industry Overview

     Growth of the Internet and Online Commerce

Internet usage and online commerce continue to grow worldwide. According to U.S. eCommerce Overview: 2004 to 2010, Forrester Research, Inc., online purchases by U.S. consumers are expected to grow from approximately $145 billion in 2004 to approximately $316 billion by 2010. This increase can be attributed to factors such as a growing awareness of the convenience of online shopping, an expanded range of products available online, improvements in security and electronic payment technology and increased access to broadband Internet connections which facilitate online shopping.

In addition to the benefits available to consumers, online commerce also offers a significant number of advantages to retailers. Managing and maintaining an online retailing website is generally less costly than operating multiple physical storefronts. Online retailers can efficiently market to a large and geographically diverse customer base while fulfilling sales from a single centralized location. Online retailers can also quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. Online retailers can more easily compile demographic and behavioral data about their customers that increase opportunities for direct marketing and personalized services. These benefits must be evaluated against a number of challenges such as drawing visitors to websites and converting them to customers; the inability for customers to physically inspect, try on or use the high priced diamonds, jewelry and luxury goods to determine the product’s authenticity; and concerns about security and privacy.

     The Luxury Goods Market — Size

We focus on the retail sale of jewelry and watches, a market that the U.S. Department of Commerce, estimated at approximately $54.0 billion in 2003. The Jewelers of America 2003 Cost of Doing Business Survey estimated that the diamond and diamond jewelry market represented approximately 47% of retail jewelry sales and according to MarketLooks, the domestic watch and clock market represents $7.6 billion in retail sales annually. We also feature luxury goods such as designer handbags and fashion accessories, fragrances and sunglasses. We believe this market, like the jewelry and watch market, benefits from consumers’ growing aspiration for brand name goods and fashion trends that encourage the ownership of multiple pieces of jewelry, watches and other luxury goods. A small but growing part of our business is focused on home accents and domestic furnishings, a market benefiting from historically high levels of home ownership.

Forrester Research estimates that $2.0 billion of jewelry and luxury goods were sold online in 2003, representing 1.75% of total online purchases in 2003. In addition to competitive prices, online retailers offer consumers convenience and facilitate comparison-shopping. For example, according to Feedback Research, for Mother’s Day, over 50% of U.S. consumers use the web to buy or research gifts, of which 12% buy jewelry online. Forrester Research projects that the online jewelry and luxury goods market will grow to $7.0 billion in 2010, representing a 19.6% compound annual growth rate from 2003 and that online purchases will represent 14% of the total purchases in 2010.

     The Luxury Goods Market — Distribution Channels

Brand name watches and luxury goods generally command a premium based on brand prestige, as well as product style and quality. To develop and maintain a brand, owners often invest significant resources in the design, production, packaging and marketing of their products. In addition, some brand owners seek to control the distribution of their products. In many cases, only a limited number of retailers, often in prime locations, are authorized to sell a brand owner’s products. These retailers purchase brand name goods either directly from the brand owners or from their authorized distributors. In order to acquire such goods, a retailer often commits to the brand owner’s marketing and pricing guidelines and agrees to purchase a brand’s full product line.

Retailers may also acquire authentic, brand name watches and other luxury goods from sources outside of a brand owner’s authorized distribution channels. These alternative channels which are referred to as the parallel market, can develop as a result of differences in the price or supply of products in different parts of the world. In these circumstances, products originally intended by a brand owner to be sold in a foreign country are imported into the United States and resold in the parallel market. Parallel markets may also develop when brand owners fail to prohibit their authorized distributors in the United States from selling to unauthorized retailers. Parallel markets offer a number of advantages, including lower product costs and greater flexibility in pricing below suggested retail prices. Parallel market goods, however, may be difficult to acquire, as relationships with suppliers are usually informal and not easy to establish and there are legal, legislative, regulatory and customs risks associated with such goods, which are outlined in “Risk Factors” above. In addition, purchasers on the parallel market must develop procedures to ensure they do not infringe on the rights of brand owners or inadvertently purchase goods that are counterfeit or stolen.

     The Luxury Goods Market — Diamonds and Fine Jewelry

The diamond and fine jewelry supply chain is complex and involves multiple intermediaries, including diamond miners, rough diamond dealers, diamond cutters, diamond wholesalers, jewelry manufacturers, jewelry wholesalers and jewelry retailers. Based on the experience and knowledge of our management, personnel and stockholders, we believe a majority of diamond and fine jewelry retailers utilize the following supply chain:

A small number of diamond mining companies dominate worldwide production. De Beers S.A., the world’s largest diamond mining company, estimates that it supplies approximately two-thirds of the world’s diamonds by value. De Beers S.A. and other mining companies, generally sell uncut, rough diamond stones to a limited network of rough diamond dealers with whom they maintain relationships. These dealers either cut the rough stones themselves to produce diamonds or sell them to diamond cutters. Once cut, the diamonds are typically sold to wholesalers and jewelry manufacturers.

After passing through one or more wholesalers or distributors, diamonds and fine jewelry are sold to consumers through a variety of jewelry retailers. The United States diamond and jewelry retail market consists primarily of small, independent stores, regional competitors and a limited number of national retail chains, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers. According to 1997 United States Census Bureau statistics, there were over 28,000 jewelry stores in the United States and 95% of all retailers operated a single store. As a result of the multiple intermediaries required to support this fragmented group of retailers, significant costs are incurred and passed on to the end consumer.

Independently prepared diamond certificates have become increasingly relied upon by buyers as a means of assessing diamond quality. These certificates describe a diamond’s characteristics against highly standardized criteria, such as the four C’s (cut, clarity, color and carat weight), as well as imperfections, polish and symmetry. While there are several different, independent organizations that provide diamond grading certifications, the Gemological Institute of America (GIA), a non-profit organization, is widely-recognized as a leader in diamond grading, gem identification and research.

Challenges Facing Traditional Retailers

We believe that store-based retailers of brand name watches, luxury goods, high quality diamonds and fine jewelry face a number of challenges in providing a satisfactory shopping experience:

•	Limited Product Selection. Shelf space limitations and inventory carrying costs restrict the variety of goods carried by any single store. Consumers often find it challenging to locate a desired product.

•	High Retail Prices. The high cost structure of operating stores, a result of factors such as rent, labor, taxes, and other store operating costs, often require traditional retailers to sell goods at a significant markup to wholesale prices.

•	Less Certainty Regarding Quality and Value. Based on management’s in-store and online research, we have determined that many traditional jewelers do not provide independent certification for a majority of their diamonds from an independent, non-profit agency, such as the GIA. As a result, their customers may be less certain of the quality and, therefore, the fairness of prices for diamonds and fine jewelry.

•	Inability to Easily Compare Prices. Shopping in traditional retail locations is often inconvenient due to limited business hours and the time involved in traveling to multiple locations to compare prices.

•	Uncomfortable Environment. Commission-based sales personnel can make customers of traditional retailers feel pressured to make a purchase decision.

Our Value Proposition

We believe that consumers will increasingly use the Internet to purchase brand name watches, luxury goods, high quality diamonds and fine jewelry given the variety of products, competitive prices, wealth of product information and convenience available online. Through our three websites, we believe that we offer value to a broad range of customers by providing:

Broad Product Selection. We are able to provide a broad selection of luxury goods, diamonds and jewelry because we are not subject to physical shelf space constraints or the cost of carrying physical inventory at multiple store locations.

Current Season Merchandise. Substantially all of the products we offer are current season, in contrast to many other online retailers that primarily offer closeout merchandise. We generate sales and promote customer loyalty by continually evaluating fashion trends and updating our product offerings.

Attractive Prices. We offer substantially all of our brand name watches and other luxury goods below traditional retail prices since we buy goods in the parallel market on favorable terms and we believe we are not restricted by vendor price guidelines. Our relationship with The Steinmetz Diamond Group allows us to purchase diamonds at cash market prices. Cash market prices are typically the lowest available wholesale price where the buyer pays the seller cash at the time of sale, and reflect a discount of 5.0% to 7.5% from prices for diamonds purchased on a credit basis. These prices are generally available only to Steinmetz’s largest customers. Our relationship with Steinmetz also enables us to avoid markups imposed by layers of intermediaries ordinarily found in the supply chain. As a result, we are able to sell diamonds at competitive prices.

Product Quality Assurance. We promote customer confidence by featuring brand name watches and luxury goods. We offer warranties on the watches we sell that are in many cases of a longer duration than manufacturer warranties and feature independent grading certificates from the GIA on all diamonds that we sell that enable our customers to objectively compare the quality and value of our diamonds.

Positive Shopping Experience. Our easy-to-navigate websites display our products 24 hours a day, seven days a week and allow our customers to complete their purchases in a timely manner. Our websites provide our customers with clear and detailed information about our products. For example, our websites provide customers the ability to select a diamond by carat, clarity, color, cut or price, and to view it in a variety of mountings and settings through our “Design Your Ring” feature. We display our most popular rings in our recently launched “Engagement Ring Showcase.” Our sales support staff is trained to answer a broad range of questions regarding product styles, features and technical specifications, as well as to provide product recommendations.

Prompt Fulfillment and Responsive Customer Service. We maintain an inventory of our most popular styles and sizes of diamonds and almost all of our branded luxury goods, enabling us to ensure prompt order fulfillment and delivery to our customers. Our customer service representatives are available during extended business hours and are trained to track and document customer inquiries and feedback, allowing us to improve the overall quality of our products and service. We have a 15- or 30-day return policy on most of our products, and offer free shipping and gift-wrapping. We also offer to customers, through a program managed by a third party, a deferred payment option for purchases over $250 with customers having the option to make payments within 90 days with no financing charge. Under this program, which is non-recourse to us, the third party assesses the credit history and credit worthiness of our customers.

Our Growth Strategy

Our objective is to offer a broad selection of appealing merchandise at competitive prices and to expand our customer base and promote repeat purchases while maintaining an efficient cost structure. Key components of this strategy include:

Attract New Customers. We intend to increase our customer base by maintaining and expanding our relationships with Internet portals and search engines such as MSN, Google, Yahoo/ Overture and AOL. We plan to increase our online advertising expenditures with these companies and other online portals, websites and search engines. We will continue to utilize website promotions, affiliate programs and targeted email and registration campaigns to convert visitors into customers. We have also entered into an agreement with Amazon.com that will enable us, commencing in November of 2004, to become a third party merchant on Amazon.com.

Create Lifetime Customers. We strive to create long-term relationships with our customers. We believe that our broad assortment of luxury goods encourages customers to return to our websites to make repeat purchases. For example, a customer that purchases an engagement ring from us may return to purchase gifts for other occasions such as Valentine’s Day, Mother’s Day and Christmas. We seek to capitalize on these customer relationships by utilizing new programs such as “wish lists” and personalized e-mail campaigns.

Expand Diamond and Diamond Jewelry Sales. We intend to increase our sales of diamonds and diamond jewelry. In March 2004, we entered into an agreement with The Steinmetz Diamond Group through its affiliate SDG Marketing, Inc., which enables us to purchase a broader selection of diamonds at favorable prices. We also expect to purchase additional diamond jewelry from The Steinmetz Diamond Group’s new manufacturing facility in India starting in the latter part of 2004. We plan to capitalize on our relationship with Steinmetz and other diamond dealers by increasing our online marketing expenditures to attract new customers for our diamonds and diamond jewelry.

Reduce Inventory Exposure. We intend to continue to minimize the inventory risk associated with our diamond business by sourcing our most popular styles from Steinmetz. Also, in a manner similar to other online retailers, we offer diamonds owned by third party suppliers that we purchase only after we have received an order.

Pursue Operating Efficiencies. We will seek to improve our operating efficiencies and increase our margins as we grow our business. We continue to refine our online business model by increasing the effectiveness of our marketing programs and by leveraging our relatively fixed cost technology and fulfillment infrastructure. We will also attempt to keep our shipping costs and delivery times low while maintaining a broad selection of available products.

Build the Ashford® Brand. For the Christmas 2004 holiday season, we will launch a line of Ashford branded watches assembled in Switzerland. Our strategy is to offer watches that are lower in price but comparable in style and quality to the other brand name watches that we sell. We believe that the high brand awareness of the Ashford name and our ability to outsource the manufacture of these watches will allow us to generate attractive margins on these products.

History

The company was founded in 1998 by Neeraj (Roger) Gupta, Sachin Gupta and the Gupta family and incorporated under the name of “diamonddepot.com.” In November 1999, entities beneficially owned by each of Alan Lipton, Philippe Laub and Beny Steinmetz acquired control of the company. In April 2000, we purchased the www.diamond.com domain name and began operating it as a separate website. In May 2000, we acquired worldofwatches.com, an online retailer of brand name watches, and began operating the www.worldofwatches.com website. In December 2002, we acquired the www.ashford.com domain name and re-launched the website in January 2003 with expanded product offerings, including handbags and other accessories, home accents, sunglasses, fine writing instruments and fragrances. In addition, we operate but do not actively promote the www.diamonddepot.com website. We also own the rights to

www.1-888-watches.com but do not currently operate it as a website. We have not focused on promoting www.diamonddepot.com and www.1-888-watches.com because we believe these domain names are less marketable. We are a Delaware corporation with five wholly owned subsidiary corporations and one wholly owned subsidiary limited liability company through which we conduct our purchasing operations. Our six wholly owned subsidiary entities are Ashford.com, Inc., Diamond.com, Inc., Worldofwatches.com, Inc. and D.I.A. Marketing Inc. (each of which is engaged in the purchasing of inventory), and Millenium International Jewelers, Inc. and 1-888-watches, LLC (each of which is currently inactive).

Mr. Lipton previously founded and was the President of Jan Bell Marketing, Inc., a public company which was one of the first operators of jewelry departments in warehouse clubs such as Sam’s Club and Price Club. The Steinmetz Diamond Group and Mr. Laub are both diamond dealers.

Our Websites

Our websites offer the convenience and flexibility of being able to shop for brand name watches and luxury goods, diamonds and fine jewelry 24 hours a day, seven days a week. Our websites provide a secure, informative and enjoyable shopping experience in an easy-to-use online format. Each website has an interactive search capability that allows our customers to search for products by different criteria, obtain product information and recommendations and participate in promotions and discounts.

www.diamond.com

www.diamond.com is an online retailer of independently certified diamonds, precious and semi-precious jewelry and brand name watches. Although engagement diamonds and settings have historically been the website’s primary focus, www.diamond.com provides jewelry for all occasions. We promote customer education regarding key aspects of buying diamonds through a “Learning Center” and other user-friendly interactive areas. On www.diamond.com, customers can search for independently certified diamonds using criteria such as carat, clarity, color and cut, and can use the “Design Your Ring” feature to customize their purchase. We recently launched our “Engagement Ring Showcase” which illustrates some of our diamonds in a variety of our most popular mountings and settings. During the year ended December 31, 2003, net sales of products offered on www.diamond.com comprised approximately 39% of our total net sales.

www.ashford.com

www.ashford.com provides a comprehensive online selection of brand name luxury goods, including watches, jewelry, designer handbags and accessories, home accents, fragrances, sunglasses and fine writing instruments. Brands featured on our website include Prada, Gucci, and Fendi. For the Christmas 2004 shopping season, we will launch a line of Ashford® branded watches available exclusively on www.ashford.com. These watches will be consistent in style and quality with our other brand name watches we sell, but at lower prices. Our Ashford branded watches will be assembled in Switzerland with Swiss movements and will be delivered to customers in attractive packaging emphasizing the Ashford brand. We anticipate that sales of our Ashford branded watches will generate higher margins than the other watches we offer on our websites. During the year ended December 31, 2003, net sales of products offered on www.ashford.com comprised approximately 35% of our total net sales.

www.worldofwatches.com

www.worldofwatches.com sells designer brand name watches such as Tag Heuer, Omega and Movado. This website provides detailed product information regarding automatic and quartz movements, water and scratch resistance, shock proofing, strap and case materials, warranties and maintenance. During the year ended December 31, 2003, net sales of products offered on www.worldofwatches.com comprised approximately 26% of our total net sales.

Supplier Relationships

     Brand Name Watches and Other Luxury Goods

We acquire the majority of our brand name watches and luxury goods through the parallel markets. Our suppliers acquire products either directly or indirectly from brand owners or their authorized distributors. Our access to the parallel markets enables us to acquire genuine, current season merchandise at lower costs than possible through a brand owners’ authorized distribution channels. Because we believe we are not constrained by the pricing guidelines that brand owners often place on authorized vendors, we can offer products below suggested retail prices while maintaining attractive margins. Although we are exposed to some risks in buying through the parallel market, we believe that our parallel market purchases are in compliance with existing legal and regulatory requirements, and we implement procedures to confirm the authenticity of the goods we purchase. We also acquire a limited number of watches and other luxury goods directly from brand owners and their authorized distributors. In 2003, 79% of the aggregate dollar value of our brand name watches and luxury goods were purchased on the parallel market and the remainder were purchased from brand owners and authorized distributors. We purchase products from a variety of suppliers, none of which supply us a material amount of the aggregate dollar volume of our purchases. We are not dependent on any individual supplier for our products.

We have implemented purchasing and quality control procedures to ensure the authenticity of the watches and other goods we purchase. Such authentication procedures include (1) ensuring that the merchandise bears the brand name or logo of the manufacturer as applicable by examining look and placement of factory markings and emblems, (2) confirming the packaging and paperwork for the product is intact and bears the appropriate brand name or logo and other criteria of authenticity, (3) inspecting the workmanship (in the case of handbags) of fabrics, seams, zippers, clasps, straps, and linings to ensure it is consistent with the product’s reputation and that materials are without blemish or flaw,(4) determining whether the merchandise is damaged or has been tampered with and (5) reviewing source documentation evidencing the purchase of the merchandise.

For the Christmas 2004 shopping season, we will launch a line of Ashford branded watches that we have designed. We have purchase orders with two U.S.-based suppliers to provide these watches. These suppliers maintain relationships with Swiss-based firms that assemble the watches, as well as with manufacturers of the watch component parts. We have no direct arrangements nor have we directly negotiated with these Swiss-based firms. Based on information from our U.S.-based suppliers, we believe there is sufficient manufacturing and assembly capacity to met our demands for these Ashford branded watches.

     Diamonds and Fine Jewelry

Our diamond sourcing model capitalizes on our close industry relationships to avoid several layers of supply chain intermediaries. We purchase and carry in inventory many of our most popular styles and sizes of diamonds to ensure availability and expedited delivery. We purchase many of our diamonds from SDG Marketing Inc., an affiliate of The Steinmetz Diamond Group. The Steinmetz Diamond Group includes several companies that purchase diamonds directly from the Diamond Trading Company. The Diamond Trading Company is the marketing arm of the De Beers Group, and sells about two-thirds of the world’s annual supply of rough diamonds by value. Its clients are known as “sightholders,” and are carefully chosen for their diamond and marketing expertise. For the 2004-2005 year, the Diamond Trading Company has announced that there are only 84 sightholders (down from 120 sightholders in 2003-2004) of which Steinmetz is currently one. Beny Steinmetz, Daniel Steinmetz and Nir Livnat, all beneficial owners of our common stock are the beneficiaries of several trusts and foundations which own several of the companies which comprise the Steinmetz Diamond Group, including SDG Marketing, Inc., the entity we have a supply agreement with.

Steinmetz’s relationship with the Diamond Trading Company provides Steinmetz with direct access to a broad selection of diamonds. Our supply arrangement with Steinmetz gives us access to this wide selection at cash market prices. Cash market prices are typically the lowest available wholesale price where the buyer pays the seller cash at the time of sale, and reflect a discount of 5.0% to 7.5% from prices for diamonds purchased on a credit basis. Under our contract with Steinmetz, however, we can defer payment on diamonds we purchase up to 180 days which substantially reduces our working capital needs. In addition, Steinmetz allows us to return unsold goods, which reduces our inventory risk and carrying costs. In March 2004 (as amended in June 2004), we entered into an agreement with Steinmetz (through SDG Marketing), pursuant to which SDG Marketing is obligated to provide us with a replenishable inventory of independently certified diamonds with a value equal to a minimum of $4.0 million, $5.0 million and $6.0 million for each of the years ending November 30, 2004, 2005 and 2006, respectively. In addition, we granted Steinmetz the right of first refusal to provide us diamonds and fine jewelry based on our projected purchase needs.

We also have an informal arrangement with Philippe Diamond Corp. to purchase diamonds on favorable terms and conditions but this arrangement does not include any inventory supply obligations. During 2003 and the first six months of 2004, the diamonds that we acquired from Philippe represented less than 5% of our net sales of diamonds. Over the next twelve months, we expect that sales of diamonds we acquire from Philippe will represent a higher percentage of our net sales of diamonds. We have not entered into a formal agreement with Philippe because the amount of diamond inventory we have purchased from Philippe has been historically low.

As demonstrated in the chart below, our diamond sourcing model enables us to bypass multiple layers of intermediaries.

In addition to our diamond inventory, like other online retailers, we have access to additional diamonds that we purchase from third party suppliers only after we receive a customer order. This allows us to offer a broader selection of diamonds and diamond jewelry without incurring the carrying costs and risks of holding them in our inventory. These third party suppliers generally ship the diamond or diamond jewelry to us in one or two days and we then deliver the products to our customers through our normal fulfillment process.

We currently acquire our fine jewelry directly from manufacturers on a worldwide basis. We identify manufacturers with high value products by capitalizing on our management’s extensive experience in jewelry retailing. The Steinmetz Diamond Group is currently in the process of establishing a manufacturing facility in India that will produce an assortment of diamond jewelry. We expect to purchase high quality diamond jewelry on a favorable basis from The Steinmetz Diamond Group, starting in late 2004, when this facility becomes fully operational.

Marketing

Our marketing strategy is designed to generate consumer traffic by increasing awareness of our websites. We seek to acquire customers efficiently, build upon our customer base and increase repeat purchases. All three of our websites have seen substantial growth in customers, registered users and visitors.

The profile of our customer base on each of our websites is different. www.ashford.com appeals to the luxury goods consumer and has a higher concentration of customers who are women over the age of 35. www.diamond.com appeals to the diamond and fine jewelry consumer and has a higher concentration of customers who are men over the age of 30. www.worldofwatches.com appeals to a younger customer base.

Our marketing and advertising efforts consist primarily of the following initiatives:

•	Portal and Targeted Website Advertising. We utilize banner advertisements and purchase selected keywords on search engines and product data feeds on websites with high traffic volumes. We currently maintain portal and advertising relationships with, among others, MSN, Google, Yahoo/Overture and AOL. Search engines, portals and other advertisers are compensated by us on a fixed fee (cost is based on the provision of a specific set of marketing activities) or a pay-for-performance basis (costs are strictly tied to some measure, typically sales). We have also recently entered into a one year agreement with Amazon.com to offer our products on Amazon.com’s marketplace. Under this agreement, commencing in November 2004 Amazon.com will receive a percentage of the revenue generated from the sale of our products on its marketplace. This percentage is within the range of commissions generally paid by merchants who offer products on Amazon.com’s marketplace. Amazon will process orders and we will be responsible for fulfillment, customer service and merchandising.

•	Affiliate Program. We attract customers by participating in affiliate programs such as BeFree that extend the reach of our websites and draw customers from a variety of other websites. By joining our affiliate program, website publishers earn volume-based commissions by directing customers to our websites. Currently, we have over 5,000 affiliate websites enrolled that actively promote our websites. Affiliates are generally compensated on a pay-for-performance basis.

•	Direct Marketing. We utilize an electronic direct marketing program to encourage repeat purchases, customer retention, prospect activation and referral business. This program is expected to increase substantially in the latter part of 2004 due to expanded functionality and a wider range of personalized offers. We utilize permission-based e-mail marketing to visitors who indicate a desire to continue to receive product recommendations and promotional discounts. We also utilize referral incentives, financing options, wish lists, birthday/anniversary event marketing and other similar programs.

Customer Service and Sales Support

An important element of our sales strategy is to provide a high level of customer service and sales support. Our highly trained sales support staff provide detailed product information and guidance, which, together with the informative and educational aspects of our websites, promote customer confidence in their purchase decisions.

We have a customer service and sales support center staffed by, depending on the time of year, approximately 50 to 100 representatives. This center utilizes automated email and phone systems to route traffic to our customer service and sales support representatives to provide personalized assistance. This center operates seven days a week during extended business hours. Each customer service representative completes a four to six-week training program that covers best practices to provide real time assistance in purchasing brand name watches, luxury goods, diamonds and fine jewelry as well as payment alternatives and shipping services. Our customer service representatives are also trained to track and document customer inquiries and feedback, allowing us to improve the overall quality of our products and service. We contact customers to measure customer satisfaction, and periodically utilize third parties to monitor the performance of our customer service and sales support representatives.

We have a 30-day return policy on all of our brand name watches, diamonds and fine jewelry, and a 15-day return policy on all other merchandise. Most of the brand name watches that we offer do not include serial numbers, which invalidates the manufacturer’s warranty. To address potential consumer concerns, we offer our own warranty, which in many cases is of a longer duration than the manufacturer’s warranty. We also provide our watch customers with repair and battery replacement services. For our diamond customers, we provide independent certifications primarily from the Gemological Institute of America. On our websites, we prominently display all our warranties, guarantees and policies relating to security, shipping, refunds, exchanges and special orders.

Fulfillment Operations

Our goal is to fulfill orders timely, securely and accurately. When an order is received and accepted, the merchandise is sent to assembly for packaging. In the case of selected jewelry orders, our on-site personnel perform setting and sizing. We inspect and track each product at all stages of the receiving and order fulfillment process. Customer orders are typically delivered within one to three business days, depending on the shipping method and the extent of customization required.

We ship nearly all products via nationally recognized carriers. All shipments of products for which the cost of goods shipped is over $150 are shipped at no cost to the customer and are fully insured by a third party in case of loss or theft. We assume the risk of loss or theft on shipments of products for which the cost of goods shipped is less than $100.

Our fulfillment center in Sunrise, Florida has security controls and restricted access and has been designed for the prompt receipt, storage and shipment of our products.

Technology and Systems

We have established site management, customer interaction and distribution services and systems to process customer orders and payments. These services and systems use a combination of proprietary and commercially available licensed technologies. These applications are used to:

•	accept and validate customer orders;

•	enable customer service representatives to engage in real-time, online interaction with multiple customers simultaneously;

•	organize, place and manage orders with suppliers;

•	receive product and assign it to customer orders;

•	manage product shipments to customers based on various ordering criteria; and

•	manage inventory for stock replenishment.

Our systems are based on industry-standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. We have implemented load balancing systems for the day to day operations and redundant servers to provide fault tolerant service. Our system hardware is located at our facility in Sunrise, Florida, which has redundant communications lines and emergency power backup. We also have redundant systems at a location in Boca Raton, Florida.

Seasonality

Our business has been highly seasonal, with peak sales occurring in late November and December during the holiday shopping season. The fourth quarter accounted for 45.8%, 39.4% and 42.6% of our net sales in 2001, 2002 and 2003, respectively. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expenses, including customer support and jewelry assembly costs. In addition, we make merchandising and inventory decisions for the holiday season well in advance. We have also experienced relatively higher net sales in February and May relating to Valentine’s Day and Mother’s Day. Due to the seasonality of our sales, our quarterly results will fluctuate, perhaps significantly.

Competition

We face competition from both traditional and online retailers of luxury goods and jewelry with greater brand recognition and resources, which may adversely affect our business. We currently or potentially will compete with a variety of competitors, including the following:

•	independent and chain stores that sell jewelry, watches or other luxury goods, such as Tiffany & Co., Zales and Signet PLC’s Kay Jewelers;

•	other online retailers that sell brand name watches and luxury goods, diamonds and fine jewelry, such as Amazon.com and Blue Nile;

•	department stores;

•	boutiques and websites operated by brand owners;

•	mass retailers that sell jewelry, watches and other luxury goods;

•	catalog and television shopping retailers; and

•	online auction houses and closeout retailers.

We believe that the following are the principal competitive factors in our market:

•	product selection;

•	price;

•	convenience;

•	website recognition;

•	site features and content;

•	functionality and ease of use;

•	order delivery performance; and

•	customer service.

The primary bases on which we compete with online and traditional retailers in the market for brand name watches and luxury products, diamonds and fine jewelry are price, merchandise selection and customer service. We believe we offer current season luxury products, brand name watches and diamonds at prices that are competitive with or lower than many of our online competitors. In addition, we offer a broader product selection of current season luxury products, diamonds and watches than many of our online competitors. We believe we currently offer luxury products and watches at more attractive prices than many of our traditional store-based competitors. Also, due to extensive training of our customer service personnel, we believe we offer more responsive and informed customer service than many of our online and traditional store-based competitors. However, many of our current and potential competitors, particularly the traditional store-based retailers and the brand owners of products we sell, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to website and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors.

Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Given our limited operating history, many of our competitors have significantly greater experience selling luxury products. Advances in technologies, such as price comparison programs that select specific items from a variety of websites may increase competition by directing customers to other online retailers.

Intellectual Property

We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. The contractual restrictions include confidentiality and nondisclosure agreements with our employees, contractors, vendors and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our products and services are made available online. We have registered the following domain names: www.diamond.com, www.ashford.com, www.worldofwatches.com, www.odimo.com, and www.diamonddepot.com. We have registered trademarks for WorldofWatches.com, diamonddepot.com, 1-888-Watches and 1-888-Diamond. Our website designs, features and images are subject to federal copyright protection. We are also developing proprietary product lines that are and will be protected by federal trademark and copyright protection.

There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any such infringement or misappropriation, should it occur, could have a material adverse effect on our business, result of operations and financial condition. Furthermore, there can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. For example, in August 2004, we settled for a nominal amount an action against us by Prada S.A. seeking an injunction and unspecified damages alleging that we sold counterfeit goods. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any infringement claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any claim of infringement against us could have a material adverse effect upon our business.

Government Regulation

Internet and E-Commerce

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce, as well as the secondhand watch statutes enacted in several states, as discussed below. However, as Internet use increases, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide personal information regarding our users to third parties. However, the adoption of additional consumer protection laws could create uncertainty in web usage and reduce the demand for our products and services.

New laws or regulations may be enacted with respect to the Internet or existing laws may be applied or interpreted to apply to the Internet, which may decrease the use of the Internet or our websites or increase our costs of doing business. As use of the Internet continues to evolve, we expect that there will be an increasing number of laws and regulations pertaining to the Internet in the United States and throughout the world. Because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in that state or foreign country. We are qualified to do business only in Florida. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

Decoded Watches

We acquire most of the brand name watches we sell in the parallel market. As a result, many of the brand name watches we sell have had their serial numbers removed (“decoded”). Forty-one states, in which we had $6.6 million of net sales of decoded watches in 2003, have criminal statutes prohibiting the sale of products that have been decoded. Laws in California, Georgia and South Dakota explicitly prohibit the sale of decoded watches. Based on our review of such statutes in states which accounted for over 80% of our net sales of watches in 2003 (including California and Georgia), we have determined, after consultation with local counsel, that it is unlikely that our sales of decoded watches violate these laws. This conclusion is based primarily on our determination that the intended purpose of these statutes is the prevention of the sale of stolen merchandise. However, this conclusion is not free from doubt. If a court were to determine that our sale of decoded watches has violated a state law, we could be subject to claims for damages, fines or other criminal penalties and be unable to continue to sell decoded watches in that state.

Seventeen states, in which we had $5.1 million of net sales of decoded watches in 2003, have statutes that regulate the sale of decoded watches. These laws categorize decoded watches as “grey market” goods or “secondhand” watches and impose specific disclosure requirements. For example, laws in California and New York prohibit anyone from offering “grey market” goods without affixing to the product a label or tag disclosing, among other things, that the item is “secondhand” and is not covered by the manufacturer’s express written warranty, even though the item has never been used. We have implemented procedures and designed our websites to comply with the laws in these states that regulate the sale of decoded watches. However, if a court were to determine that we failed to comply with such laws in a particular state, we could be subject to claims for damages, fines or other penalties or prohibited from selling decoded watches in that state.

Employees

As of October 4, 2004, we had 108 full-time employees and two part-time employees. Of these employees, 33 were in fulfillment operations, 19 were in technology and development, 11 were in marketing, four were in merchandising, 26 were in customer service and 17 were general or administrative employees. We utilize part-time and temporary employees to respond to fluctuating seasonal demand around peak holiday periods. Our employees are not covered by a collective bargaining agreement and we consider our relations with our employees to be good.

Facilities

Our corporate offices and fulfillment operations are located in Sunrise, Florida, where we lease approximately 20,500 square feet through December 2005. We lease approximately 5,000 additional square feet at a second facility in Sunrise, Florida through September 2004. Our current facilities are not adequate for us and in July 2004, we entered into a ten year lease agreement for 34,000 square feet at the same location where we are currently leasing the 5,000 square feet of additional space. The new lease permits us to continue to occupy the 5,000 square feet after September 2004 and the remaining 29,000 square feet beginning in January 2006. We intend to move our logistics and distribution operations to the new facility in October 2004 and the remainder of our operations by January 2006.

Legal Proceedings

We occasionally receive written letters of complaint from trademark owners objecting to our sales of their products at low prices and/or threatening litigation. In the past, such situations have rarely resulted in litigation, and, in the single case where litigation was instituted, the matter was settled at nominal cost and with no change or disruption in our purchasing or sales practices.

As our business expands and our company grows larger, the number and significance of disputes may increase. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

MANAGEMENT

Executive Officers, Significant Employees and Directors

Our executive officers, significant employees and directors, and their ages and positions, are as follows:

Name	Age	Position

Alan Lipton	53	Chief Executive Officer, President and Chairman of the Board
Jeff Kornblum	42	Chief Operating Officer
Amerisa Kornblum	42	Chief Financial Officer and Treasurer
George Grous	40	Chief Technology Officer
Michael Dell’Arciprete	38	Vice President, Marketing
Sidney Feltenstein(1)	63	Director
Eric Hippeau	53	Director
Lior Levin	37	Director
Stanley Stern(2)	47	Director Nominee
Steven Tishman(2)	47	Director Nominee
Robert Voss(1)	55	Director

(1)	Member of the Audit Committee, the Compensation Committee and the Nominating Committee.
(2)	Messrs. Stern and Tishman have agreed to become members of our board of directors upon the closing of this offering. Mr. Stern will become a member of our Compensation Committee and Nominating Committee and Mr. Tishman will become a member of our Audit Committee.

Alan Lipton has been our Chief Executive Officer, President and a member of our board of directors since November 1999. He has been the Chairman of our board of directors since May 2004. From 1983 to 1994 Mr. Lipton was the Chief Executive Officer of Jan Bell Marketing, Inc., which was a publicly held watch and jewelry retailer and supplier to wholesale price clubs. After retiring from Jan Bell marketing in 1994, Mr. Lipton founded the Lipton Foundation, a philanthropic organization. From 1994 to the present, Mr. Lipton has been involved with the Lipton Foundation and in various real estate development projects in South Florida. Mr. Lipton is a director of Tucows, Inc., an Internet service and content provider.

Jeff Kornblum has been our Chief Operating Officer since November 1999. From October 1997 to November 1999, Mr. Kornblum was President and Chief Executive Officer of Gold Coast Media, Inc., an infomercial and print media company. From 1996 to 1997, Mr. Kornblum was Chief Operating Officer for Danna Michaels, Inc., a mail order catalog company. From 1994 to 1996, Mr. Kornblum was a financial systems consultant for various catalog and retail companies. From 1988 to 1993, Mr. Kornblum was Director of Inventory Management and Sales Analysis for Jan Bell Marketing, Inc. From 1985 to 1989, Mr. Kornblum was a senior auditor with Deloitte & Touche. Mr. Kornblum is married to Amerisa Kornblum, our Chief Financial Officer and Treasurer.

Amerisa Kornblum has been our Chief Financial Officer and Treasurer since November 1999. From October 1997 to November 1999, Ms. Kornblum served as Chief Financial Officer of Gold Coast Media, Inc. From 1994 through 1997, Ms. Kornblum was a financial systems consultant, for various catalog and retail companies. From 1988 to 1993, Ms. Kornblum worked for Jan Bell Marketing, Inc. in various capacities including Controller, Director of Internal Audit, and Director of Investor Relations. From 1985 to 1988, Ms. Kornblum was a senior auditor for Deloitte & Touche. Ms. Kornblum is a certified public accountant in the State of Florida. Ms. Kornblum is married to Jeff Kornblum, our Chief Operating Officer.

George Grous has been our Chief Technology Officer since January 2000. From July 1998 to December 1999, Mr. Grous was a Senior Software Engineer for BroadLogic Inc., a spin-off of Adaptec Inc.’s Satellite Networking Group, a supplier of broadband services. From July 1996 to June 1998, Mr. Grous was a Senior Software Engineer at Adaptec, Inc., a public storage hardware company. Mr. Grous is the brother of Amerisa Kornblum, our Chief Financial Officer.

Michael Dell’Arciprete has been our Vice President, Marketing since April 2003. From March 2002 to April 2003, Mr. Dell’Arciprete was a Business Development executive for eDiets, an online provider of diet and fitness programs. From May 2000 to March 2002, Mr. Dell’Arciprete was the Executive Vice President, Marketing of Mars Music Direct, an online provider of musical instruments. From February 1999 to May 2000, Mr. Dell’Arciprete was the Vice President, Partnership Marketing of The Netmarket Group (an interactive division of Cendant that provides online marketing services). From November 1997 to February 1999, Mr. Dell’Arciprete was the Vice President, Marketing of Spree.com, an online shopping club.

Sidney Feltenstein has been a member of our board of directors since May 2004. From 1995 to 2002, Mr. Feltenstein served as Chairman, President and Chief Executive Officer of Yorkshire Global Restaurants, an operator of A&W Restaurants and Long John Silver’s restaurants. Mr. Feltenstein has served in a variety of operations and marketing management positions in the restaurant business including Chief Marketing Officer for Dunkin Donuts and Executive President of Worldwide Marketing for Burger King Corporation. Mr. Feltenstein is active in various organizations, including the International Franchise Association. From 2002 to May 2004, Mr. Feltenstein pursued personal investment opportunities. Since 2003, Mr. Feltenstein has been a director of BUCA, Inc., a public company that operates restaurants.

Eric Hippeau has been a member of our board of directors since February 2000. Since March 2000, Mr. Hippeau has been a Managing Partner of Softbank Capital Partners, a technology oriented venture capital firm. From 1993 to 2000, Mr. Hippeau served as Chairman and Chief Executive Officer of Ziff-Davis, Inc. an integrated media and marketing services company. Mr. Hippeau joined Ziff-Davis, Inc. in 1989 as publisher of PC Magazine and held several senior executive positions before becoming Chairman and Chief Executive Officer. Mr. Hippeau also serves as a director of Yahoo, Inc., Starwood Hotels and Resorts WorldWide, Inc. and National Leisure Group.

Lior Levin has been a member of our board of directors since May 2004. Since October, 1999 Mr. Levin has been the Marketing Director for The Steinmetz Diamond Group, our primary diamond supplier. From 1990 to 1999, he was the General Manager of Istromed, a medical equipment supplier in South Africa. Mr. Levin is also a director of R. Steinmetz & Sons, a jewelry manufacturer that is part of The Steinmetz Diamond Group.

Stanley Stern was a member of our board of directors from November 1999 through May 2004 and has agreed to rejoin the board upon the closing of this offering. Since March 2004, Mr. Stern has been a Managing Director and head of investment banking with Oppenheimer & Co. Inc., an investment banking firm. From February 2002 to March 2004, Mr. Stern served as a Managing Director and head of investment banking with C.E. Unterberg, Towbin, an investment banking firm. From January 2000 to February 2002, Mr. Stern served as Managing Director of STI Ventures Advisory USA Inc. and as a member of the board of directors and the investment committee of STI Ventures, a venture capital company that is affiliated with Beny Steinmetz. From 1990 until January 2000, Mr. Stern was employed at CIBC Oppenheimer, a financial services company. Mr. Stern also serves as the chairman of the board of Tucows, Inc., and is a director of Fundtech, a provider of financial payment processing solutions.

Steven Tishman has agreed to join our board of directors upon the closing of this offering. Since October 2002, he has been a Managing Director of Rothschild Inc., a merchant banking firm. From November 1999 to July 2002, Mr. Tishman was a Managing Director of Robertson Stephens, Inc., an investment banking firm. From July 1993 to November 1999, he was a Senior Managing Director of Bear, Stearns & Co. Inc., an investment banking firm. Mr. Tishman is also a director of Cedar Fair, L.P., an operator of amusement parks, and Claire’s Stores, Inc., a specialty retailer of costume jewelry, accessories and cosmetics.

Robert Voss has been a member of our board of directors since May 2004. Since August 2002, Mr. Voss has been the President of Fox Packaging, a producer of specialized automotive aftermarket chemicals.

From August 1999 to July 2002, Mr. Voss was an Executive Vice President of Priceline Webhouse Club, a membership-based retail outlet selling merchandise in bulk form at discounted prices. From 1995 through July 1998, Mr. Voss was Senior Vice President, Special Projects, of Wal-Mart Corporation. Previously Mr. Voss was Vice President of Wal-Mart Stores, Inc., where his responsibilities included opening and merchandising the first Sam’s Club.

Composition of the Board of Directors

Upon the closing of this offering, our board of directors will consist of seven members. Our board of directors has determined that upon the closing of this offering four of its members, Sidney Feltenstein, Stanley Stern, Steven Tishman and Robert Voss, will be “independent directors” as defined under the federal securities laws, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 and the rules of the Nasdaq Stock Market, Inc., or the Nasdaq Rules. All directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation, disqualification or removal. Effective upon closing of this offering, our board of directors will be divided into three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2007.

Upon the closing of this offering, Class I will consist of Messrs. Levin, Stern and Voss, Class II will consist of Messrs. Hippeau and Tishman, and Class III will consist of Messrs. Feltenstein and Lipton. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. In addition, a resolution of the board of directors or affirmative vote of the holders of at least two-thirds of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each director on these committees is “independent” for purposes of the federal securities laws and the Nasdaq Rules.

Audit Committee. The audit committee of our board of directors is responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditor prior to presentation of financial statements to stockholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. The audit committee consists of Robert Voss and Sidney Feltenstein, who will serve as chairman. Steven Tishman will join this committee upon the closing of this offering. In addition, our board of directors has determined that Mr. Feltenstein qualifies as an “audit committee financial expert” under the federal securities laws.

Compensation Committee. The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock incentive plan and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee consists of Sidney Feltenstein and Robert Voss, who will serve as chairman. Stanley Stern will join this committee upon the closing of this offering.

Nominating Committee. The nominating committee of our board of directors identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification and provides oversight in the evaluation of the board of directors and each committee. The nominating committee consists of Robert Voss and Sidney Feltenstein, who will serve as chairman. Stanley Stern will join this committee upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

The compensation of our executive officers for the year ended December 31, 2003 was determined by our compensation committee based on performance and market data. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Codes of Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the Nasdaq Rules.

Director Compensation

We pay each non-employee director an annual retainer of $10,000. We pay each non-employee director $1,000 for each committee meeting attended. We also pay certain expenses incurred by the directors.

Non-employee directors may be granted options pursuant to our Stock Incentive Plan. Upon the closing of the offering, each of our non-employee directors will be granted options to purchase 20,000 shares of our common stock, exercisable at any time during the three-year period from the date of grant, with an exercise price equal to fair market value at the time of grant. Each non-employee director shall receive annually an option to purchase 10,000 shares of common stock, exercisable at any time during the three-year period from the date of grant, with an exercise price equal to fair market value at the time of grant. We may, in our discretion, grant additional stock options and other equity awards to our non-employee directors from time to time.

Executive Compensation

The following summary compensation table sets forth information concerning compensation earned during the year ended December 31, 2003 by our Chief Executive Officer and our four other most highly compensated executive officers. We refer to these executives collectively as our “named executive officers.”

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation				Awards

					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Salary		Bonus	Compensation(1)	Options(#)(2)	Compensation(3)

Alan Lipton	$350,000	(4)	$100,000	$11,622	—	$14,166
Chief Executive Officer
and President
Jeff Kornblum	165,000		66,000	16,000	—	9,931
Chief Operating Officer
Amerisa Kornblum	140,000		56,000	14,932	—	5,452
Chief Financial Officer
and Treasurer
George Grous	130,000		60,000	11,865	—	14,797
Chief Technology Officer
Michael Dell’Arciprete	71,802		42,000	—	75,000	3,351
Vice President, Marketing

(1)	Auto allowances.
(2)	Options granted to each executive officer during 2003 to purchase shares of our common stock.
(3)	Represents premiums paid for insurance benefits.
(4)	Includes $150,000 paid to Mey-Al Corporation, an entity owned and controlled by Alan Lipton.

Employment Agreements with Executive Officers

In July 2004, we entered into employment agreements with Alan Lipton, our Chief Executive Officer and President, Jeff Kornblum, our Chief Operating Officer, Amerisa Kornblum, our Chief Financial Officer and Treasurer, and George Grous, our Chief Technology Officer. The employment agreements with Messrs. Lipton, Kornblum and Grous and Ms. Kornblum are each for initial terms of three years commencing in July 2004 with successive one year extensions unless we or the employee timely provides the required notice of the intent not to renew the agreement. The agreements provide for annual base salaries of $385,000 for Mr. Lipton, $200,000 for Mr. Kornblum, $175,000 for Ms. Kornblum, and $150,000 for Mr. Grous; plus discretionary annual cash bonuses determined by the compensation committee of our board of directors.

Each of the agreements also prohibits the employee from competing with us with respect to the selling of luxury items, including diamonds and jewelry, primarily via the internet, for the period of his or her employment and for three years thereafter. The agreements also prohibit the employees from soliciting our customers to divert their business away from us or soliciting our employees to leave their employment with us. The agreements prohibit such solicitation by each of the employees for the period of his or her employment and for three years thereafter.

The agreements provide that if (1) a change of control (as described below) occurs, (2) such change of control results in a decrease in the employee’s compensation, responsibilities or position, such that the employee cannot in good faith continue to fulfill his or her job responsibilities (as determined by the employee in his/her sole discretion during the six month period following the change of control), and (3) the change of control did not occur due to the employee’s intentional bulk sale of his or her shares of our common stock, then the employee has the right to terminate his or her employment agreement and receive in one lump sum payment equivalent to the base salary for the fiscal year prior to the change of control and any applicable expense reimbursements. A “change of control” generally means a merger or other change in corporate structure after which the majority of our capital stock is no longer held by the stockholders who held such shares prior to the change of control, a sale of substantially all of our assets to a non-subsidiary purchaser or a reorganization, merger or consolidation in which we or a subsidiary is not the surviving corporation.

Stock Options

The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the year ended December 31, 2003, including the potential realizable value, which is the exercise price before taxes associated with exercise, over the entire term of the options assuming options are exercised at the end of their terms, based on assumed annual rates of stock appreciation of 5% and 10%, compounded annually, and based on the fair market value on the date of grant as determined by the compensation committee of our board of directors. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

All options granted to our named executive officers are granted under our Stock Incentive Plan. Options to purchase 75,000 shares of our common stock were granted in 2003 to Michael Dell’Arciprete (the only named executive officer granted options in 2003). These options are exercisable in increments of 25,000 shares for a period of two years, commencing on the first, second and third anniversaries of the grant date, respectively.

In March 2004, we granted options to purchase 3,860,000, 1,460,000, 480,000, 100,000 and 576,000 shares of our common stock to Messrs. Lipton, Kornblum, Grous, Dell’Arciprete and Ms. Kornblum, respectively. These options have an exercise price of $0.35 per share and are currently exercisable through March 2009. Our board of directors believed that the exercise price per share of each option granted in 2004 was equal to the fair market value of the underlying common stock on the date of the grant of the option. We recorded non-cash stock based compensation expense for the quarter ended March 31, 2004 because we determined, subsequent to the date of grant of these options, that the per share fair value of the shares of common stock was greater than $0.35. This determination was based on information unavailable to us in March 2004 as to the anticipated timing of our initial public offering. Two-thirds of the shares issuable under these options are subject to contractual restrictions on transfer: one-third of the shares issuable upon exercise of the options may only be transferred after the first anniversary of the grant date, and one-third may only be transferred after the second anniversary of the grant date. If the optionee’s employment is terminated by us for cause or the optionee resigns, any unexercised options terminate, and shares held by the optionee which are subject to the contractual restrictions on transfer may be purchased by us at the exercise price. If the optionee’s employment is terminated by us without cause, then all contractual restrictions on the transferability of the shares issued or issuable under these options terminate.

The exercise price per share of each option granted in 2003 was equal to or greater than the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

Option Grants in 2003

Potential Realizable
	Individual Grants				Value at Assumed
Annual Rates of Stock
	Number	Percent of Total			Price Appreciation for
	of Securities	Options Granted	Exercise or		Option Term(1)
	Underlying	to Employees	Base Price	Expiration
Name	Options Granted(#)	in 2003	Per Share	Date	5%($)	10%($)

Alan Lipton	–	–	–	–
Jeff Kornblum	–	–	–	–
Amerisa Kornblum	–	–	–	–
George Grous	–	–	–	–
Michael Dell’Arciprete	75,000	22.6%	$1.37	4/7/08

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on an assumed initial public offering price of $ per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

The following table sets forth option exercises during 2003 and the number of shares of our common stock subject to vested and unvested stock options held by each of our named executive officers as of December 31, 2003.

Aggregated Option Exercises in Year Ended December 31, 2003

and Year-End Option Values

	Number		Number of Securities		Value of Unexercised
	of Shares		Underlying Unexercised		In-The-Money
	Acquired		Options at Year-End		Options at Year-End(1)
	in	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Alan Lipton	–	$–	1,943,335	–	$	$
Jeff Kornblum	–	–	84,333	–
Amerisa Kornblum	–	–	84,333	–
George Grous	–	–	33,334	–
Michael Dell’Arciprete	–	–	75,000	–

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on an assumed initial public offering price of $ per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

Stock Incentive Plan

We initially adopted our stock option plan in 1999. The stock option plan was amended in June 2004 by our board of directors and shareholders and renamed the “Odimo Incorporated Amended and Restated Stock Incentive Plan.” The Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonuses and restricted stock awards, restricted stock units, performance shares, performance units and other stock-based awards which may be granted to employees, including officers, non-employee directors and consultants (except that incentive stock options may be granted only to employees).

Share Reserve

An aggregate of 13,984,771 shares of common stock are reserved for issuance under the Stock Incentive Plan. As of October 4, 2004, outstanding options to purchase a total of 11,379,373 shares of our common stock were held by participants under the Stock Incentive Plan, and 2,605,398 shares remained available for grant. Shares issued under the Stock Incentive Plan will be authorized and unissued shares of common stock or treasury shares.

Administration

The Stock Incentive Plan is administered by our compensation committee. The compensation committee has the full authority to administer and interpret the Stock Incentive Plan and to correct any defect or supply any omission or reconcile any inconsistency in the plan or any award agreement. The compensation committee’s decision will be final, conclusive and binding with respect to the interpretation and administration of the Stock Incentive Plan, any award or any award agreement under the Stock Incentive Plan.

Term of Stock Incentive Plan

The Stock Incentive Plan will terminate in June 2014 unless it is terminated earlier in accordance with the terms of the plan.

Awards under the Stock Incentive Plan

Stock Options. The Stock Incentive Plan authorizes the compensation committee to grant stock options to purchase shares of common stock to employees, directors and consultants of Odimo or any subsidiary. Option grants may be in the form of incentive stock options (ISOs) or non-qualified stock options, provided that options granted to non-employee directors, consultants and employees of its subsidiaries that do not qualify as a “subsidiary corporation” (within the meaning of Section 424 of the Internal Revenue Code) may only be non-qualified stock options. The compensation committee will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years, or five years in the case of an ISO granted to a 10% stockholder), the exercise price, any vesting schedule, and the other material terms of each option. No ISO may have an exercise price less than the fair market value of the common stock at the time of grant (or, in the case of an ISO granted to a 10% stockholder, 110% of fair market value). Options may be exercised only upon certain events (e.g., a change of control or the completion of an offering of common stock to the public pursuant to a registration statement under the Securities Act). Upon the exercise of an option, the option holder must make payment of the full exercise price, either: (i) in cash, certified or cashier’s check, bank draft or money order; (ii) to the extent permitted by law and the compensation committee, through a “cashless exercise sale and remittance procedure” by the delivery of irrevocable instructions to a broker reasonably acceptable to us to deliver promptly to us an amount equal to the aggregate purchase price; (iii) in shares of common stock (which have been owned by the participant for a period of time as may be required by applicable accounting standards to avoid a charge to our earnings); (iv) to the extent permitted by law and the compensation committee, by delivery of a promissory note to us on such terms as the compensation committee specifies or (v) on such other terms and conditions as may be acceptable to the compensation committee.

Stock Appreciation Rights. The Stock Incentive Plan authorizes the compensation committee to grant stock appreciation rights (SARs) either in tandem with a stock option or independent of a stock option to employees and non-employee directors. A SAR may be granted as a general SAR or a limited SAR. Limited SARs may be exercised only upon certain events (e.g., a change of control). A SAR is a right to receive a payment either in cash or common stock equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the exercise price per share of the SAR. The compensation committee will determine the terms and conditions of SARs at the time of grant, but, generally, SARs will be subject to the same terms and conditions as stock options (as described above).

Restricted Stock. The Stock Incentive Plan authorizes the compensation committee to award restricted stock to employees, consultants and directors. Recipients of restricted stock enter into an agreement with us subjecting the shares to restrictions and providing the criteria or dates on which such restrictions lapse. Restricted stock may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the compensation committee at grant. Holders of restricted stock may exercise full voting rights with respect to the restricted stock and will be entitled all dividends and distributions paid on the restricted stock.

Restricted Stock Units. The Stock Incentive Plan authorizes the compensation committee to award restricted stock units to employees, directors and consultants. A restricted stock unit is a unit of measurement equivalent to one share of common stock that becomes nonforfeitable upon satisfying certain terms and conditions, as determined by the compensation committee. A restricted stock unit does not have any of the attendant rights of a stockholder, except it may have certain dividend rights as specified in the grant. A restricted stock unit may be distributed in common stock and/or cash as determined by the compensation committee at the time of grant or if not specified at grant, at time of distribution. Restricted stock units may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the compensation committee at grant.

Performance Shares and Performance Units. The Stock Incentive Plan authorizes the compensation committee to grant performance shares to employees, directors and consultants entitling them to receive a fixed number of shares of common stock or the cash equivalent, as determined by the compensation committee, upon the attainment of performance goals. The compensation committee may also grant performance units to employees, directors and consultants entitling them to receive a value payable in cash or shares of common stock, as determined by the compensation committee, upon the attainment of performance goals (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code).

Stock Awards. The Stock Incentive Plan authorizes the compensation committee to grant stock awards to employees, directors and consultants. A stock award is an outright grant of common stock or a grant of common stock that is made in settlement of an award granted under another plan sponsored by us. For example, a stock award can be granted to a director in the form of common stock in settlement of director fees.

Other Stock-Based Awards. The Stock Incentive Plan authorizes the compensation committee to grant awards of common stock and other awards to employees, directors and consultants that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock. These awards may be granted either alone or in addition to or in tandem with stock options, SARs, restricted stock, performance shares or performance units.

Limitations on Awards. No more than 6,992,385 shares of common stock may be subject to grants of options and stock appreciation rights to any participant during any one fiscal year. No more than 6,992,385 shares of common stock may be subject to grants of performance shares, restricted stock, restricted stock units and awards of common stock to any participant during any one fiscal year. The maximum value of performance units that may be granted to any participant during any one fiscal year is $1,000,000.

Performance Goals. Performance-based awards granted under the Stock Incentive Plan that are intended to satisfy the performance-based compensation exception under Section 162(m) of the Internal Revenue Code will vest based on attainment of specified performance goals which have been established by the compensation committee.

Transferability of Options and Stock Purchase Rights. Our Stock Incentive Plan generally does not allow for the transfer of awards granted under the plan and only the grantee may exercise during his or her lifetime. Common stock issued under the Stock Incentive Plan will not have any restrictions on transferability. The compensation committee, in its sole discretion, may permit the transfer of award granted under the plan to a grantee’s family member on terms and conditions specified by the compensation committee.

Amendment and Termination

Our board of directors may at any time amend, in whole or in part, any or all of the provisions of the Stock Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise. Our board of directors, however, may not impair the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, without the consent of such participant (unless required by law). Stockholder approval is required for any amendment to the Stock Incentive Plan:

•	that changes the class of individuals eligible to receive awards under the Stock Incentive Plan;

•	that increases the maximum number of shares of common stock in the aggregate that may be subject to awards that are granted under the Stock Incentive Plan (except as otherwise permitted under the Stock Incentive Plan);

•	if approval of such amendment is necessary to comply with federal or state law (including without limitation Section 162(m) of the Internal Revenue Code and Rule 16b-3 under the Exchange Act) or with the rules of any stock exchange or automated quotation system on which the common stock may be listed or traded; or

•	if such amendment eliminates a requirement provided in the Stock Incentive Plan that our stockholders must approve an action to be undertaken under the Stock Incentive Plan.

Adjustments upon a Change of Control

The Stock Incentive Plan generally defines a “change of control” as any of the following: (1) the acquisition by a person of securities representing more than 50% of the voting power of our outstanding securities, (2) a change of the majority of the incumbent members of our board of directors during any period of two consecutive years, (3) a business combination in which our securities outstanding prior to the combination do not represent more than 50% of the combined voting power outstanding after the combination, (4) approval by our stockholders of our liquidation, or (5) sale of all or substantially all of our assets, other than to certain related entities. Upon a change in control of Odimo under the Stock Incentive Plan, the compensation committee may, in its sole discretion, provide that (1) some or all outstanding awards become immediately exercisable or vested, (2) all awards terminate, provided that participants have a right for a reasonable period of time to exercise any vested awards in whole or in part, (3) all awards be honored, assumed or substituted for new rights granted by the participant’s employer immediately following the change in control or (4) any or all awards be purchased by Odimo without the consent of the participants, based on terms and conditions that the compensation committee determines which shall be communicated to the participants. If any awards subject to performance-based vesting become vested upon a change in control of Odimo, all performance goals will be deemed satisfied as of the date of the change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Transactions

Since January 1, 2001, the following executive officers, directors and holders of more than 5% of our voting securities purchased our securities in the amounts as of the dates set forth below.

In each transaction we issued Series C preferred stock, and in certain cases warrants to purchase Series C preferred stock, pursuant to agreements on identical terms as the other purchasers of such convertible preferred stock and at a price our board of directors believed was fair market value on the date of issuance. We recorded a preferred dividend for the quarter ended March 31, 2004 because we determined, subsequent to the March 2004 issuance of shares of Series C preferred stock, that the per share fair value of these shares was greater than the consideration we received in exchange for the stock. This determination was based on information unavailable to us in March 2004 as to the anticipated timing of our initial public offering. These agreements included registration rights, information rights and right of first refusal, among other provisions standard in venture capital financings. The information rights and right of first refusal terminate upon the closing of this offering. Upon the closing of this offering, all warrants to purchase preferred stock will be exercised and each share of preferred stock will be converted into a share of common stock.

Subject to the rights and preferences of our Series D preferred stock, holders of Series C preferred stock are entitled to receive eight percent annual dividends and a liquidation preference equal to two times the original Series C preferred stock issue price ($2.7428). Each share of Series C preferred stock is convertible into shares of common stock at the option of the holder on a one-for-one basis and mandatorily convertible into shares of common stock upon the closing of this offering. In addition, holders of Series C preferred stock have the right to collectively elect two members to our board of directors as well as to consent before we make any amendments to our certificate of incorporation or bylaws that changes the preferences or other rights of the Series C preferred stock.

		Shares
	Number of	Underlying	Total	Date of
	Shares	Warrants	Consideration	Issuance

Directors and Executive Officers
Alan Lipton(1)	481,297	72,195	$172,497	3/30/04
Philippe Laub(1)(2)	481,297	72,195	$172,497	3/30/04

5% Stockholders
GSI Commerce, Inc.(1)	2,036,830	—	$730,000	4/28/04
Lenorth Holdings, S.A.(1)(3)	2,608,345	391,252	$934,831	3/30/04
SDG Marketing, Inc.(3)	1,395,089	209,263	$500,000	9/15/03
SDG Marketing, Inc.(3)	6,728,331	—	$2,750,000	3/30/04
Softbank Capital Partners LP(1)(4)	1,004,668	150,700	$360,073	3/30/04
Softbank Capital LP(1)(4)	987,407	148,111	$353,866	3/30/04
Softbank Capital Advisors Fund LP(1)(4)	17,341	2,601	$6,215	3/30/04

(1)	Represents securities issued in exchange for the cancellation of certain promissory notes in the principal amount indicated under “Total Consideration.”
(2)	Philippe Laub, a member of our board of directors from November 1999 through May 2004, is the President of Data Investment LLC, a stockholder of Odimo. See footnote (1) above.

(3)	Lenorth Holdings, S.A. and SDG Marketing, Inc. are two of the companies that comprise part of The Steinmetz Diamond Group, our primary diamond supplier. Beny Steinmetz, Daniel Steinmetz and Nir Livnat, are the beneficiaries of several trusts and foundations which own Lenorth, S.A. and SDG Marketing, Inc. and are deemed to be the beneficial owners of the Odimo shares held by these entities.

(4)	Eric Hippeau, a member of our board of directors, is a managing partner of Softbank Capital Partners, LLC, the general partner of each of Softbank Capital Partners LP, Softbank Capital LP and Softbank Capital Advisors Fund LP.

Debt Transactions

Since January 1, 2001, certain executive officers, directors and holders of more than 5% of our voting securities purchased promissory notes and warrants as described below. All such notes accrued interest at a rate of 8.0% annually and have been repaid or exchanged for shares of capital stock.

In October, 2002 we sold promissory notes to the persons listed in the table below, in each case, for cash equal to the principal amount of the promissory notes. Under the October 2002 promissory notes, the principal amount plus accrued but unpaid interest was due on December 31, 2002. In December 2002, in order to extend the payment date for the notes, we exchanged these notes for new promissory notes in the same principal amounts and warrants to purchase for $.36 per share the number of shares of Series C preferred stock indicated in the table below. Under the December 2002 notes, one-half of the principal amount plus accrued but unpaid interest was due on December 31, 2003 and the remainder on December 31, 2004. In March 2004, in order to preserve our existing cash, we exchanged the notes issued in December 2002 for shares of Series C preferred stock and warrants to purchase for $.36 per share the number of shares of Series C preferred stock indicated in the table above. In September 2003 we sold promissory notes and warrants to the persons listed in the table below, in each case, for cash equal to the principal amount of the promissory note. In December 2003, we repaid all of the September 2003 notes.

		Shares
	Principal	Underlying	Date of
	Amount of Note	Warrants	Purchase

Directors and Executive Officers
Alan Lipton	$172,497	—	10/22/02
Alan Lipton	$172,497	93,161	12/31/02
Alan Lipton	$258,744	108,292	9/15/03
Philippe Laub(1)	$172,497	—	10/22/02
Philippe Laub(1)	$172,497	93,161	12/31/02
Philippe Laub(1)	$258,744	108,292	9/15/03

5% Stockholders
Softbank Capital Partners LP(2)	$360,073	—	10/22/02
Softbank Capital Partners LP(2)	$360,073	194,466	12/31/02
Softbank Capital Partners LP(2)	$540,109	226,050	9/15/03
Softbank Capital LP(2)	$353,886	—	10/22/02
Softbank Capital LP(2)	$353,886	191,125	12/31/02
Softbank Capital LP(2)	$530,830	222,166	9/15/03
Softbank Capital Advisors Fund LP(2)	$6,215	—	10/22/02
Softbank Capital Advisors Fund LP(2)	$6,215	3,357	12/31/02
Softbank Capital Advisors Fund LP(2)	$9,322	3,902	9/15/03
Lenorth Holdings, S.A.(3)	$934,831	—	10/22/02
Lenorth Holdings, S.A.(3)	$934,831	504,877	12/31/02
Lenorth Holdings, S.A.(3)	$1,402,247	586,878	9/15/03

(1)	Philippe Laub, a member of our board of directors from November 1999 through May 2004, is the President of Data Investment LLC, a stockholder of Odimo.
(2)	Eric Hippeau, a member of our board of directors, is a managing partner of Softbank Capital Partners, LLC, the general partner of each of Softbank Capital Partners LP, Softbank Capital LP and Softbank Capital Advisors Fund LP.

(3)	Lenorth Holdings, S.A. is part of The Steinmetz Diamond Group, our primary diamond supplier. Beny Steinmetz, Daniel Steinmetz and Nir Livnat, are the beneficiaries of several trusts and foundations which own Lenorth S.A. and are deemed to be the beneficial owners of the Odimo shares held by these entities.

The Steinmetz Diamond Group

During the years ended December 31, 2001, 2002 and 2003, we purchased $560,000, $649,000 and $2.3 million of diamonds from The Steinmetz Diamond Group, respectively, representing approximately

11.1%, 11.3% and 22.0% of our diamond purchases during these periods. The Steinmetz Diamond Group consists of several companies including Lenorth Holdings, S.A. and SDG Marketing, Inc. Beny Steinmetz (a former member of our board of directors), Daniel Steinmetz and Nir Livnat are the beneficiaries of trusts and foundations that own Lenorth Holdings, S.A. and SDG Marketing, which together own over 33% of our outstanding shares of common stock. In addition, Beny Steinmetz is one of the beneficial owners of STI Ventures, N.V., which owns almost 6% of our outstanding common stock. We believe these purchases of diamonds were made at prevailing market prices.

In March 2004, we entered into an agreement with The Steinmetz Diamond Group through its affiliate SDG Marketing, Inc., pursuant to which Steinmetz, in order to have the right to purchase 3,494,495 shares of Series C preferred stock, was obligated to provide us with a minimum of $4.0 million, $5.0 million and $6.0 million of independently certified diamond inventory through November 30, 2004, 2005 and 2006, respectively. In addition, we granted Steinmetz, through its affiliate SDG Marketing, Inc., the right of first refusal to provide us diamonds and fine jewelry based on our projected purchase needs. We also sold to SDG Marketing 3,233,836 shares of our Series C preferred stock for $1.25 million in cash. All of these shares of preferred stock issued to Steinmetz will be converted to common stock upon the closing of the offering.

To improve our cash position, in June 2004, we permitted SDG Marketing to purchase the 3,494,495 shares of Series C preferred stock for $1.5 million. In addition, we amended the supply agreement with SDG Marketing to require Steinmetz to unconditionally provide us with the indicated levels of inventory.

Payment for Use of Jet Aircraft

From time to time, we reimburse Mey-Al Corporation, an entity owned and controlled by Alan Lipton, our Chief Executive Officer and President, for the use of an aircraft by our executive employees for business-related purposes. For the years ended December 31, 2002 and 2003, we paid Mey-Al Corporation an aggregate amount of approximately $22,000 and $57,000, respectively, for the use of the aircraft. All amounts reimbursed were based on actual variable costs such as hourly fees for use of aircraft and fuel costs incurred by Mey-Al Corporation in connection with our usage of its aircraft. We do not reimburse Mey-Al Corporation for any fixed expenses such as management fees or aircraft maintenance fees.

General

We believe that all of the transactions set forth above that were consummated with parties that may be deemed to be affiliated with us were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of October 4, 2004, and as adjusted to reflect the sale of                shares of common stock in this offering by us and                shares of common stock in this offering by selling stockholders, by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

•	each of the selling stockholders;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after October 4, 2004, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 100,922,680 shares of common stock outstanding as of October 4, 2004 and                shares of common stock outstanding immediately following the completion of this offering as adjusted to reflect the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Odimo Incorporated, 14001 N.W. 4th Street, Sunrise, Florida 33325.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
			Number of Shares to
	Number	Percentage	be Sold in Offering	Number	Percentage

5% Stockholders
Beny Steinmetz(1)(2)	39,595,782	39.23%
Daniel Steinmetz(2)	33,926,782	33.62%
Nir Livnat(2)	33,926,782	33.62%
Softbank Capital Partners LLC(3)	21,322,259	21.12%
GSI Commerce Solutions, Inc.(4)	20,614,841	20.43%
Neeraj Gupta(5)	5,763,231	5.28%
Sachin Gupta(5)	5,763,231	5.28%
Aamba Ma Family Trust(5)	5,763,231	5.28%

Directors and Executive Officers
Alan Lipton(6)(14)	10,446,126	10.35%
Jeff Kornblum(7)(14)	2,204,666	2.18%
Amerisa Kornblum(7)(14)	2,204,666	2.18%
George Grous(8)(14)	513,334	*
Michael Dell’Arciprete(9)(14)	125,000	*
Eric Hippeau(3)(10)	0	*
Sidney Feltenstein(11)	0	*
Lior Levin	0	*
Stanley Stern(12)(13)	300,000	*
Steven Tishman(13)	0	*
Robert Voss	0	*

All directors and executive officers as a group (11 persons)	13,589,126	13.46%

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
			Number of Shares to
	Number	Percentage	be Sold in Offering	Number	Percentage

Other Selling Stockholders
Ronald Daniels	739,008	*
Frank Girnun(15)	739,007	*
Robert Lang(15)	739,007	*
Quentin Schultz	146,985	*
Hans Steinberg	48,995	*
Marc A. Ross(15)	12,249	*

*	Denotes less than 1%.

(1)	Includes 5,669,000 shares held by STI Ventures, N.V. and 400,000 shares issuable under currently exercisable stock options held by Lenorth Holdings, S.A. Beny Steinmetz has voting and investment authority over shares held by STI Ventures, N.V. The address of Beny Steinmetz is c/o Scorpio (BSG) Ltd. 85, Medinat Hayehudin St., P.O. Box 4030, Herzilya Pithach, Israel 46140.
(2)	Includes 8,332,683 shares held by SDG Marketing, Inc., 25,194,009 shares held by Lenorth Holdings, S.A. and 400,000 shares issuable under currently exercisable stock options held by Lenorth Holdings, S.A. SDG Marketing, Inc. and Lenorth Holdings, S.A. are part of The Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz and Nir Livnat. Beny Steinmetz and Daniel Steinmetz are brothers. Nir Livnat is not related to either Beny or Daniel Steinmetz. The address for Daniel Steinmetz and Nir Livnat is c/o Onyx Advisors, Ltd., P.O. Box 1002, 1211 Geneva 5, Switzerland.

(3)	Includes 10,626,800 shares held by Softbank Capital Partners, LP, 10,444,142 shares held by Softbank Capital LP, and 251,317 shares held by Softbank Capital Advisors Fund, LP. Softbank Capital Partners LLC is the general partner of each of the foregoing entities and may therefore be deemed the beneficial owner of all such shares. Masayoshi Sun, Charles Lax and Ronald Fisher have voting and investment control over Softbank Capital Partners LLC. SB Capital Managers LLC is a member of Softbank Capital Partners LLC but does not have voting or investment authority over these shares. SB Capital disclaims beneficial ownership of these shares except to the extent of its pecuniary interest arising therein. Excludes 5,669,000 shares owned by STI Ventures, N.V. Entities affiliated with Softbank Capital Partners LLC own approximately 7% of STI Ventures, N.V. and disclaim beneficial ownership of shares beneficially owned by STI Ventures, N.V. The address for the entities affiliated with Softbank Capital Partners LLC is 1188 Centre Street, Newton Center, MA 02459.

(4)	GSI Commerce Solutions, Inc. is a wholly owned subsidiary of GSI Commerce, Inc., a publicly traded corporation.
(5)	Includes 1,724,931 shares held by Neeraj Gupta, a former employee of Odimo, 1,730,700 shares held by Sachin Gupta, Neeraj Gupta’s brother, and 2,307,600 shares held by Ambaa Ma Family Trust. The parents of Neeraj and Sachin Gupta are the trustees of the Ambaa Ma Family Trust. Neeraj Gupta’s wife and son and Sachin Gupta are beneficiaries under the Ambaa Ma Family Trust. Neither Neeraj Gupta nor Sachin Gupta have voting or dispositive power over shares in the trust. The address for Neeraj Gupta, Sachin Gupta and the Aamba Ma Family Trust is 2449 Kennedy Blvd., Jersey City, New Jersey 07304.
(6)	Includes 4,642,791 shares held by Lipton Partnership and 5,803,335 shares of common stock issuable upon the exercise of currently exercisable options. Alan Lipton owns 65% of the outstanding partnership interests in Lipton Partnership, a Florida general partnership. Lily Lipton, Mr. Lipton’s minor daughter is a beneficiary of a trust that owns 7.2% of the outstanding partnership interests in Lipton Partnership. Excludes 5,669,000 shares owned by STI Ventures, N.V. Mr. Lipton owns less than 1% of STI Ventures, N.V. and disclaims beneficial ownership of shares beneficially owned by STI Ventures, N.V.
(7)	Represents 1,544,333 shares of common stock issuable upon the exercise of currently exercisable options held by Jeff Kornblum and 660,333 shares of common stock issuable upon the exercise of currently exercisable options held by Amerisa Kornblum, Mr. Kornblum’s wife. Each disclaims beneficial ownership of the shares owned by the other.
(8)	Represents 513,334 shares of common stock issuable upon the exercise of currently exercisable options. Mr. Grous is the brother of Ms. Kornblum, our Chief Financial Officer and Treasurer. Mr. Grous disclaims beneficial ownership over any shares beneficially owned by Ms. Kornblum.
(9)	Represents 125,000 shares of common stock issuable upon the exercise of currently exercisable options.

(10)	Mr. Hippeau is a member of SB Capital Managers LLC but does not have voting or investment authority over the shares held by the Softbank entities and, therefore, Mr. Hippeau disclaims beneficial ownership of the shares held by the Softbank entities except to the extent of his pecuniary interest arising therein.
(11)	Mr. Feltenstein owns 4.3% of the outstanding partnership interests in Lipton Partnership, a Florida general partnership owned and controlled by Alan Lipton. Mr. Feltenstein is one of several trustees of a trust which is the owner of 7.2% of the outstanding partnership interest in Lipton Partnership and the beneficiary of which is Lily Lipton, Alan Lipton’s daughter.
(12)	Includes 200,000 shares issuable pursuant to currently exercisable stock options.
(13)	Messrs. Stern and Tishman have agreed to become directors upon the closing of this offering.
(14)	A portion of the shares issuable upon the exercise of the options are subject to contractual restrictions on transfer. See “Management — Executive Compensation — Stock Options.”
(15)	Each of these individuals are former employees of Odimo.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, amended and restated bylaws and other agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, provides that we are authorized to issue                      shares of common stock, par value $0.001 per share, and                      shares of undesignated preferred stock, par value $0.001 per share.

On                     , 2004, our board of directors approved an amendment to our amended and restated certificate of incorporation to effect a 1 for           reverse stock split of our common stock and convertible preferred stock. The amended and restated certificate of incorporation was approved by our stockholders on                     , 2004 will be filed and become effective immediately prior to the closing of this offering. All references to the number of shares, per share amounts and any other references to shares in this prospectus consolidated financial statements and the accompanying notes, unless otherwise noted, have been adjusted to reflect the reverse stock split on a retroactive basis. Previously awarded stock options, restricted stock awards, warrants and all other agreements payable in our common stock or convertible preferred stock have been retroactively adjusted to reflect the reverse stock split.

Common Stock

There are                      shares of common stock issued and outstanding, held of record by approximately                      stockholders.

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, when and as declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Stock Options

Options to purchase a total of 11,379,373 shares of common stock are outstanding and 2,605,398 additional shares of common stock are available for future grant under our Stock Incentive Plan. See “Management — Stock Incentive Plan.”

Preferred Stock

Our certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to                      shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding after the closing of this offering. The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of an aggregate of 99,086,703 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated registration rights agreement dated March 30, 2004 and an investors’ rights agreement dated November 18, 1999, in each case, between us and the holders of these shares. Under the terms of these agreements, the holders of 20% or more of these shares can demand that we register their shares. We must use our best efforts to register these shares for public resale. These agreements limit the number of demand registrations that we are required to make on behalf of the holders. We are not required to comply with this form of demand registration prior to 180 days after the closing of this offering.

If we register any of our equity securities either for our own account or for the account of other security holders, other than with respect to this offering, the holders of these shares are entitled to notice of the registration and may include their shares in the registration. A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The rights granted to each holder under the March 30, 2004 registration rights agreement and the November 18, 1999 registration rights agreement will terminate upon the earlier of the fifth anniversary of this offering, or when such holder owns less than 1% of our common stock and is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the business combination, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock of the interested stockholder) those shares owned:

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to various exceptions, an “interested stockholder” is an entity which or person who, together with affiliates and associates, owns (or within three years from the date of determination, did own) 15% or more of the corporation’s outstanding voting stock. This statute could delay, defer or prohibit a merger or other takeover or a change of control of our company.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contains provisions that may have the effect of discouraging a potential acquisition proposal and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Classified Board of Directors. Our board of directors is divided into three classes of directors. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships.

Removal of Directors; Board of Directors Vacancies. Our certificate of incorporation and bylaws provides that members of our board of directors may not be removed without cause. Our bylaws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action; Special Meeting of Stockholders by Written Consent. Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board, chief executive officer or a majority of our directors.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede or discourage any attempt to effect a change of control of our company.

Limitations of Liability and Indemnification

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	acts or omissions that the director believes to be contrary to our or our stockholders’ best interests, that involve a reckless disregard for the director’s duty to us or our stockholders or that constitute an unexcused pattern of inattention amounting to abdication of the director’s duty to us or our stockholders;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders and loans to directors and officers.

This provision does not affect a director’s liability under the federal securities laws. To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

We have applied to include our common stock on the Nasdaq National Market under the symbol “ODMO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock in the public market or the availability of any shares of common stock in the public market for sale will have on the prevailing market price of the common stock from time to time. If sales of substantial amounts of common stock (including shares of common stock issued on the exercise of outstanding options) occur, or if there is a perception that such sales could occur, the prevailing market price of our common stock could decline and could impair our ability to raise capital through a future sale of our equity securities.

When this offering is completed, we will have a total of                     shares of common stock outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of              , 2004 and assumes no exercise of outstanding options. The                     shares offered by this prospectus will be freely tradable, unless they are held by our “affiliates,” as defined in Rule 144 under the Securities Act. The remaining                     shares are “restricted,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as stated below.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate of Odimo Incorporated or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of Odimo Incorporated, would be entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which the seller first files the Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k), a person who has not been an “affiliate” of Odimo at any time during the three months before a sale, and who has beneficially owned the shares of common stock proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate” from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

In general under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock incentive plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.

Stock Incentive Plan

As soon as practicable following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our Stock Incentive Plan. Such registration statement will automatically become effective immediately upon filing. Shares registered under the registration statement on Form S-8 will be eligible for immediate sale in the public market, subject to the Rule 144 volume limitations applicable to the affiliates and the applicable lock-up agreements described below.

Based on 2,605,398 shares of common stock reserved for issuance pursuant to our Stock Incentive Plan, as well as options to purchase 11,379,373 shares of common stock outstanding at June 30, 2004 under the Stock Incentive Plan, the registration statement on Form S-8 would cover 13,984,771 shares of common stock issuable or reserved for issuance under the Stock Incentive Plan.

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) and 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors.

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the Stock Incentive Plan.

Lock-Up Agreements

The holders of                     shares of common stock have agreed to a 180-day “lock-up” with respect to these shares. See “Underwriting” for additional details. After the 180-day period from the date of this prospectus, these shares may be sold in the public market, subject to compliance with Rule 144, Rule 144(k) or Rule 701. At any time without notice, CIBC World Markets Corp. may, in its sole discretion, release all or some of the securities subject to these lock-up agreements. CIBC World Markets Corp.’s decision to waive the lock-up restrictions may be based on market conditions, the then-current stock price, the number of shares requested to be waived from the lock-up restrictions, the potential price impact of the release and other factors the selection of which are based on its sole discretion.

Registration Rights

After the completion of this offering, holders of approximately 99,086,703 shares of our common stock will have the right, subject to various conditions and limitations, to require us to use our best efforts to register their shares of common stock, subject to the 180-day lock-up arrangement described above, and to include their shares in registration statements relating to our securities. Registration of these shares under the Securities Act would result in the shares becoming freely transferable without restriction immediately upon the effectiveness of the registration statement. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Friedman, Billings, Ramsey & Co., Inc. and Oppenheimer & Co. Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
Friedman, Billings, Ramsey & Co., Inc.
Oppenheimer & Co. Inc.

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $  per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of  additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $          , and the total proceeds to us will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

		Total Without Exercise	Total With Full Exercise
	Per Share	of Over-Allotment Option	of Over-Allotment Option

Odimo Incorporated	$	$	$
Selling stockholders

Total

We and the selling stockholders estimate that our portions of the total expenses of the offering, excluding the underwriting discount, will be approximately $          and $          , respectively.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our officers and directors and substantially all of our principal stockholders have agreed to a 180-day “lock up.” This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not, without the prior written consent of CIBC World Markets Corp. acting on behalf of the underwriters:

•	offer, sell, assign, transfer, pledge, encumber, agree or contact to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of; or

•	enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

shares of common stock that they beneficially own, including any option, right or warrant to purchase shares of common stock and securities that are convertible into or exchangeable for shares of common stock.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for the shares. The offering price for the shares has been determined by us, the selling stockholders and the representatives, based on the following factors:

•	the history of and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies; and

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing Transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-Allotments and Syndicate Covering Transactions. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty Bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Stanley Stern, a managing director of Oppenheimer & Co. Inc., one of the underwriters in the offering, has agreed to become a member of our board of directors upon the closing of this offering. For more information regarding Mr. Stern, see “Management” above. CIBC World Markets Corp., one of the underwriters in this offering holds, through an affiliate, debentures exchangeable for equity that would represent approximately 35% of the outstanding equity in Oppenheimer & Co. Inc.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us and the selling stockholders by Berman Rennert Vogel & Mandler, P.A., Miami, Florida, and Akerman Senterfitt, Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs concerning a 2002 change in the Company’s method of accounting for goodwill and a restatement as described in Note 16) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered hereby. The term registration statement means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Odimo Incorporated and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are materially complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2002 and 2003 and June 30, 2004 (unaudited)	F-3

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity for each of the three years in the period ended December 31, 2003 and the six months ended June 30, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule:

Schedule II — Valuation and Qualifying Accounts	F-27

Schedules not filed herewith are either not applicable, the required information is not material, or the required information is set forth in the consolidated financial statements or footnotes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Odimo Incorporated:

We have audited the accompanying consolidated balance sheets of Odimo Incorporated and subsidiaries (the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

As discussed in Note 16, the Company restated its consolidated financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida

July 12, 2004, except for Notes 15 and 16 as to which the date is September 30, 2004

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	December 31,
			June 30,
	2002	2003	2004

			(unaudited)

	(as restated, see Note 16)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,501	$5,135	$323
Restricted cash	410	645	741
Accounts receivable	87	372	434
Inventories	4,458	6,006	10,900
Prepaid expenses and other current assets	409	593	1,678

Total current assets	11,865	12,751	14,076
PROPERTY AND EQUIPMENT — net	2,082	2,537	2,859
GOODWILL	9,792	9,792	9,792
INTANGIBLE AND OTHER ASSETS — net	7,182	5,325	4,844

TOTAL	$30,921	$30,405	$31,571

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,963	$8,752	$11,003
Accrued liabilities	1,691	3,319	1,030
Current portion of stockholder notes	1,900	2,726	900
Bank credit facility	—	—	1,600

Total current liabilities	7,554	14,797	14,533
STOCKHOLDER NOTES, net of current portion	4,254	2,700	1,520

Total liabilities	11,808	17,497	16,053

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, $0.001 par value, 43,510, 44,905 and 59,250 shares authorized, issued and outstanding at December 31, 2002 and 2003, and June 30, 2004, respectively (liquidation value of $83,756, $93,560 and $135,975 at December 31, 2002 and 2003, and June 30, 2004, respectively)	44	45	59

Common stock, $0.001 par value, 100,000 shares authorized at December 31, 2002 and 2003 and 120,000 shares authorized at June 30, 2004; 15,718 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004	16	16	16
Additional paid-in capital	68,269	69,204	80,057
Deferred stock-based compensation	(2)	—	—
Accumulated deficit	(49,214)	(56,357)	(64,614)

Total stockholders’ equity	19,113	12,908	15,518

TOTAL	$30,921	$30,405	$31,571

See notes to the consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
NET SALES	$24,207	$27,520	$41,694	$15,887	$20,737

COST OF SALES	18,440	19,932	29,945	11,607	14,703

Gross profit	5,767	7,588	11,749	4,280	6,034

OPERATING EXPENSES:
Fulfillment(1)	1,155	1,830	2,589	915	1,344
Marketing(1)	4,269	2,179	3,709	1,337	2,472
General and administrative(1)	9,758	7,240	8,463	3,623	8,659
Depreciation and amortization	4,753	2,529	3,024	1,361	1,498
Termination expense	2,264	—	—	—	—

Total operating expenses	22,199	13,778	17,785	7,236	13,973

LOSS FROM OPERATIONS	(16,432)	(6,190)	(6,036)	(2,956)	(7,939)

INTEREST INCOME (EXPENSE), Net	347	1	(1,107)	(256)	(318)

NET LOSS	(16,085)	(6,189)	(7,143)	(3,212)	(8,257)
DIVIDENDS TO PREFERRED STOCKHOLDERS	(4,025)	(4,047)	(4,519)	(2,237)	(12,266)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(20,110)	$(10,236)	$(11,662)	$(5,449)	$(20,523)

Net loss per common share attributable to common stockholders:
Basic and diluted	$(1.29)	$(0.65)	$(0.74)	$(0.35)	$(1.31)

Weighted average number of shares:
Basic and diluted	15,618	15,689	15,718	15,718	15,718

(1)	Non-cash stock-based compensation included in these amounts are as follows:

Fulfillment	$—	$—	$—	$—	$—

Marketing	—	—	—	—	—

General and administrative	41	39	2	1	4,689

	$41	$39	$2	$1	$4,689

See notes to consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Preferred Stocks		Common Stock
					Additional	Deferred		Total
		Par		Par	Paid-in	Stock-Based	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	Compensation	Deficit	Equity

BALANCE — December 31, 2000	26,263	$26	15,618	$16	$62,932	$(87)	$(26,940)	$35,947
Amortization of deferred stock-based compensation						41		41
Forfeiture of stock options					(5)	5
Issuance of convertible preferred stock	1,651	2			2,262			2,264
Net loss							(16,085)	(16,085)

BALANCE — December 31, 2001	27,914	28	15,618	16	65,189	(41)	(43,025)	22,167
Amortization of deferred stock-based compensation						39		39
Issuance of warrants					375			375
Issuance of common stock			100		35			35
Issuance of convertible preferred stock and warrants	15,596	16			2,670			2,686
Net loss							(6,189)	(6,189)

BALANCE — December 31, 2002	43,510	44	15,718	16	68,269	(2)	(49,214)	19,113
Amortization of deferred stock-based compensation						2		2
Issuance of convertible preferred stock and warrants	1,395	1			499			500
Issuance of warrants					436			436
Net loss							(7,143)	(7,143)

BALANCE — December 31, 2003	44,905	45	15,718	16	69,204	—	(56,357)	12,908
Issuance of stock options to employees					4,689			4,689
Issuance of convertible preferred stock	6,728	7			7,023			7,030
Issuance of convertible preferred stock and warrants in connection with exchange of debt	7,617	7			8,779			8,786
Dividend to preferred stockholders					(9,638)			(9,638)
Net loss							(8,257)	(8,257)

BALANCE — June 30, 2004 (unaudited)	59,250	$59	15,718	$16	$80,057	$—	$(64,614)	$15,518

See notes to consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(as restated, see Note 16)
OPERATING ACTIVITIES:
Net loss	$(16,085)	$(6,189)	$(7,143)	$(3,212)	$(8,257)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,753	2,529	3,024	1,361	1,498
Loss on disposal of property and equipment	17		12		3
Stock-based compensation	41	39	2	1	4,689
Amortization of supply agreement	533	162	61	12	15
Amortization of discount on stockholder notes		29	608	87	174
Termination expense	2,264
Changes in operating assets and liabilities:
Increase in restricted cash	(94)	(42)	(235)	(97)	(96)
Decrease (increase) in accounts receivable	294	247	(285)	(77)	(62)
Decrease (increase) in inventories	1,250	1,623	(1,548)	218	(4,894)
Decrease (increase) in prepaid expenses and other current assets	1,232	(233)	(184)	(200)	(1,085)
(Increase) decrease in other assets	(100)	15	(1)	(392)
Increase (decrease) in accounts payable	434	(1,332)	4,789	(229)	2,251
(Decrease) increase in accrued liabilities	(479)	161	1,628	(998)	(2,023)

Net cash (used in) provided by operating activities	(5,940)	(2,991)	728	(3,526)	(7,787)

INVESTING ACTIVITIES:
Purchase of property and equipment	(1,085)	(723)	(1,694)	(592)	(925)

FINANCING ACTIVITIES:
Proceeds from stockholder notes		2,000	3,000
Payments on stockholder notes			(3,900)	(450)	(450)
Net borrowings under bank credit facility					1,600
Proceeds from issuance of convertible preferred stock and warrants			500		2,750
Proceeds from issuance of common stock		35

Net cash provided by (used in) financing activities	—	2,035	(400)	(450)	3,900

DECREASE IN CASH AND CASH EQUIVALENTS	(7,025)	(1,679)	(1,366)	(4,568)	(4,812)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,205	8,180	6,501	6,501	5,135

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,180	$6,501	$5,135	$1,933	$323

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

Interest paid	$—	$—	$379	$154	$131

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of convertible preferred stock and warrants in asset purchase		$2,686

Issuance of notes in asset purchase		$4,500

Issuance of warrants to purchase convertible preferred stock		$375	$436

Issuance of convertible preferred stock for termination of joint venture agreement	$2,264

Exchange of stockholder notes (including accrued interest of $266) for convertible preferred stock and warrants					$2,996

Fair value of supply agreement					$433

See notes to consolidated financial statements

ODIMO INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. GENERAL

Business — Odimo Incorporated and subsidiaries (the “Company”) is an online retailer of brand name watches, luxury goods, high quality diamonds and fine jewelry. The Company was incorporated in January 1998 and is based in Sunrise, Florida. The Company currently operates three web sites, www.diamond.com, www.ashford.com, and www.worldofwatches.com.

Operating Losses and Liquidity — The Company has had significant losses since inception and has not generated positive net cash flows from operations. The Company believes that its current cash and cash equivalents, availability from its new bank credit facility entered into in July 2004 (see Note 15), and the expected growth in cash from future operations will be sufficient to fund its operations and anticipated capital expenditures for at least the next twelve months. However, if future net sales do not increase or if the usage of cash is greater than expected, the Company’s liquidity could be strained, and management may have to seek additional funds through equity or debt financing. There can be no assurance that the borrowing availability under the new secured credit facility will be sufficient to meet the Company’s working capital needs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements reflect the financial position and results of operations of Odimo Incorporated and its wholly-owned subsidiaries on a consolidated basis.

Unaudited Interim Results — The accompanying consolidated balance sheet as of June 30, 2004, the consolidated statements of operations and cash flows for the six months ended June 30, 2003 and 2004, and the consolidated statement of changes in stockholders’ equity for the six months ended June 30, 2004, are unaudited. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2003 and 2004 are also unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the consolidated annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the six months ended June 30, 2003 and 2004. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any future year.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the reserve for sales returns, the carrying value of inventories, goodwill and other long-lived assets, the deferred tax asset valuation reserve, and the estimated fair value of stock based compensation. Actual results could differ from those estimates.

Concentration of Risk — The Company maintains the majority of its cash and cash equivalents in accounts with one financial institution in the United States of America, in the form of demand deposits and money market accounts. Deposits in this bank may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

During the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, the Company purchased a significant portion of its diamonds from several affiliated diamond suppliers, none of which represented more than 10% of the Company’s total diamond purchases. In addition, the Company purchases watches, jewelry and luxury goods from unaffiliated vendors with whom the Company does not maintain a contractual relationship. During the years ended December 31, 2001,

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

2002 and 2003 and the six months ended June 30, 2003 and 2004, the Company did not purchase goods from any unaffiliated vendor that represented more than 10% of the Company’s total purchases from unaffiliated vendors.

Other Risks — The Company is subject to certain risks which include, but are not limited to: brand owners’ objections to the Company’s pricing on sales of merchandise purchased in the parallel markets, non-guaranteed supply of watches and luxury goods, susceptibility to general economic downturns, competition from traditional retailers, dependence on third-party carriers, dependence on the Internet and related security risks, and the uncertain ability to protect proprietary intellectual property.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash — Restricted cash consists of cash pledged as collateral to a credit card processing company.

Accounts Receivable — Accounts receivable are carried at amounts management deems collectible. Accordingly, an allowance is provided in the event an account is considered uncollectible. As of December 31, 2002 and 2003 and June 30, 2004, no such allowances have been provided as management believes all accounts receivable at such dates are fully collectible.

Inventories — Inventories, which consist of brand name watches, luxury goods, diamonds, and diamond-related and fine jewelry are stated at the lower of cost or market (using the first-in, first-out method). The Company does not maintain an allowance for obsolete inventory. The Company records a write-down, as needed, to adjust the carrying amount of the specific inventory item to lower of cost or market. During the year ended December 31, 2001, the Company recorded approximately $100,000 of inventory write-downs. No inventory write-downs were recorded during the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004. The Company also maintains consigned inventories, consisting primarily of diamonds and watches of approximately $4.5 million, $5.9 million and $1.6 million (unaudited) as of December 31, 2002 and 2003 and June 30, 2004, respectively, which are displayed on the Company’s websites. The consigned diamonds (through March 2004) were under certain exclusive supply agreements with related parties (see Note 13). The cost of these consigned inventories and the related contingent obligation are not included in the Company’s consolidated balance sheets. At the time consigned inventories are sold and the sale is recorded, the Company also records the cost of the merchandise purchased in accounts payable and in cost of sales.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized by the straight-line method over the remaining term of the applicable lease or their useful lives, whichever is shorter. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the consolidated statement of operations.

Software and Website Development Costs — The Company capitalizes internally developed software and website development costs in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use. The ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to estimated economic life and changes in software and hardware technologies.

Long-Lived Assets — Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

may not be recoverable. Recoverability of assets is initially estimated by comparison of the carrying amount of the asset to the net future undiscounted cash flows expected to be generated by the asset. To the extent future undiscounted cash flows are less than the carrying amount, an impairment loss would be recognized.

Goodwill — Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of a business acquired in 2000 and accounted for under the purchase method.

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). With the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair-value based test. The Company completed its annual assessment as of December 31, 2003 and determined that there was no impairment of goodwill.

Pro forma net loss for the year ended December 31, 2001, adjusted to eliminate the historical amortization of goodwill, is as follows (in thousands):

2001

Reported net loss attributable to common stockholders	$(20,110)
Add back: goodwill amortization	1,781

Pro forma net loss attributable to common stockholders	$(18,329)

Net loss per share:
Basic and diluted — as reported	$(1.29)

Basic and diluted — pro forma	$(1.17)

Intangible Assets — Intangible assets are recorded at amortized cost and consist primarily of marketing-related intangible assets (trademarks, tradenames and Internet domain names). Intangible assets are amortized on a straight-line basis over their estimated useful life which range from 4 to 5 years.

Warranty Costs — The Company records an accrual for costs that it estimates will be needed to cover future product warranty obligations for watches sold. This estimate is based upon the Company’s historical experience as well as current sales levels.

Fair Value of Financial Instruments — The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying fair values due to their short-term nature. The fair value of the stockholder notes approximate fair value primarily because the notes bear interest at rates comparable to the market rates for debt instruments with similar maturities and terms as of December 31, 2002 and 2003 and June 30, 2004.

Revenue Recognition — Net sales consist of revenue from the sale of the Company’s products and upgrades to the Company’s standard free shipping, net of estimated returns and promotional discounts. The Company recognizes revenues when all of the following have occurred: persuasive evidence of an agreement with the customer exists; products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable; and collectibility of the selling price is reasonably assured. The Company has evaluated Emerging Issues Task Force Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and has determined it does not function as an agent or broker for its suppliers; therefore, the Company has recorded the gross amount of product sales and related costs instead of a net amount earned.

The Company requires payment at the point of sale. Any amounts received prior to delivery of goods to customers are recorded as deferred revenue. As of December 31, 2002 and 2003 and June 30, 2004, the

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Company had deferred revenue of approximately $201,000, $466,000 and $171,000 (unaudited), respectively, and is included in accrued liabilities in the accompanying consolidated balance sheets. The Company offers a return policy of generally 15 to 30 days and provides a reserve for sales returns during the period in which the sales are made. At December 31, 2002 and 2003 and June 30, 2004, the reserve for sales returns was approximately $175,000, $355,000 and $70,000 (unaudited), respectively, and was recorded as an accrued liability in the accompanying consolidated balance sheets. Net sales and cost of sales reported in the consolidated statement of operations are reduced to reflect estimated returns.

Cost of Sales — Cost of sales includes the cost of products sold to customers, including inbound shipping costs and assembly costs. Cost of sales also includes amortization of the inventory-related intangible asset (see Note 6). For the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, the Company recorded amortization of approximately $533,000, $162,000, $61,000, $12,000 (unaudited) and $15,000 (unaudited), respectively, related to the inventory-related intangible asset, which is included in cost of sales in the accompanying consolidated statements of operations.

Fulfillment Expenses — Fulfillment expenses include outbound freight paid by the Company (approximately $0.7 million, $1.0 million, $1.4 million, $0.3 million (unaudited) and $0.4 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, respectively), commissions paid to sales associates, credit card processing fees and packaging and other shipping supplies. Commissions are paid based on a percentage of the price of goods sold and are expensed when the goods are sold.

Marketing Expenses — Marketing expenses consist primarily of online advertising costs, affiliate program fees and commissions, public relations costs and other marketing expenses. Advertising costs are expensed as incurred. Costs of advertising associated with print and other media are expensed when such services are used. Costs associated with web portal advertising contracts are amortized over the period such advertising is expected to be used. Advertising expense was approximately $2.5 million, $1.6 million, $2.1 million, $0.9 million (unaudited) and $1.8 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, respectively.

General and Administrative Expenses — General and administrative expenses include payroll and related employee benefits (excluding employee stock-based compensation), costs to maintain the Company’s websites, professional fees, insurance, rent, travel and other general corporate expenses.

Stock-based Compensation — The Company accounts for stock-based compensation paid to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB Opinion 25”), Accounting for Stock Issued to Employees and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 (“FIN 44”). Compensation for stock options granted to employees (including members of its board of directors), if any, is measured as the excess of the market price of the Company’s stock at the date of grant over the amount the employee must pay to purchase the stock. Any compensation expense related to such grants are deferred and amortized to expense over the vesting period of the related options.

Compensation expense related to options granted to non-employees is calculated using the fair-value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123 established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to account for stock options granted to employees, as prescribed by APB Opinion 25, and has adopted the disclosure-only requirements of SFAS No. 123.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant, the Company’s pro forma net loss attributable to common stockholders and net loss per share would have been as shown below (in thousands, except per share data):

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Net loss attributable to common stockholders, as reported	$(20,110)	$(10,236)	$(11,662)	$(5,449)	$(20,523)
Add: Stock-based compensation expense, as reported	41	39	2	1	4,689
Deduct: Stock-based employee compensation expense determined under fair-value-based method	(458)	(406)	(76)	(41)	(5,606)

Pro forma net loss	$(20,527)	$(10,063)	$(11,736)	$(5,489)	$(21,440)

Net loss per share:
Basic and diluted — as reported	$(1.29)	$(0.65)	$(0.74)	$(0.35)	$(1.31)

Basic and diluted — pro forma	$(1.31)	$(0.68)	$(0.75)	$(0.35)	$(1.36)

The fair value of each option grant under the Company’s stock incentive plan is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of stock options granted during each of the years ended December 31, 2001, 2002 and 2003 and during the six months ended June 30, 2004 was $0.83, $0.06, $0.11 and $0.21 (unaudited), respectively. The following weighted average assumptions were used for grants for each of the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004, respectively:

				Six Months
				Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2004

				(unaudited)
Dividend yields	0%	0%	0%	0%
Volatility	70%	70%	70%	70%
Risk-free interest rate	4.58%	3.03%	2.87%	2.79%
Expected life (years)	5	5	5	5

Income Taxes — The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and with respect to the benefit from utilizing tax loss carryforwards. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is prohibited or uncertain.

Loss Per Share — Basic loss per share is computed based on the average number of common shares outstanding and diluted earnings per share is computed based on the average number of common and potential common shares outstanding under the treasury stock method. The calculation of diluted loss per

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

share was the same as the basic loss per share for each period presented since the inclusion of potential common stock in the computation would be antidilutive.

All of the Company’s outstanding convertible preferred stock, preferred stock warrants and stock options during the respective periods have been excluded from the calculations because the effect on net loss per share would have been antidilutive.

For the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, dividends to preferred stockholders includes approximately $4.0 million, $4.0 million, $4.5 million, $2.2 million (unaudited) and $2.6 million (unaudited) of cumulative dividends on the Company’s convertible preferred stock (see Note 11). For the six months ended June 30, 2004 dividends to preferred stockholders also includes approximately $9.6 million (unaudited) related to the issuance of Series C convertible preferred stock to existing stockholders (see Notes 8 and 13). This amount represents the excess of the estimated fair value of the Series C preferred stock over the consideration received by the Company.

Segments — The Company has one operating segment, online retail of brand name watches, other luxury goods, diamonds, and fine jewelry. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented and the Company does not have any long-lived assets located in foreign countries.

New Accounting Pronouncements — In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (“FIN 45”). FIN 45 clarifies the requirements of Statement of Financial Accounting Standards No. 5, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 clarifies that a guarantor is required to recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which addresses consolidation of variable interest entities by business enterprises that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the enterprise will hold a significant variable interest, or have significant involvement. FIN 46 is effective as of the first interim period beginning after June 15, 2003. However, an October 2003 FASB Staff Position deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 and non-registered investment companies. The Company has no interests in variable interest entities and the adoption of FIN 46 did not have an impact on the results of operations or the financial position of the Company.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial statements.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

3. ASSET PURCHASE

In December 2002, the Company executed an asset purchase agreement (the “Agreement”) with Ashford.com Inc. (“Ashford”), a wholly-owned subsidiary of GSI Commerce, Inc. (“GSI”), setting forth the terms and conditions of the asset purchase. Pursuant to the Agreement, the Company purchased the www.ashford.com domain name and related trademarks and tradenames, incomplete individual customer information (e.g., e-mail addresses with no physical address, e-mail addresses with no additional corresponding customer information, names and addresses with no e-mail address, etc.) for customers who had placed orders through the www.ashford.com website during the nine months that GSI operated it (which did not include any customers prior to GSI’s acquisition of Ashford) (the “Purchased Assets”), and limited items of pre-selected remaining inventory (the “Pre-Selected Inventory”).

In consideration for the Purchased Assets, the Company issued GSI a $4.5 million secured subordinated note payable over five years and approximately 15,596,000 shares (and warrants to purchase approximately 2,676,000 shares) of the Company’s Series D Convertible Preferred Stock (the “Series D”) with an estimated fair value of approximately $2.7 million, for a total consideration of approximately $7.2 million. The Company has assigned the value of the total consideration given to a marketing related intangible asset with an estimated useful life of four years (see Note 6). None of the consideration given was assigned to a customer related intangible asset as the Company was able to subsequently determine that net sales to customers included as part of the incomplete individual customer information obtained was not significant compared to the Company’s total 2003 net sales.

To accommodate the purchase, the Company also purchased the Pre-Selected Inventory for approximately $1.1 million in cash.

In addition, per the Agreement, GSI has a right to receive 10% of the Company’s annual consolidated EBITDA, if positive, as defined in the Agreement (the “EBITDA Payment”), from 2003 through 2007 up to a maximum aggregate amount of $2.0 million. As of December 31, 2002, the Company could not determine if the conditions requiring the EBITDA Payment would be met and therefore did not record a liability as of December 31, 2002. The Company will record the EBITDA Payment when the conditions are met and the EBITDA Payment becomes due. During 2003, the conditions requiring payment have not been met and therefore no amounts were recorded as of December 31, 2003.

4. INVENTORIES

Inventories consist of the following (in thousands) as of:

	December 31,
			June 30,
	2002	2003	2004

			(unaudited)
Diamonds	$915	$621	$5,598
Fine jewelry	1,380	1,465	1,478
Watches	2,059	2,759	2,109
Luxury goods	104	1,161	1,715

Total inventories	$4,458	$6,006	$10,900

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands) as of:

	Estimated	December 31,
	Useful Lives			June 30,
	(in Years)	2002	2003	2004

				(unaudited)
Computers, software and equipment	3	$5,325	$6,671	$7,105
Leasehold improvements	4	798	813	825
Furniture and fixtures	5	505	497	594
Automobiles	4	50	50	—

		6,678	8,031	8,524
Less: accumulated depreciation		(4,596)	(5,824)	(6,385)

		2,082	2,207	2,139
Software development in process			330	720

Property and equipment — net		$2,082	$2,537	$2,859

Depreciation expense amounted to approximately $1.7 million, $2.0 million, $1.2 million, $0.5 million (unaudited) and $0.6 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively.

Capitalized software costs include external direct costs and internal direct labor and related employee benefits costs. Amortization begins in the period in which the software is ready for its intended use. The Company had no unamortized internally developed computer software (other than the software development in process reflected above) and website development costs at December 31, 2003.

6. INTANGIBLE AND OTHER ASSETS

Intangible and other assets consist of the following (in thousands) as of:

	December 31,
			June 30,
	2002	2003	2004

			(unaudited)
Marketing-related:
www.diamond.com domain name	$2,137	$2,137	$2,137
www.ashford.com domain name	7,186	7,186	7,186
Affinity phone number	288	288	288
Inventory-related:
2000 Supply Agreement	1,616	1,616	—
2004 Supply Agreement	—	—	433

	11,227	11,227	10,044
Less: accumulated amortization	(4,126)	(5,983)	(5,281)

Intangibles—net	7,101	5,244	4,763
Other assets	81	81	81

Total	$7,182	$5,325	$4,844

Other assets consist primarily of deposits. Amortization expense for marketing-related intangible assets amounted to approximately $1.3 million, $0.5 million, $1.8 million, $0.9 million (unaudited) and $0.9 million (unaudited) for each of the years ended December 31, 2001, 2002 and 2003 and for the six

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

months ended June 30, 2003 and 2004, respectively. Amortization expense for inventory-related intangible assets is included in cost of sales (see Note 2).

As of December 31, 2003, the www.diamond.com domain name and the affinity phone number assets were fully amortized. As of June 30, 2004, the 2000 Supply Agreement was fully amortized and was written-off due to the related agreements being terminated (see Note 13).

During June 2004 the Company entered into an amended supply agreement with SDG Marketing, Inc. (“SDG”), which is affiliated with a stockholder, to supply diamond inventory, see Note 13. In connection with this transaction, the Company recorded an inventory-related intangible asset of approximately $0.4 million in June 2004, based on the estimated fair value of the supply agreement.

The future amortization expense of the intangible assets as of December 31, 2003 is as follows (in thousands):

	Marketing	Inventory
Year	Related	Related	Total

2004	$1,796	$4	$1,800
2005	1,796	—	$1,796
2006	1,648	—	$1,648

	$5,240	$4	$5,244

7. BANK CREDIT FACILITY

In March 2004, the Company obtained a bank credit facility with a local financial institution that allows the Company to borrow up to $3.0 million. The bank credit facility matures in March 2005. The outstanding advances ($1.6 million (unaudited) as of June 30, 2004) are charged interest at the bank’s floating base rate (4% per annum at June 30, 2004). The bank credit facility is guaranteed by certain stockholders, including the Company’s chief executive officer and president. The guarantor stockholders have agreed to indemnify each other against losses resulting from their guaranties for amounts in excess of a certain amount calculated based on their pro rata ownership of the Company (see Note 15 for description of new secured credit facility).

8. STOCKHOLDER NOTES

As discussed in Note 3, during December 2002, the Company issued a five year $4.5 million secured subordinated note as part of the purchase price of the Purchased Assets. The secured subordinated note bears interest at 7% per annum, and requires quarterly principal payments of $225,000 which commenced in March 2003 and conclude in December 2007. Interest is payable quarterly in arrears at the same time the quarterly principal payments are required. The secured subordinated note is collateralized by a lien on substantially all of the Company’s assets and is subordinate to any indebtedness to fund the Company’s working capital requirements.

During October 2002, the Company issued to existing stockholders $2.0 million of secured subordinated notes with warrants to purchase approximately 1,080,000 shares of Series C convertible preferred stock. The secured subordinated notes bear interest at 8% per annum, and were scheduled to mature on December 31, 2002. In December 2002, the notes were subsequently amended and restated whereby the maturity date was extended to December 31, 2004. No other terms of the notes were amended or restated. The notes are secured by a first priority security interest in all of the Company’s right, title and interest in and to all of the assets of the Company. The warrants were valued at approximately $375,000 (see Note 11) and were recorded as a discount on the notes. The Company recognized interest expense related to the amortization of the discount on the notes of approximately $29,000, $172,000, $87,000 (unaudited)

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

and $174,000 (unaudited), during each of the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively.

The outstanding balance of the notes is approximately (in thousands) as of:

	December 31,
			June 30,
	2002	2003	2004

			(unaudited)
Stockholder notes	$6,500	$5,600	$2,420
Less: Unamortized discount	(346)	(174)	—

	6,154	5,426	2,420
Less: Current portion	(1,900)	(2,726)	(900)

Total	$4,254	$2,700	$1,520

The stockholder notes mature as follows as of December 31, 2003 (in thousands):

Year	Amount

2004	$2,900
2005	900
2006	900
2007	900

Total	$5,600

In March 2004, $2.0 million of stockholder notes and accrued interest of approximately $266,000 were exchanged for approximately 5,580,000 shares of Series C, with warrants to purchase approximately 837,000 shares of Series C at approximately $0.36 per share. The Series C and warrants were valued at approximately $6.4 million based on the estimated fair value of the Company’s Series C with consideration given to the anticipated initial public offering. The warrants are exercisable effective March 20, 2004 and expire March 20, 2014. The difference of approximately $4.1 million between the estimated fair value of the Series C and warrants and the approximately $2.3 million carrying value (including approximately $266,000 of accrued interest) of the stockholder notes was recorded as a preferred dividend to the Series C stockholders.

In April 2004, $730,000 of stockholder notes were exchanged for approximately 2,037,000 shares of Series C, with warrants to purchase approximately 306,000 shares of Series C at approximately $0.36 per share. The Series C and warrants were valued at approximately $2.4 million based on the estimated fair value of the Company’s Series C with consideration given to the anticipated initial public offering. The warrants are exercisable effective April 28, 2004 and expire April 28, 2014. The difference of approximately $1.6 million between the estimated fair value of the Series C and warrants and the $730,000 carrying value of the stockholder notes was recorded as a preferred dividend to the Series C stockholder.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

9. INCOME TAXES

A reconciliation of the statutory Federal income tax rate to the effective income tax rate for the year ended December 31 is as follows (in thousands, except tax rates):

	2001		2002		2003

	Amount	Rate	Amount	Rate	Amount	Rate

Income taxes at statutory rate	$(5,469)	(34.0)%	$(2,104)	(34.0)%	$(2,429)	(34.0)%
Increase in taxes:
Penalties and fines	2	0.0	118	1.9	1	0.0
Meals and entertainment	14	0.1	11	0.2	9	0.1
Other			1	0.0	2	0.0
Valuation allowance	5,453	33.9	1,974	31.9	2,417	33.9
State income taxes, net of federal income tax benefit	—	—	—	—	—	—

	$—	—%	$—	—%	$—	—%

Deferred income taxes reflect the net of tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets are as follows (in thousands) as of:

	December 31,

	2002	2003

Deferred tax assets:
Noncurrent:
Net operating loss carryforwards	$13,886	$16,293
Property and equipment	227	231
Intangible assets	1,765	1,771

Gross deferred tax assets	15,878	18,295
Valuation allowance	(15,878)	(18,295)

Net deferred tax assets	$—	$—

The Company has net operating loss carryforwards of approximately $45.0 million as of December 31, 2003. The Company’s net operating loss carryforwards will expire beginning in 2019 through 2023. Because it is not more likely than not that sufficient tax earnings will be generated to utilize the net operating loss carryforwards and other deferred tax assets, a corresponding valuation allowance of approximately $15.9 and $18.3 million was established as of December 31, 2002 and 2003, respectively. Additionally, under the Tax Reform Act of 1986, the amounts of, and benefits from, net operating losses may be limited in certain circumstances, including a change in control.

10. COMMITMENTS AND CONTINGENCIES

Leases — The Company is obligated under non-cancelable operating lease agreements relating to the Company’s warehouse facilities and offices, which expire in September 2004 and December 2005, respectively. The following is a schedule of the approximate future minimum rental payments under noncancelable operating leases as of December 31, 2003 (in thousands):

Year	Amount

2004	$300
2005	266

Total minimum payments	$566

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Rent expense under these operating leases totaled approximately $529,000, $439,000, $455,000, $223,000 (unaudited) and $231,000 (unaudited) for the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 and 2004, respectively, and include payments for operating expenses, such as sales and property taxes and insurance.

Litigation — From time to time, the Company is subject to legal proceedings and claims, including complaints from trademark owners objecting to the Company’s sales of their products below manufacturer’s retail pricing, and/or threatening litigation, in the ordinary course of business. Management currently believes, after considering a number of factors and the nature of the contingencies to which the Company is subject, that the ultimate disposition of these contingencies either cannot be determined at the present time or will not have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

The Company acquires most of the brand name watches and luxury goods products it sells through the parallel market (products are not obtained directly from the brand owners or their authorized distributors). The Company has received in the past, and anticipates that it will receive in the future, communications from brand owners alleging that certain items sold through the Company’s websites infringe on such brand owners’ trademarks, patents, copyrights and other intellectual property rights. The Company is also subject to lawsuits by brand owners and their authorized distributors based on infringement claims.

In March 2004, the Company was sued by Prada S.A. in the U.S. District Court for Massachusetts. Prada alleged in their complaint that the Company violated federal trademark law and Massachusetts state law on unfair and deceptive business practices through the offer and sale of counterfeit Prada branded products. Prada was seeking a permanent injunction prohibiting, among other things, the Company’s sale of all Prada-branded products, as well as money damages (including treble damages for willful infringement).

In response to the Prada lawsuit, the Company sued Prada S.A. and Prada USA Corp. in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida for defamation and tortious interference with prospective business relations. The Company was seeking to enjoin Prada S.A. and Prada USA Corp. from accusing the Company of dealing in counterfeit Prada merchandise or infringing Prada’s intellectual property rights, as well as money damages (see Note 15 for Prada settlement).

Employment Agreements — In July 2004 (and as amended in August 2004), the Company entered into employment agreements with four of its executives which provide for an initial term of three years with successive one year extensions unless the Company or the employee provides notice of the intent not to renew the agreement. Under such agreements, the base salaries of these executives collectively amount to $910,000 per year, plus discretionary annual cash bonuses determined by the Company’s board of directors. The agreements also contain certain “non-compete” and “change of control” provisions.

11. CONVERTIBLE PREFERRED STOCK

The Company has authorized and outstanding approximately 43,510,000, 44,905,000, and 59,250,000 (unaudited) shares of convertible preferred stock as of December 31, 2002 and 2003 and June 30, 2004, respectively. Shares of convertible preferred stock may be issued from time to time in one or more series, with designations, preferences, and limitations established by the Company’s board of directors. The Company has designated four series of convertible preferred stock: Series A, B, C and D. All series of convertible preferred stock are at $0.001 par value.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Amounts of convertible preferred stock at December 31, 2002 and 2003 and June 30, 2004 (unaudited) are as follows (in thousands):

	December 31, 2002

					Common
					Shares
				Additional	Issuable
	Authorized	Shares	Par	Paid-In	Upon	Liquidation
	Shares	Outstanding	Value	Capital	Conversion	Value

Series A	4,667	4,667	$5	$6,673	23,334	$6,700
Series B	12,846	12,846	13	36,238	13,769	44,641
Series C	10,401	10,401	10	14,255	10,401	31,045
Series D	15,596	15,596	16	1,741	15,596	1,370

	43,510	43,510	$44	$58,907	63,100	$83,756

	December 31, 2003

					Common
					Shares
				Additional	Issuable
	Authorized	Shares	Par	Paid-In	Upon	Liquidation
	Shares	Outstanding	Value	Capital	Conversion	Value

Series A	4,667	4,667	$5	$6,673	23,334	$6,700
Series B	12,846	12,846	13	36,238	13,769	47,541
Series C	11,796	11,796	11	14,681	11,796	36,065
Series D	15,596	15,596	16	1,741	15,596	3,254

	44,905	44,905	$45	$59,333	64,495	$93,560

	June 30, 2004 (unaudited)

					Common
					Shares
				Additional	Issuable
	Authorized	Shares	Par	Paid-In	Upon	Liquidation
	Shares	Outstanding	Value	Capital	Conversion	Preference

Series A	4,667	4,667	$5	$6,673	23,334	$6,700
Series B	12,846	12,846	13	36,238	13,769	48,987
Series C	26,141	26,141	25	29,694	26,141	76,455
Series D	15,596	15,596	16	1,741	15,596	3,833

	59,250	59,250	59	74,346	78,840	$135,975

The liquidation preference at December 31, 2002 and 2003 and June 30, 2004 (unaudited) is as follows (in thousands):

	December 31, 2002

	Liquidation	Cumulative	Liquidation
	Preference	Dividends	Value

Series A	$6,700	$—	$6,700

Series B	36,251	8,390	44,641

Series C	28,584	2,461	31,045

Series D	1,364	6	1,370

	$72,899	$10,857	$83,756

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2003

	Liquidation	Cumulative	Liquidation
	Preference	Dividends	Value

Series A	$6,700	$—	$6,700

Series B	36,251	11,290	47,541

Series C	32,418	3,647	36,065

Series D	2,815	439	3,254

	$78,184	$15,376	$93,560

	June 30, 2004 (unaudited)

	Liquidation	Cumulative	Liquidation
	Preference	Dividends	Value

Series A	$6,700	$—	$6,700

Series B	36,251	12,736	48,987

Series C	71,842	4,613	76,455

Series D	3,178	655	3,833

	$117,971	$18,004	$135,975

The following table summarizes information about convertible preferred stock for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2004 (unaudited) (in thousands):

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 2000	4,667	$6,678	12,846	$36,251	8,750	$12,000	—	$—
Issuance of Series C					1,651	2,264

Balance, December 31, 2001	4,667	6,678	12,846	36,251	10,401	14,264
Issuance of Series D (see Note 3)							15,596	1,757

Balance, December 31, 2002	4,667	6,678	12,846	36,251	10,401	14,264	15,596	1,757
Issuance of Series C					1,395	427

Balance, December 31, 2003	4,667	6,678	12,846	36,251	11,796	14,691	15,596	1,757
Issuance of Series C (see Notes 8 and 13)					14,345	15,028

Balance, June 30, 2004 (unaudited)	4,667	$6,678	12,846	$36,251	26,141	$29,719	15,596	$1,757

Issuances — During 2001, the Company entered into a termination agreement related to its interest in a proposed joint venture in Europe. In exchange for the execution of the termination agreement, the Company issued approximately 1,651,000 shares of Series C convertible preferred stock to the other joint venture partner. As a result of this agreement, the Company recorded a termination expense approximately $2.3 million, which represented the estimated fair value of the convertible preferred stock at the date of issuance.

During September 2003, the Company sold 1,395,000 shares of Series C and warrants to purchase approximately 209,000 shares of Series C to an existing stockholder for $500,000 in cash.

Conversion and Dividend Features — Each share of Series A, B, C and D is convertible, at the option of the holder, into shares of the Company’s common stock at any time. Additionally, the shares are mandatorily convertible into common stock upon the Company completing an IPO which results in net proceeds to the Company of at least $30 million and the value of the Company immediately prior to such IPO is at least $150 million. In June 2004, the Company entered into a warrant exercise and preferred stock conversion agreement which amended the mandatory conversion feature of the Preferred Stock to provide that the Preferred Shares are mandatorily convertible into common stock upon the Company completing an IPO resulting in gross proceeds to the Company of at least $20 million and the value of the

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Company’s outstanding equity immediately prior to the IPO being at least $100 million (the “Conversion Agreement”), see Note 14.

The holders of Series D convertible preferred stock are entitled to receive dividends at a rate of 8% per annum of the original Series D issue price prior to any dividend distributions being made by the Company to any of its other stockholders. Subject to the prior rights of Series D, the holders of Series C, and subject to the prior rights of Series D and C, the holders of Series B, and subject to the prior rights of Series D, C and B, the holders of Series A are also entitled to receive dividends at a rate of 8% per annum. Dividends will be payable when and if declared by the board of directors and shall be cumulative, except for Series A. To date, the board of directors has not declared any such dividends.

Common shares issuable upon conversion for Series B in the tables above, include approximately 923,000 shares issuable to Series B holders as a result of anti-dilution adjustment provisions of the Series B.

Liquidation Preferences — In the event of any liquidation, dissolution or winding up of the Company or upon any event which constitutes a deemed liquidation event, either voluntary or involuntary, any payments or distributions to be received by the stockholders of the Company shall be made in the order of priority as follows:

•	Holders of Series D preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the other stockholders including holders of any other series of convertible preferred stock, by reason of their ownership thereof, in cash, an amount per share equal to (a) if the valuation of the Company in connection with a liquidation event is $70 million or less, then 10% of such valuation amount, plus any accrued but unpaid dividends, or (b) if the valuation amount is more than $70 million, then $7 million plus 20% of the valuation amount in excess of $70 million, plus any accrued but unpaid dividends. If the assets are insufficient to permit payment of the Series D liquidation amount in full to all holders of Series D, the assets will be distributed ratably to the holders of Series D in proportion to the amount each such holder would otherwise be entitled to receive.

•	After payment of the Series D liquidation amount to the holders of Series D to the extent there are additional assets available for distribution to stockholders, the holders of Series C are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A, Series B and common stockholders, by reason of their ownership thereof, in cash, an amount per share equal to two times the original Series C issue price, plus any accrued but unpaid dividends. If the assets are insufficient to permit payment of the Series C liquidation amount in full to all holders of Series C, the assets will be distributed ratably to the holders of Series C in proportion to the amount each such holder would otherwise be entitled to receive.

•	After payment of the Series C liquidation amount to the holders of Series C to the extent there are additional assets available for distribution to stockholders, the holders of Series B are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A and common stockholders, by reason of their ownership thereof, in cash, an amount per share equal to the original Series B issue price, plus any accrued but unpaid dividends. If the assets are insufficient to permit payment of the Series B liquidation amount in full to all holders of Series B, the assets will be distributed ratably to the holders of Series B in proportion to the amount each such holder would otherwise be entitled to receive.

•	After payment of the Series B liquidation amount to the holders of Series B to the extent there are additional assets available for distribution to stockholders, the holders of Series A are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

common stockholders, by reason of their ownership thereof, in cash, an amount per share equal to the original Series A issue price, plus any accrued but unpaid dividends.

Preferred Stock Warrants — In 2002, in connection with the issuance of $2.0 million in stockholder notes (see Note 8), the Company issued warrants to purchase approximately 1,080,000 shares of Series C at $0.36 per share. The warrants were valued at approximately $375,000 as determined using the Black-Scholes option-pricing model and were recorded as a discount on the notes. The warrants are exercisable effective December 31, 2002 and expire December 31, 2012.

Additionally, in 2002, in connection with the issuance of Series D (see Note 3), the Company issued warrants to purchase 2,676,000 shares of Series D at $0.01 per share. The warrants were valued at approximately $384,000, as determined using the Black-Scholes option-pricing model and taking into effect the liquidation preferences. The warrants are exercisable effective December 6, 2002 and expire December 6, 2012.

In connection with the September 2003 issuance of Series C discussed above, the Company issued warrants to purchase approximately 209,000 shares of Series C at approximately $0.36 per share. The warrants were valued at approximately $73,000 as determined using the Black-Scholes option-pricing model. The warrants are exercisable effective September 15, 2003 and expire September 14, 2013.

Additionally, in 2003, in connection with the issuance of $3.0 million of stockholder notes, the Company issued warrants to purchase approximately 1,256,000 shares of Series C at approximately $0.36 per share. The warrants were valued at approximately $436,000 as determined using the Black-Scholes option-pricing model and were recorded as a discount on the notes and amortized to interest expense. In December 2003, the $3.0 million of stockholder notes were repaid by the Company. The warrants are exercisable effective September 15, 2003 and expire September 14, 2013.

During March 2004 and April 2004, the Company issued warrants to purchase approximately 837,000 shares and 306,000 shares, respectively, of Series C, see Note 8.

The following table summarizes information about warrants outstanding to acquire convertible preferred stock (amounts in thousands, except exercise price) as of:

	Series C		Series D

	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding – December 31, 2003	2,545	$0.36	2,676	$0.01
Warrants outstanding – June 30, 2004 (unaudited)	3,688	$0.36	2,676	$0.01

The fair value of the warrants issued during 2002 and 2003 were estimated using the following assumptions:

Dividend rate	8.00%
Expected volatility	70.00%
Risk-free interest rate	3.93%
Contract lives (in years)	10

As of December 31, 2003, the Company has approximately 81,710,000 shares of common stock reserved for future conversions of convertible preferred stock and warrants.

12. STOCK OPTION PLAN

The Company adopted its employee stock option plan in 1999. The Plan was amended in April 2004 and renamed the Odimo Incorporated Amended and Restated Stock Incentive Plan (the “Plan”) and reserved for issuance an aggregate of 13,984,771 shares under the Plan. The Plan is administered by the

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

compensation committee of the board of directors, which has discretion over who will receive awards, the type of the awards, the number of shares awarded, and the vesting terms of the awards.

Options granted under the Plan generally vest ratably over the vesting period, which is generally 3 years. Vested options expire 2 to 10 years after vesting. Once vested, the options become exercisable upon the occurrence of a “realization” event (i.e., an IPO, merger, etc.) as defined in the Plan. Upon either an involuntary or voluntary termination of employment, vested options are not forfeited, and must be exercised within three months after a “realization” event. Options granted under the Plan are generally granted at fair value on the date of the grant. The Company has historically determined the fair value of its shares through the consideration of previous sales of shares to third parties and independent appraisals.

As discussed in Note 2, the Company accounts for stock-based employee compensation arrangements in accordance with APB Opinion 25 and FIN 44. Under APB Opinion 25, compensation expense is recognized as the difference between the fair value of the Company’s stock on the date of grant and the exercise price. During the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003, the Company issued options to certain employees under the Plan with exercise prices at or above the estimated fair market value of the Company’s common stock at the date of the grant; therefore no deferred stock-based compensation was recorded during the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003. Deferred stock-based compensation is amortized over the vesting period of the awards, generally three years. During the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003, the Company recorded compensation expense of approximately $41,000, $39,000, $2,000 and $1,000 (unaudited), respectively, related to the amortization of deferred stock-based compensation. During the six months ended June 30, 2004 the Company granted employees options to purchase approximately 7,204,000 shares of common stock at an exercise price of $0.35 per share, which vested immediately. Two-thirds of the shares issuable under these options are subject to contractual restrictions on transfer: one-third of the shares issuable upon exercise of the options may only be transferred after the first anniversary of the grant date, and one-third may only be transferred after the second anniversary grant date. The Company recorded approximately $4.7 million of stock-based compensation expense, based on the estimated fair value of the Company’s common stock, with consideration given to the anticipated initial public offering.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). EITF 96-18 requires such equity instruments be recorded at estimated fair value on the measurement date. During the years ended December 31, 2001 and 2003, the Company recorded expenses of $28,000 and $26,000 related to the issuance of stock options to non-employees which is included in general and administrative expenses in the accompanying consolidated statements of operations. No stock options were issued to non-employees during the years ended December 31, 2002.

The stock option transactions related to the Plan are summarized as follows (in thousands, except weighted average exercise price) for the years ended December 31:

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	5,398	$0.70	5,295	$0.68	5,220	$0.68
Granted	170	1.44	70	1.37	285	1.51
Exercised	—	—	—	—	—	—
Canceled	(273)	1.43	(145)	1.12	(910)	1.08

Outstanding at end of year	5,295	$0.68	5,220	$0.68	4,595	$0.65

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information regarding outstanding stock options at December 31, 2003:

		Weighted
		Average

Exercise		Contractual	Exercise	Options	Exercise
Prices	Options	Life	Price	Exercisable	Price

	(in thousands)
$0.29 – $0.50	3,614	8	$0.29	3,591	$0.29
$1.37	346	5	1.37	82	1.37
$1.51 – $1.52	256	5	1.51	256	1.51
$2.82	379	7	2.82	343	2.82

	4,595	8	$0.65	4,272	$0.59

13. RELATED PARTY TRANSACTIONS

Diamond Purchases — The Company purchases certain of its diamonds from SDG, and certain other entities (collectively, the “Suppliers”) affiliated with certain stockholders and directors of the Company. During each of the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, purchases from the Suppliers totaled approximately $1.7 million, $1.0 million, $2.9 million, $0.8 million (unaudited) and $6.5 million (unaudited), respectively. As of December 31, 2002 and 2003 and June 30, 2004 the total amount payable to the Suppliers was approximately $212,000, $993,000 and $6.2 million (unaudited), respectively, which amounts are included in accounts payable in the accompanying consolidated balance sheets. Certain of these purchases were made under exclusive supply agreements that were entered into with these entities in January 2000. Pursuant to the terms of these agreements, the Suppliers would supply the Company on consignment an inventory of diamonds to be held at the Company’s offices and a list of certain Suppliers’ inventory to be available for advertisement and display on the Company’s web site.

During 2000, in connection with the exclusive supply agreements, the Company issued approximately 1,233,000 shares of common stock at a price of $0.60 per share to the Suppliers or their affiliates. The Company received cash proceeds of approximately $740,000 from the sale of this common stock. Management estimated the fair value of the Company’s common stock at such date was $1.91 per share. As such, the Company recorded a deferred charge related to these issuances in the amount of approximately $1,616,000. This deferred charge, which is included in intangible assets as the “2000 Supply Agreement” (see Note 6), was being amortized to cost of sales (see Note 2) based on the total amount of estimated purchases under the terms of the agreement. In connection with the 2004 Supply Agreement entered into in March 2004 (as described below), which will decrease the Company’s emphasis on consigned inventory, the Company terminated the exclusive supply agreements that were entered into in January 2000.

Stock Purchase and Supply Agreement — In March 2004, the Company entered into an agreement with SDG, pursuant to which SDG may provide the Company with $4.0 million of independently certified diamonds through April 2007 at cash market prices with extended payment terms. The Company sold to SDG approximately 3,234,000 shares of Series C at $0.39 per share in March 2004 and extended a right to this affiliate to acquire an additional approximately 1,816,000 shares at $0.41 per share in the first quarter of 2005 and approximately 1,678,000 shares at $0.45 per share in the first quarter of 2006. In order to purchase the second installment of shares, SDG must maintain a $4.0 million supply of available inventory in 2004. In order to purchase the third installment of shares, SDG must maintain $5.0 million of available inventory in 2005. If SDG purchases the third installment, it must supply the Company with $6.0 million of diamond inventory shortly thereafter. In addition, the Company granted SDG the right of

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

first refusal to provide the Company diamonds and fine jewelry based on the Company’s projected purchase needs.

During June 2004, the Company amended the stock purchase agreement whereby SDG is no longer required to maintain the indicated level of inventory in order to obtain the right to purchase the remaining shares under the terms of the original agreement. Upon execution of the amended agreement, SDG exercised its right to purchase the remaining shares, for which the Company received $1.5 million during June 2004. In addition, during June 2004 the Company entered into a separate supply agreement which obligates SDG to supply inventory that includes similar terms related to the supply of available inventory through 2006 as described above. In connection with this transaction, the Company recorded preferred dividends of approximately $2.2 million (unaudited) and $1.7 million (unaudited) during March 2004 and June 2004, respectively, based on the excess of the estimated fair value of the Company’s Series C (with consideration given to the anticipated initial public offering) over the consideration received by the Company.

Other Inventory Purchases—The Company purchases watches from an entity controlled by a stockholder who formerly owned and controlled www.worldofwatches.com. During each of the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, the Company had purchases from the entity controlled by the stockholder of approximately $2.2 million, $2.0 million, $3.2 million, $1.2 million (unaudited) and $0.9 million (unaudited), respectively. As of December 31, 2002 and 2003 and June 30, 2004, the total amounts payable to the entity controlled by the stockholder was $390,000, $62,000 and $102,000 (unaudited), respectively, which are included in accounts payable in the accompanying consolidated balance sheets.

Use of Jet Aircraft—From time to time, the Company reimburses Mey-Al Corporation, an entity owned and controlled by the Company’s President and CEO, for the use of an aircraft by the executive officers of the Company for business-related purposes. For the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 and 2004, the Company paid Mey-Al Corporation an aggregate amount of approximately $76,000, $22,000, $57,000, $18,000 (unaudited) and $50,000 (unaudited), respectively, for the use of the aircraft.

14. INITIAL PUBLIC OFFERING

The Company’s board of directors has authorized the filing of a registration statement relating to an initial public offering (“IPO”). In connection with the IPO, the Company anticipates that a common stock reverse split will be effected upon the closing of the IPO.

In accordance with the Conversion Agreement entered into in June 2004 (see Note 11), holders of the Company’s Series A, B, C and D preferred stock and warrants have agreed, contemporaneously with the IPO, that each warrant shall be exercised to purchase shares of convertible preferred stock and all shares of Series A, B, C and D preferred stock shall be converted into shares of common stock at the same conversion ratio disclosed in Note 11.

The exercise of warrants and conversion of preferred stock in accordance with the Conversion Agreement, is contingent upon the IPO resulting in gross proceeds to the Company of at least $20 million and the value of the Company’s outstanding equity immediately prior to the IPO being at least $100 million. The Conversion Agreement terminates if such an IPO is not consummated by December 31, 2004 or if the proposed IPO is sooner terminated.

ODIMO INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

15. ADDITIONAL SUBSEQUENT EVENTS

New Secured Credit Facility — In July 2004, the Company entered into a new secured credit facility with a national financial institution. Under the new secured credit facility, the Company is able to borrow up to either $7.0 million or $12.0 million depending on the time of the year and subject to the Company’s inventory levels. Upon the Company completing the sale of its common stock in an IPO, the Company will be able to borrow up to either $5.0 million or $8.0 million depending on the time of year and subject to the Company’s inventory levels. One of the Company’s stockholders has guaranteed the Company’s repayment obligation under the new secured credit facility. Outstanding advances will be charged interest at the greater of the lender’s prime rate plus 0.5% or 4%. The secured credit facility matures in August 2006. The Company repaid and terminated the March 2004 bank credit facility with an advance under the new secured credit facility. In addition, the Company repaid the outstanding stockholder notes described in Note 8.

Prada Settlement — In August 2004, the Company settled the Prada lawsuit described in Note 10 for a nominal amount.

16. STATEMENT OF CASH FLOWS RESTATEMENT

Subsequent to the issuance of the Company’s 2003 consolidated financial statements, the Company’s management determined that it had not reflected the change in the Company’s restricted cash account as a cash flow from operating activities. Instead the Company had included restricted cash in cash and cash equivalents. As a result, the Company’s Statements of Cash Flows, for all periods presented, have been restated from the amounts previously reported to reflect the changes in restricted cash as cash flow from operating activities. In addition, the Company has segregated the restricted cash as a separate line in its consolidated balance sheets. This restatement had no impact on the Company’s consolidated statements of operations.

				Six Months Ended
	Year Ended December 31,			June 30,

Consolidated Statements of Cash Flows	2001	2002	2003	2003	2004

Increase in restricted cash:
As previously reported	$—	$—	$—	$—	$—
As restated	(94)	(42)	(235)	(97)	(96)
Net cash (used in) provided by operating activities:
As previously reported	(5,846)	(2,949)	963	(3,429)	(7,691)
As restated	(5,940)	(2,991)	728	(3,526)	(7,787)
Decrease in cash and cash equivalents:
As previously reported	(6,931)	(1,637)	(1,131)	(4,471)	(4,716)
As restated	(7,025)	(1,679)	(1,366)	(4,568)	(4,812)
Cash and cash equivalents, beginning of period:
As previously reported	15,479	8,548	6,911	6,911	5,780
As restated	15,205	8,180	6,501	6,501	5,135
Cash and cash equivalents, end of period:
As previously reported	8,548	6,911	5,780	2,440	1,064
As restated	8,180	6,501	5,135	1,933	323

********

ODIMO INCORPORATED AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Charged to
		Revenue,
	Beginning	Costs or		Balance
Description	of Period	Expenses	Deductions(1)	at End of

Reserve deducted from asset to which it applies:
Year Ended December 31, 2003
Reserve for deferred income tax assets	$15,878	$2,417	$—	$18,295
Year Ended December 31, 2002
Reserve for deferred income tax assets	$13,904	$1,974	$—	$15,878
Year Ended December 31, 2001
Reserve for deferred income tax assets	$8,451	$5,453	$—	$13,904

Reserves recorded as accrued liabilities:
Year Ended December 31, 2003
Reserve for sales returns	$175	$5,620	$5,440	$355
Reserve for warranty costs	$15	$—	$—	$15
Year Ended December 31, 2002
Reserve for sales returns	$70	$3,745	$3,640	$175
Reserve for warranty costs	$—	$15	$—	$15
Year Ended December 31, 2001
Reserve for sales returns	$50	$3,550	$3,530	$70
Reserve for warranty costs	$—	$—	$—	$—

(1)	Consists of actual sales returns in each period.

Creating long-term relationships

January	February	March
DIAMOND.COM		

April	May	June
	ashford.com	

July	August	September
		WorldofWatches.com

October	November	December

                                 Shares

Common Stock

PROSPECTUS

                    , 2004

CIBC World Markets	Friedman Billings Ramsey

Oppenheimer & Co. Inc.

You should rely on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus it not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until             , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.     Other Expenses of Issuance and Distribution

The following table sets forth various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market application fee.

Amount to
be Paid

SEC registration fee	$7,286
NASD filing fees	6,250
Nasdaq Stock Market listing application fee	100,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	450,000
Legal fees and expenses	600,000
Accounting fees and expenses	650,000
Transfer agent and registrar fees	1,000
Miscellaneous fees and expenses	50,000

Total	$1,874,536

The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.

Item 14.     Indemnification of Officers and Directors

Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

Our amended and restated certificate of incorporation and amended and restated bylaws, in each case, that will be adopted upon consummation of this offering, will include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We intend to enter into indemnification agreements with each of our directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation, assuming it is approved by our stockholders, and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving one of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The Underwriting Agreement provides for indemnification by the underwriters of our officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

The indemnification provisions in our certificate of incorporation and bylaws, assuming each are approved by our stockholders, and the indemnification agreements to be entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.     Recent Sales of Unregistered Securities

During the past three years, we have sold or issued securities without registration under the Securities Act. All share and per share amounts below have been adjusted to reflect the conversion or reclassification of our outstanding preferred stock into common stock at or before the closing of this offering and to reflect the 1 for                     reverse split of our common stock to be effected at or before the closing of this offering.

1.	In April 2002, in connection with a settlement agreement, and in consideration for the release of certain claims against us, we issued an aggregate of 100,000 shares of common stock to Neeraj Gupta (29,900), Sachin Gupta (30,000), Aamba Ma Family Trust (40,000), and Rosy Star, Inc. (100).

2.	On October 22, 2002, in connection with a note purchase agreement, we sold promissory notes in the aggregate principal amount of $2,000,000 and warrants to purchase 835,888 shares of Series C Convertible Preferred Stock for an aggregate sale price of $2,000,000 to Softbank Capital Partners LP, Softbank Capital LP, Softbank Capital Advisors Fund LP, Data Investment LLC, Alan Lipton and Tarpley Property Holdings, Inc.

3.	On December 31, 2002, in connection with a note exchange agreement, we sold promissory notes in the aggregate principal amount of $2,000,000 and warrants to purchase 1,080,147 shares of Series C Convertible Preferred Stock in exchange for the cancellation of the promissory notes and warrants described in paragraph (2) above, to Softbank Capital Partners LP, Softbank Capital LP, Softbank Capital Advisors Fund LP, Data Investment LLC, Alan Lipton and Tarpley Property Holdings, Inc.

4.	On December 6, 2002, in consideration for the purchase of assets of Ashford.com, Inc. from GSI Commerce Solutions, Inc. (“GSI”), we paid $5,000,000 in cash and notes and issued 15,596,183 shares of Series D Convertible Preferred Stock and a warrant to purchase 2,676,303 shares of Series D Convertible Preferred Stock to GSI.

5.	On September 15, 2003, in connection with a stock purchase agreement, we sold 1,395,089 shares of Series C Convertible Preferred Stock and warrants to purchase 209,263 shares of Series C Convertible Preferred Stock to Tarplay Property Holdings, Inc. for a aggregate purchase price of $500,000.

6.	On September 15, 2003, in connection with a note purchase agreement, we sold promissory notes in the aggregate principal amount of $3,000,000 and warrants to purchase 1,255,580 shares of Series C Convertible Preferred Stock for an aggregate sale price of $3,000,000 to Softbank Capital Partners LP, Softbank Capital LP, Softbank Capital Advisors Fund LP, Data Investment LLC, Alan Lipton and Tarpley Property Holdings, Inc.

7.	As of March 30, 2004 and June 11, 2004 in connection with a stock purchase agreement, we sold 6,728,331 shares of Series C Convertible Preferred Stock to SDG Marketing, Inc. for a purchase price of $2,750,000.

8.	On March 30, 2004, in connection with a note exchange agreement, we issued an aggregate of 5,580,355 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 837,054 shares of Series C Convertible Preferred Stock in exchange for promissory notes in the aggregate principal amount of $2,000,000, plus accrued interest, to Softbank Capital Partners LP, Softbank Capital LP, Softbank Capital Advisors Fund LP, Data Investment LLC, Alan Lipton and Tarpley Property Holdings, Inc.

9.	On April 28, 2004, in connection with a note exchange agreement, we issued to GSI Commerce Solutions, Inc. 2,036,830 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 305,525 shares of Series C Convertible Preferred Stock in exchange for the cancellation of $730,000 principal amount of a promissory note, plus accrued interest.

10.	On February 12, 2001, we granted stock options to an employee covering 20,000 shares of our common stock at an exercise price of $1.37 per share.

11.	On March 1, 2001, we granted stock options to an employee covering 20,000 shares of our common stock at an exercise price of $1.37 per share.

12.	On March 20, 2001, we granted stock options to an employee covering 50,000 shares of our common stock at an exercise price of $1.37 per share.

13.	On June 1, 2001, we granted stock options to an employee covering 10,000 shares of our common stock at an exercise price of $1.37 per share.

14.	On June 26, 2001, we granted stock options to an employee covering 35,000 shares of our common stock at an exercise price of $0.29 per share.

15.	On July 7, 2001, we granted stock options to an employee covering 5,000 shares of our common stock at an exercise price of $1.37 per share.

16.	On November 1, 2001, we granted stock options to an employee covering 5,000 shares of our common stock at an exercise price of $1.37 per share.

17.	On December 11, 2002, we granted stock options to an employee covering 10,000 shares of our common stock at an exercise price of $1.37 per share.

18.	On December 16, 2002, we granted stock options to an employee covering 30,000 shares of our common stock at an exercise price of $1.37 per share.

19.	On December 18, 2002, we granted stock options to an employee covering 30,000 shares of our common stock at an exercise price of $1.37 per share.

20.	On December 26, 2002, we granted stock options to a consultant covering 25,000 shares of our common stock at an exercise price of $1.37 per share.

21.	On January 14, 2003, we granted stock options to an employee covering 10,000 shares of our common stock at an exercise price of $1.37 per share.

22.	On March 4, 2003, we granted stock options to an employee covering 10,000 shares of our common stock at an exercise price of $1.37 per share.

23.	On March 31, 2003, we granted stock options to an employee covering 35,461 shares of our common stock at an exercise price of $2.82 per share.

24.	On April 8, 2003 we granted stock options to an employee covering 75,000 shares of our common stock at an exercise price of $1.37 per share.

25.	On May 19, 2003 we granted stock options to employees covering an aggregate of 30,000 shares of our common stock at an exercise price of $1.37 per share.

26.	On May 30, 2003 we granted stock options to an employee covering 2,500 shares of our common stock at an exercise price of $1.37 per share.

27.	On June 19, 2003 we granted stock options to an employee covering 25,000 shares of our common stock at an exercise price of $1.37 per share.

28.	On July 21, 2003 we granted stock options to employees covering an aggregate of 50,000 shares of our common stock at an exercise price of $1.37 per share.

29.	On September 24, 2003 we granted stock options to an employee covering 5,000 shares of our common stock at an exercise price of $1.37 per share.

30.	On December 1, 2003, we granted stock options to employees covering an aggregate of 12,000 shares of our common stock at an exercise price of $0.35 per share.

31.	On December 12, 2003, we granted stock options to an employee covering 30,000 shares of our common stock at an exercise price of $1.37 per share.

32.	On January 5, 2004, we granted stock options to an employee covering 25,000 shares of our common stock at an exercise price of $0.35 per share.

33.	On January 26, 2004, we granted stock options to an employee covering 20,000 shares of our common stock at an exercise price of $0.35 per share.

34.	On February 2, 2004, we granted stock options to an employee covering 25,000 shares of our common stock at an exercise price of $0.35 per share.

35.	On March 1, 2004, we granted stock options to employees covering an aggregate of 6,476,000 shares of our common stock at an exercise price of $0.35 per share.

36.	On March 16, 2004, we granted stock options to employees covering an aggregate of 657,503 shares of our common stock at an exercise price of $0.35 per share.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (9) by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering. The registrant believes that the issuances were exempt from the registration requirements of the Securities Act on the basis that (a) the purchasers of securities for which the registrant relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act, (b) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they received adequate information about the registrant or had access, through employment or other relationships, to such information, and (c) appropriate legends were affixed to the stock certificates issued in such transactions. The recipients of securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access to information about the registrant through their employment or other relationships.

The issuances described in paragraphs (10) through (36) above in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.     Exhibits and Financial Statement Schedules

(A)	Exhibits:

Exhibit
Number		Description of Document

1.1**	—	Form of Underwriting Agreement.
2.1*	—	Asset Purchase Agreement among registrant and Ashford.com, Inc. dated December 6, 2002.
3.1*	—	Form of Amended and Restated Certificate of Incorporation to be adopted upon the closing of the offering made hereby.
3.2*	—	Form of Amended and Restated Bylaws to be adopted upon the closing of the offering made hereby.
4.1**	—	Specimen Stock Certificate.
4.2.1*	—	Investors’ Rights Agreement dated November 18, 1999 by and between the registrant and certain holders of the registrant’s capital stock.
4.2.2*	—	Amended and Restated Registration Rights Agreement dated March 30, 2004 by and between the registrant and certain holders of the registrant’s capital stock.
5.1**	—	Opinion of Akerman Senterfitt
10.1.1*	—	Odimo Incorporated Amended and Restated Stock Incentive Plan.
10.1.2*	—	Form of Stock Option Agreement pursuant to the Odimo Incorporated Stock Incentive Plan.
10.2*	—	Amended and Restated Series C Convertible Preferred Stock Purchase Agreement dated as of March 30, 2004 between the registrant and SDG Marketing, Inc.
10.3.1*	—	Promissory Note dated December 6, 2002 by the registrant in favor of GSI Commerce Solutions, Inc.
10.3.2*	—	Security Agreement dated December 6, 2002 between the registrant and GSI Commerce Solutions, Inc., as assignee.
10.3.3*	—	Patents, Trademarks, Copyrights and Licenses Security Agreement dated December 6, 2002 between the registrant and GSI Commerce Solutions, Inc., as assignee.
10.4.1*	—	Lease Agreement dated December 14, 1999 between the registrant and MDR Fitness Corp.
10.4.2*	—	Lease Amendment and Extension Agreement dated January 8, 2003 between the registrant and MDR Fitness Corp.
10.5.1*	—	Employment Agreement dated July 12, 2004 between the registrant and Alan Lipton.
10.5.2*	—	Employment Agreement dated July 12, 2004 between the registrant and Jeff Kornblum.
10.5.3*	—	Employment Agreement dated July 12, 2004 between the registrant and Amerisa Kornblum.
10.5.4*	—	Employment Agreement dated July 12, 2004 between the registrant and George Grous.
10.5.5*	—	Lock-up Agreement dated July 12, 2004, between the registrant and Alan Lipton.
10.5.6*	—	Lock-up Agreement dated July 12, 2004, between the registrant and Jeff Kornblum.
10.5.7*	—	Lock-up Agreement dated July 12, 2004, between the registrant and Amerisa Kornblum.
10.5.8*	—	Lock-up Agreement dated July 12, 2004, between the registrant and George Grous.
10.5.9*	—	Lock-up Agreement dated July 12, 2004, between the registrant and Michael Dell’Arciprete.
10.5.10*	—	Amended and Restated Employment Agreement dated August 27, 2004 between the registrant and Alan Lipton.
10.6*	—	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.
10.7*	—	Supply Agreement dated March 30, 2004 between the registrant and SDG Marketing, Inc.
10.8.1*	—	Loan and Security Agreement dated as of July 31, 2004 by and among Silicon Valley Bank, the registrant and its subsidiaries Ashford.com, Inc. and D.I.A. Marketing, Inc.
10.8.2*	—	Revolving Promissory Note dated as of July 31, 2004 in favor of Silicon Valley Bank, by the registrant and its subsidiaries Ashford.com, Inc. and D.I.A. Marketing, Inc.
10.8.3	—	Intellectual Property Security Agreements dated as of July 31, 2004 in favor of Silicon Valley Bank, by each of the registrant and Ashford.com, Inc.
10.8.4*	—	Unconditional Guaranties dated as of July 31, 2004 of Softbank Capital LP, Softbank Capital Partners LP and Softbank Capital Advisors Fund LP.

Exhibit
Number		Description of Document

10.10*	—	Commercial Lease dated as of January 1, 2006 between the registrant and IBB Realty, LLC.
21.1*	—	Subsidiaries of the registrant.
23.1*	—	Consent of Deloitte & Touche LLP.
23.2**	—	Consent of Akerman Senterfitt, included in Exhibit 5.1.
23.3*	—	Consent of Stanley Stern.
23.4*	—	Consent of Steven Tishman.
24.1*	—	Power of Attorney, included in the signature page to the registration statement.

*	Previously filed.

**	To be filed by amendment.

(B)	Financial Statement Schedule II — Valuation and Qualifying Accounts (included in the Index to Consolidated Financial Statements on page F-1 of the Prospectus which forms a part of this Registration Statement.)

Item 17.     Undertakings

The undersigned registrant hereby undertakes:

(a) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(c) (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunrise, State of Florida, on October 5, 2004.

BY:	/s/ ALAN LIPTON

Name: Alan Lipton

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ ALAN LIPTON Alan Lipton		President, Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)	October 5, 2004

/s/ AMERISA KORNBLUM Amerisa Kornblum		Chief Financial Officer (Principal Financial and Accounting Officer)	October 5, 2004

* Sidney Feltenstein		Director	October 5, 2004

* Eric Hippeau		Director	October 5, 2004

* Lior Levin		Director	October 5, 2004

* Robert Voss		Director	October 5, 2004

*BY:	/s/ AMERISA KORNBLUM Amerisa Kornblum Attorney-in-fact

Exhibit Index

Exhibit
Number		Description of Document

10.8.3	—	Intellectual Property Security Agreements dated as of July 31, 2004 in favor of Silicon Valley Bank, by each of the registrant and Ashford.com, Inc.
23.1	—	Consent of Deloitte & Touche LLP.